UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

CONTENT

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ANSES	National Administration of Social Security
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BONAR	Argentine Treasury Bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer price index
CSJN	Argentine Supreme Court of Justice
CT Barragán	Joint Venture CT Barragán S.A.
DOP	Deliver or pay
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
FOB	Free on Board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax
INDEC	National Institute of Statistics and Census
IWPI	Internal Wholesale Price Index
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
MEGSA	Mercado Electrónico del Gas S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining
MBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate OleoductoTrasandino (Argentina) S.A.
OTC	Associate OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review
SE	Secretariat of Energy
SEE	Secretariat of Electric Energy
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
SRH	Hydrocarbon Resources Secretariat
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal
TSEP	Transportation system entry point
UHaF	Under-Secretariat of Hydrocarbons and Fuels
UNG	Unaccounted Natural Gas
US$	U.S. dollar
US$/Bbl	Dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 44

Beginning on January 1, 2020

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary, or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses, as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2020, 2019 AND 2018

(Amounts expressed in millions of Argentine Pesos)

	Notes	2020	2019	2018
ASSETS
Noncurrent Assets
Intangible assets	7	39,119	37,179	20,402
Property, plant and equipment	8	1,379,527	1,069,011	699,087
Right-of-use assets	9	44,081	61,391	—
Investments in associates and joint ventures	10	107,112	67,590	32,686
Deferred income tax assets, net	16	2,629	1,583	301
Other receivables	12	14,657	11,789	9,617
Trade receivables	13	8,531	15,325	23,508

Total noncurrent assets		1,595,656	1,263,868	785,601

Current Assets
Assets held for disposal	3	494	—	3,189
Inventories	11	100,137	80,479	53,324
Contract assets	23	871	203	420
Other receivables	12	34,369	36,192	21,867
Trade receivables	13	108,146	118,077	72,646
Investment in financial assets	6	28,934	8,370	10,941
Cash and cash equivalents	14	54,618	66,100	46,028

Total current assets		327,569	309,421	208,415

TOTAL ASSETS		1,923,225	1,573,289	994,016

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,385	10,572	10,518
Reserves, other comprehensive income and retained earnings		666,845	531,977	348,682

Shareholders’ equity attributable to shareholders of the parent company		677,230	542,549	359,200

Non-controlling interest		6,165	5,550	3,157

TOTAL SHAREHOLDERS’ EQUITY		683,395	548,099	362,357

LIABILITIES
Noncurrent Liabilities
Provisions	15	186,488	144,768	83,388
Deferred income tax liabilities, net	16	119,609	97,231	91,125
Contract liabilities	23	—	294	1,828
Income tax liability	16	3,571	3,387	—
Taxes payable	17	215	1,428	2,175
Salaries and social security	18	3,860	—	—
Lease liabilities	19	24,172	40,391	—
Loans	20	527,575	419,651	270,252
Other liabilities	21	2,961	703	549
Accounts payable	22	710	2,465	3,373

Total noncurrent liabilities		869,161	710,318	452,690

Current Liabilities
Liabilities associated with assets held for disposal	3	—	—	3,133
Provisions	15	6,133	5,460	4,529
Contract liabilities	23	6,824	7,404	4,996
Income tax liability	16	740	1,964	357
Taxes payable	17	15,764	11,437	10,027
Salaries and social security	18	14,934	10,204	6,154
Lease liabilities	19	22,098	21,389	—
Loans	20	150,731	107,109	64,826
Other liabilities	21	9,062	1,310	722
Accounts payable	22	144,383	148,595	84,225

Total current liabilities		370,669	314,872	178,969

TOTAL LIABILITIES		1,239,830	1,025,190	631,659

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,923,225	1,573,289	994,016

Accompanying notes are an integral part of consolidated financial statements

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts expressed in millions of Argentine Pesos except per share information, expressed in Argentine Pesos)

	Notes	2020	2019	2018
Net income
Revenues	23	669,186	678,595	435,820
Costs	24	(626,212)	(575,608)	(359,570)

Gross profit		42,974	102,987	76,250

Selling expenses	25	(71,835)	(49,898)	(27,927)
Administrative expenses	25	(34,490)	(24,701)	(13,922)
Exploration expenses	25	(5,846)	(6,841)	(5,466)
Recovery / (Impairment) of property, plant and equipment and intangible assets, net	2.c-7-8	6,851	(41,429)	2,900
Other net operating results	26	3,949	(1,130)	11,945

Operating (loss) / profit		(58,397)	(21,012)	43,780

Income from equity interests in associates and joint ventures	10	13,270	7,968	4,839
Financial income	27	107,603	93,405	100,083
Financial loss	27	(138,753)	(91,533)	(63,681)
Other financial results	27	19,849	4,162	5,123

Net financial results	27	(11,301)	6,034	41,525

Net (loss) / profit before income tax		(56,428)	(7,010)	90,144

Income tax	16	(14,589)	(26,369)	(51,538)

Net (loss) / profit for the year		(71,017)	(33,379)	38,606

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(9,001)	(8,011)	(18,307)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		10,154	8,953	14,006
Exchange differences reversed to profit for the period (2)		—	—	1,572
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		205,347	220,425	175,329

Other comprehensive income for the year		206,500	221,367	172,600

Total comprehensive income for the year		135,483	187,988	211,206

Net (loss) / profit for the year attributable to:
Shareholders of the parent company		(69,649)	(34,071)	38,613
Non-controlling interest		(1,368)	692	(7)
Other comprehensive income for the year attributable to:
Shareholders of the parent company		204,517	219,666	169,674
Non-controlling interest		1,983	1,701	2,926
Total comprehensive income for the year attributable to:
Shareholders of the parent company		134,868	185,595	208,287
Non-controlling interest		615	2,393	2,919
Earnings per share attributable to shareholders of the parent company
Basic and Diluted	30	(177.42)	(86.85)	98.43

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1.
(2)	Corresponds to reversal to net profit for the year, for the partial disposal of the investment in YPF EE. See Note 3.

Accompanying notes are an integral part of consolidated financial statements

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts expressed in millions of Argentine Pesos)

	2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans (4)	—	—	—	—	541	—	—	—	541
Repurchase of treasury shares	(3)	(5)	3	5	—	(550)	—	—	(550)
Settlement of share-based benefit plans (2)	5	8	(5)	(8)	(802)	875	(251)	—	(178)
As decided by the Shareholders’ Meeting on April 30, 2020 (3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,926	6,088	7	13	(144)	502	(647)	640	10,385

	2020
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786		(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans (4)	—	—	—	—	—		—	541	—	541
Repurchase of treasury shares	—	—	—	—	—		—	(550)	—	(550)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(178)	—	(178)
As decided by the Shareholders’ Meeting on April 30, 2020 (3)	—	1,200	(35,321)	50	—		34,071	—	—	—
Other comprehensive income	—	—	—	—	204,517		—	204,517	1,983	206,500
Net loss	—	—	—	—	—		(69,649)	(69,649)	(1,368)	(71,017)

Balance at the end of the fiscal year	2,007	3,700	8,934	550	721,303	(1)	(69,649)	677,230	6,165	683,395

(1)

Includes 733,492 corresponding to the effect of the translation of the financial statements of YPF, (38,692) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 26,503 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 29.
(4)	See Note 36.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Cont.)

(Amounts expressed in millions of Argentine Pesos)

	2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans (3)	—	—	—	—	493	—	—	—	493
Repurchase of treasury shares	(4)	(6)	4	6	—	(280)	—	—	(280)
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	(491)	446	(114)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 27, 2019	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net (loss) profit	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572

	2019
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120		38,315	359,200	3,157	362,357
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	493	—	493
Repurchase of treasury shares	—	—	—	—	—		—	(280)	—	(280)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(159)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019	—	4,800	33,235	280	—		(38,315)	—	—	—
As decided by the Board of Directors on June 27, 2019	—	(2,300)	—	—	—		—	(2,300)	—	(2,300)
Other comprehensive income	—	—	—	—	219,666		—	219,666	1,701	221,367
Net (loss) profit	—	—	—	—	—		(34,071)	(34,071)	692	(33,379)

Balance at the end of the fiscal year	2,007	2,500	44,255	500	516,786	(1)	(34,071)	542,549	5,550	548,099

(1)

Includes 528,145 corresponding to the effect of the translation of the financial statements of YPF, (29,691) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 18,332 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 36.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Cont.)

(Amounts expressed in millions of Argentine Pesos)

	2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402
Modification to the balance at the beginning of the fiscal year (4)	—	—	—	—	—	—	—	—	—

Balance at the beginning of the fiscal year modified	3,924	6,085	9	16	36	(91)	(217)	640	10,402

Accrual of share-based benefit plans (3)	—	—	—	—	308	—	—	—	308
Repurchase of treasury shares	(3)	(4)	3	4	—	(120)	—	—	(120)
Settlement of share-based benefit plans (2)	2	3	(2)	(3)	(229)	222	(65)	—	(72)
As decided by the Shareholders’ Meeting on April 27, 2018	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on December 12, 2018	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net profit (loss)	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518

	2018
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	127,446		12,340	152,295	238	152,533
Modification to the balance at the beginning of the fiscal year (4)	—	—	—	—	—		(298)	(298)	—	(298)

Balance at the beginning of the fiscal year modified	2,007	—	—	100	127,446		12,042	151,997	238	152,235

Accrual of share-based benefit plans (3)	—	—	—	—	—		—	308	—	308
Repurchase of treasury shares	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(72)	—	(72)
As decided by the Shareholders’ Meeting on April 27, 2018	—	1,200	11,020	120	—		(12,340)	—	—	—
As decided by the Board of Directors on December 12, 2018	—	(1,200)	—	—	—		—	(1,200)	—	(1,200)
Other comprehensive income	—	—	—	—	169,674		—	169,674	2,926	172,600
Net profit (loss)	—	—	—	—	—		38,613	38,613	(7)	38,606

Balance at the end of the fiscal year	2,007	—	11,020	220	297,120	(1)	38,315	359,200	3,157	362,357

(1)

Includes 307,720 corresponding to the effect of the translation of the financial statements of YPF, (21,680) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 11,080 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 36.
(4)	Corresponds to the change in the accounting policy described in Note 2.b.18.

Accompanying notes are an integral part of consolidated financial statements

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Amounts expressed in millions of Argentine Pesos)

	2020	2019	2018
Cash flows from operating activities
Net (loss) / income	(71,017)	(33,379)	38,606
Adjustments to reconcile net (loss) / income to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(13,270)	(7,968)	(4,839)
Depreciation of property, plant and equipment	171,452	145,894	87,569
Depreciation of right-of-use assets	17,873	10,509	—
Amortization of intangible assets	3,428	2,374	1,749
Retirement of property, plant and equipment and intangible assets and consumption of materials ..	24,314	19,124	12,101
Charge on income tax	14,589	26,369	51,538
Net increase in provisions	28,179	13,090	(3,422)
(Recovery) / Impairment of property, plant and equipment and intangible assets, net	(6,851)	41,429	(2,900)
Exchange differences, interest and other	3,143	(5,939)	(28,611)
Share-based benefit plans	541	493	308
Accrued insurance	(3,643)	(498)	(417)
Result of companies’ revaluation	—	—	(11,980)
Result from the assignment of areas	(12,233)	(778)	—
Result from debt exchange	2,097	—	—
Result from financial instruments exchange	(1,330)	—	—
Changes in assets and liabilities:
Trade receivables	35,073	(11,833)	(25,912)
Other receivables	5,482	(13,076)	(9,873)
Inventories	13,332	6,726	951
Accounts payable	(21,039)	29,435	18,769
Taxes payables	862	(1,145)	2,615
Salaries and social security	8,611	4,534	1,904
Other liabilities	8,988	803	(1,178)
Decrease in provisions included in liabilities due to payment/use	(2,803)	(4,862)	(2,652)
Contract assets	(754)	445	(278)
Contract liabilities	526	776	2,179
Dividends received	2,616	811	583
Proceeds from collection of lost profit insurance	3,756	758	496
Income tax payments	(2,706)	(6,955)	(2,248)

Net cash flows from operating activities (1) (2)	209,216	217,137	125,058

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(114,616)	(161,455)	(88,293)
Contributions and acquisitions of interests in associates and joint ventures	—	(4,826)	(280)
Proceeds from sales of financial assets	38,332	957	7,879
Payments from purchase of financial assets	(46,762)	—	—
Interests received from financial assets	18	1,063	750
Payments from business combinations	—	—	(2,307)
Sale of interest in areas	13,867	382	—

Net cash flows used in investing activities	(109,161)	(163,879)	(82,251)

Financing activities: (3)
Payments of loans	(174,913)	(93,456)	(55,734)
Payments of interests	(60,681)	(41,606)	(26,275)
Proceeds from loans	139,018	97,351	39,673
Repurchase of treasury shares	(550)	(280)	(120)
Payments of leases	(23,290)	(15,208)	—
Payments of interests in relation to income tax	(696)	(583)	—
Dividends paid	—	(2,300)	(1,200)

Net cash flows used in financing activities	(121,112)	(56,082)	(43,656)

Translation differences provided by cash and cash equivalents	9,575	22,896	18,139

Reclassification to assets held for disposal	—	—	—

Net (Decrease) / Increase in cash and cash equivalents	(11,482)	20,072	17,290

Cash and cash equivalents at the beginning of the fiscal year	66,100	46,028	28,738
Cash and cash equivalents at the end of the fiscal year	54,618	66,100	46,028

Net (Decrease) / Increase in cash and cash equivalents	(11,482)	20,072	17,290

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)

Includes 11,101 and 11,184 for the fiscal year ended December 31, 2020 and 2019, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance/use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2020	2019	2018
Unpaid acquisitions of property, plant and equipment and concession extension liabilities	17,691	24,909	11,561
Hydrocarbon wells abandonment obligation costs’ recalculation	(13,918)	1,172	(11,710)
Additions of right-of-use assets	11,421	39,779	—
Capitalization of depreciation of right-of-use assets	3,789	2,021	—
Capitalization of financial accretion for lease liabilities	967	311	—
Capitalization in joint ventures	—	738	—

Accompanying notes are an integral part of consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, 2019, AND 2018

(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF S.A. is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following table shows the organizational structure, including the main companies of the Group, as of December 31, 2020:

(1)	Held directly and indirectly.
(2)	See Note 3
(3)	See Note 34.h

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of December 31, 2020, the Group carries out its operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 5.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the fiscal year ended December 31, 2020 are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Moreover, some additional issues required by the LGS and/or CNV’s regulations have been included.

The amounts and other information corresponding to the years ended on December 31, 2019 and 2018 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 4, 2021.

Current and Noncurrent classification

The presentation in the statement of financial position makes a distinction between current and noncurrent assets and liabilities, according to the activities operating cycle. Current assets and liabilities include assets and liabilities, which are realized or settled within the 12-month period from the end of the fiscal year.

All other assets and liabilities are classified as noncurrent. Current and deferred tax assets and liabilities (payable income tax) are presented separately from each other and from other assets and liabilities, as current and noncurrent, as applicable.

Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

Accounting criteria

The consolidated financial statements have been prepared under historical cost criteria, except for financial assets measured at fair value through profit or loss.

Non-monetary assets and liabilities of subsidiaries having the Peso as functional currency, were adjusted for inflation. See Note 2.b.1.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the fiscal year. Future results might differ from the estimates and assessments made on the date of preparation of these consolidated financial statements.

The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.c.

Consolidation policies

For purposes of presenting the consolidated financial statements, the full consolidation method was used with respect to all subsidiaries, which are those companies which the Group controls. The Group controls an entity when it is exposed, or is entitled to the variable results arising from its equity interest in the entity, and has the ability to affect those results through its power over the entity. This capacity is, in general but not solely, obtained by the direct or indirect ownership of more than 50% of the voting shares of a company.

Interest in JO and other agreements which gives the Group a contractually-established percentage over the rights of the assets and obligations that emerge from the contract, have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of JO are presented in the consolidated statement financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 10 details the fully consolidated controlled subsidiaries. Furthermore, Note 28 details the main JO, proportionally consolidated.

In the consolidation process, balances, transactions, profits and losses between consolidated companies and JO have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies which YPF controls, taking into consideration, where applicable, significant subsequent events and transactions, information available to the Management of the Company and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1.

The Group holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas and YTEC. The Group takes into account quantitative and qualitative aspects to determine which subsidiaries have significant non-controlling interests. In accordance with the previously mentioned, the Group concluded that there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

Under IAS 29 “Financial Reporting in Hyperinflationary Economies” the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period or fiscal year. The standard sets forth quantitative and qualitative factors to be contemplated in order to determine whether or not an economy is hyperinflationary.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In recent years, inflation in Argentina has been high, with an accumulated inflation rate exceeding 100% over the last three years. In addition, certain recent qualitative and quantitative factors, such as the significant devaluation of the Peso, led to the conclusion that the restatement by inflation of annual or interim financial statements corresponding to annual or interim periods ending after July 1, 2018, should be applied.

Companies could not present their restated financial statements because Decree No. 664/2003 of the PEN prohibited regulatory agencies (including the CNV) from receiving financial statements adjusted for inflation.

Law No. 27,468, published on December 4, 2018 in the BO repealed Decree No. 1,269/2002 of the PEN as amended (including the aforementioned Decree No. 664/2003 of the PEN). The provisions of the aforementioned Law became in full force and effect as of December 28, 2018, the date of the publication of the CNV General Resolution No. 777/2018, which established that annual financial statements, interim and special periods closing from December 31, 2018 inclusive, must be submitted adjusted for inflation, as established by IAS 29. The FACPCE’s guidelines will be applied to those issues not specifically addressed in the aforementioned regulations.

Although the application of IAS 29 does not directly affect YPF because its functional currency is the U.S. dollar as mentioned in section b.1 of this Note, it does affect the investments that the Company has in its subsidiaries, associates and joint ventures whose functional currency is the Peso, all of which have adjusted their financial statements.

In compliance with IAS 29 guidelines, the adjustment was based on the last date on which subsidiaries, associates and joint ventures whose functional currency is the Peso restated their financial statements to reflect the effects of inflation. For this purpose, in general terms, the inflation from the date of acquisition or addition, or from the date of asset revaluation, as applicable, was computed in balances of non-monetary assets and liabilities. As a result of the adjustment for inflation in such financial statements, the value of non-monetary items increased, with the cap of their recoverable value, and with the consequent effect on deferred tax. Regarding income statement, in addition to the restatement of revenues, costs, expenses and other items, the net monetary position effect was included in a separate item in the Other financial results.

In accordance with the above, the initial application of IAS 29 as of December 31, 2018, generated an increase in equity, net income and other comprehensive income for the fiscal year of the Company.

2.b) Significant Accounting Policies

2.b.1) Functional and reporting currency and tax effect on Other comprehensive income

Functional currency

YPF, based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the U.S. dollar as its functional currency. Consequently, non-monetary cost-based measured assets and liabilities, as well as income or loss, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of the Company are deemed to be foreign currency transactions and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each fiscal year or at the time of payment, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange rate prevailing at such date and the exchange differences arising from such measurement are recognized as “Net financial results” in the consolidated statement of comprehensive income for the fiscal year in which they arise.

Assets, liabilities and results of subsidiaries, associates and joint ventures are shown in their respective functional currencies. The effects of the conversion into dollar of the financial information of those companies whose functional currency is other than the dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Presentation currency

According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are translated into the presentation currency, as per the following procedures:

•	Assets and liabilities of each of the balance sheets presented are translated using the exchange rate on the balance sheet closing date;

•

Items of the consolidated statement of comprehensive income are translated using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate);

•	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income” in the statement of comprehensive income.

Effects of the translation of investments in subsidiaries, associates and joint ventures with functional currency corresponding to a hyperinflationary economy

Under IAS 21, the financial statements of a subsidiary with the functional currency of a hyperinflationary economy have to be restated according to IAS 29 before they are included in the consolidated financial statements of its parent company with a functional currency of a non-hyperinflationary economy, except for their comparative figures.

Following the aforementioned guidelines, the results and financial position of subsidiaries with the Peso as functional currency were translated into dollar by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and an entity ceases to restate its financial statements in accordance with IAS 29, it will use the amounts restated according to the price level of the date on which the entity ceased to make such restatement as historical costs, in order to translate them into the presentation currency.

Tax effect on Other Comprehensive Income

Results included in Other Comprehensive Income in connection with translation differences and result from net monetary position generated by investments in subsidiaries, associates and joint ventures whose functional currency is other than dollar as well as conversion differences arising from the translation of YPF’s financial statements into its presentation currency (Pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net accounting result nor in taxable result.

2.b.2) Financial Assets

Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into two categories:

•	Financial assets at amortized cost

Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payments of principal and interest.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In addition, and for assets that meet the aforementioned conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting therefrom be carried out on different bases. The Group has not designated a financial asset at fair value by using this option.

As of the closing date of these consolidated financial statements, the Group’s financial assets at amortized cost include certain elements of cash and cash equivalents, certain investments in financial assets, trade receivables and other receivables.

•	Financial assets at fair value through profit or loss

If either of the two criteria above are not met, the financial asset is classified as an asset measured at fair value through profit or loss.

As of the closing date of these consolidated financial statements, the Group’s financial assets at fair value through profit or loss include mutual funds and public securities.

Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Net financial results” in the statement of comprehensive income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Group records a profit or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized profits or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Profit or loss on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Group reclassifies all investments on debt instruments only when its business model for managing those assets changes.

Impairment of financial assets

The Group assesses the impairment of its financial assets according to the expected credit losses model. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach allowed by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. See Note 2.b.18.

Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.3) Inventories

Inventories are valued at the lower value between their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs, which have been incurred when bringing the inventory to its present location and condition. The net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product. Raw materials, packaging and other inventory are valued at their acquisition cost.

The Group assesses the net realizable value of the inventories at the end of each fiscal year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories exceed their net realizable value. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

2.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets. At the end of each year, such assets are measured at their acquisition or development cost, considering the criteria adopted by the Group in the transition to IFRS, less its respective accumulated amortization and, if applicable, impairment losses.

The main intangible assets of the Group are as follows:

i.	Service concessions arrangements

Includes transportation and storage concessions. These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

The Hydrocarbons Law allows the PEN to award concessions for the transportation of hydrocarbons for similar periods to the terms of the exploitation concessions granted (see Note 34.a). Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	Transport oil, gas and petroleum products;

•

Build and operate pipelines for oil, gas and their derivatives, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the SE for oil and petroleum derivatives pipelines, and by ENARGAS, for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petrolíferos Fiscales S.E. as of such date. The main pipelines related to said transportation concessions are the following:

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Thus, assets meeting certain requirements set forth by the IFRIC 12, which the Company Management’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

ii.	Exploration rights

The Group classifies exploration rights as intangible assets, which are valued at their cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable.

Investments related to unproved oil reserves or fields under evaluation are not depreciated. These investments are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory well drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

iii.	Other intangible assets

This section mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable.

These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 15 years. The Group reviews annually the mentioned estimated useful life.

The Group has no intangible assets with indefinite useful lives as of December 31, 2020, 2019 and 2018.

2.b.5) Investments in associates and joint ventures

Investments in associates and joint ventures are valued using the equity method.

According to this method, the investment is initially recognized at cost under “Investments in associates and joint ventures” in the statement of financial position, and the book value increases or decreases to recognize the investor’s interest in the income of the associate or joint venture after the acquisition date, which is reflected in the statement of comprehensive income under “Income from equity interests in associates and joint ventures”. The investment includes, if applicable, the goodwill identified in the acquisition.

Associates are considered those in respect of which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11, “Joint arrangements”, and IAS 28, “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “joint arrangement”) will be classified as either a joint operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, joint operations will be proportionally consolidated and joint ventures will be accounted for under the equity method.

Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company, which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is the currency of a hyperinflationary economy and/or different from the presentation currency are translated using the procedure set out in Note 2.b.1.

Investments in companies in which the Group has no significant influence or joint control, are valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Other Liabilities” account.

On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in associates and joint ventures. If this is the case, the Group calculates the amount of the impairment as the difference between the recoverable value of associates and joint ventures and their book value, and recognizes the difference under “Income from equity interests in associates and joint ventures” in the statement of comprehensive income. The recorded value of investments in associates and joint ventures does not exceed their recoverable value.

Note 10 details the investments in associates and joint ventures.

2.b.6) Property, plant and equipment

General criteria

Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the deemed cost criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets until they are ready for their intended use or sale.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Depreciation

Property, plant and equipment, other than those related to oil and gas production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Group reviews annually the estimated useful life of each class of assets.

Oil and gas production activities

The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mining properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets.

Exploration costs, excluding the costs associated with exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well will continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells throughout several years in order to completely evaluate a project. As a consequence, some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 8.

Drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

•

The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimate proved developed oil, and gas reserves estimated to recover.

•

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the proved oil and gas reserves.

Revisions in estimates of crude oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by external independent petroleum and gas engineers on a three-year rotation plan.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Costs related to hydrocarbon well abandonment obligations

Costs related to hydrocarbon well abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon the current costs incurred in abandonment obligations considering internal and external available information. Due to the number of wells in operation and/or not abandoned and as well as the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities, weighted by the complexity level of the wells, are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs mentioned above, the discount rate, the useful lifespan of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted at the date of issuance of these consolidated financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations. Such changes are recognized pursuant to IFRIC 1, which indicates that changes in liabilities will be added to or deducted from the asset cost corresponding to the current period, taking into account that if the decrease in liabilities exceeds the carrying amount of assets, the excess will be immediately recognized in the results of the fiscal year.

Environmental property, plant and equipment

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases where at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and does not raise the assets’ carrying value above their estimated recoverable value.

The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.

2.b.7) Provisions and contingent liabilities

The Group makes a distinction between:

i.	Provisions

Represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and whose amount and timing are uncertain. Provisions are recognized when the liability or obligation-giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations); as well as obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of future events that are out of the control of the Group (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties. See Note 15.

ii.	Contingent liabilities

Represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets”. See Note 32.

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group, and considering the estimated production of each field (and therefore its abandonment), in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

In relation to certain provisions and contingent liabilities, the Group, in accordance with the established exemption contemplated in IAS 37, has decided not to set forth certain critical information that could seriously impair it in the claims made by third parties.

2.b.8) Impairment of property, plant and equipment and intangible assets

To evaluate the impairment of property, plant and equipment and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indications that an asset may be impaired or recovered.

In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions.

The main CGUs into which assets have been grouped are indicated below:

i.	Upstream Segment

The assets included in this segment have been grouped into CGU Oil, which groups the assets of YPF fields with crude oil reserves, and CGU Gas – Neuquina Basin; CGU Gas – Noroeste Basin and CGU Gas – Austral Basin which group the assets of fields with natural gas reserves, according to Argentina’s basins.

ii.	Gas and Power Segment

The assets of this segment have been grouped into CGU Gas and Power YPF, which mainly includes the transportation, commercialization and regasification of natural gas; and CGU Metrogas, which includes assets related to natural gas distribution activities.

Likewise, until March 31, 2018, there was the CGU YPF EE, which included the assets related to the generation and commercialization of electric energy. See Notes 3 and 5.

iii.	Downstream Segment

The assets of this segment have been grouped in the CGU Downstream YPF, which mainly comprises the assets involved in crude oil refining (or supplementing that activity), the petrochemical industry and the marketing of such products.

iv.	Central Administration and Others

It includes the CGU AESA, which primarily comprises the assets used for construction purposes related to the activities of the subsidiary.

This aggregation is the best reflection of how the Group currently makes its assets management decisions for the generation of independent cash flows.

The recoverable amount is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed for each CGU.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous fiscal years needs to be made. See Note 2.c.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

2.b.9) Methodology used in the estimation of recoverable amounts

The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: i) the calculation of the value in use, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of capital, and, if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these consolidated financial statements, less the disposal costs of such assets.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including applicable gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.

The cash flows from Upstream assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, based on the type of each one of the Upstream assets.

Downstream and Gas and Power cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 5 years, considering annual rent for the last period, based on the long useful life of these CGU assets.

The reference prices considered are based on a combination of projected prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.10) Employee benefit plans and share-based payments

i.	Retirement plan

Effective March 1, 1995, the Group has established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation, and the Group will pay an amount equal to that contributed by each member.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

ii.	Objective performance bonus programs and performance evaluation programs

These programs cover certain of the Group’s personnel. These bonuses are based on compliance with corporate objectives, business unit objectives and individual performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance evaluation of each employee, and are paid in cash.

iii.	Share-based benefit plan

From the fiscal year 2013, YPF has decided to implement a share-based benefit plan. This plan, organized in annual programs, covers certain executive and management positions and key personnel or personnel with critical technical knowledge. The above-mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only necessary condition to access the agreed final retribution.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the United States market. The above-mentioned cost is accrued in the Company’s net income for the year, over the vesting period, with the corresponding increase in Shareholders’ equity in the “Share-based Benefit Plans” account.

2.b.11) Revenue recognition

Revenue from ordinary activities arising from contracts entered into with customers

In compliance with IFRS 15, the Group has classified the main contracts with customers, as follows:

•	Contracts for the sale of fuel in consignment;

•	Contracts for the direct sale of fuel;

•	Contracts for the sale of natural gas;

•	Contracts and agreements for the sale of other refined products;

•	Construction contracts.

In the first four types of contracts, related to the sale of goods, income is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, revenue is not recognized until the good is sold to the intermediarys customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

In the case of the construction contracts, revenue is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contracts, performance obligations are satisfied over time.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In accordance with the requirements of IFRS 15, revenues have been broken down by (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments.

Revenue recognition related to Government incentive programs

The following are the main revenues that fall within the scope of the IAS 20 “Accounting for Government grants and disclosure of government assistance”:

•	Benefits from Stimulus program for the additional injection of natural gas and Stimulus program for investments in the natural gas production development from unconventional reservoirs.

They consist of economic compensation for the companies committed to increase their respective production. These incentives have been included in “Revenues” in the consolidated statement of comprehensive income.

•	Compensation for providing diesel to public transport of passengers at a differential price.

They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs. These incentives have been included in “Revenues” in the consolidated statement of comprehensive income.

•	Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.

They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, was recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods. These incentives have been included under “Net Financial Results” in the statement of comprehensive income.

•	Procedure to compensate for the lower income that Natural Gas Distribution Service Licensed Companies receive from their users.

Compensations received as a result of the application of benefits and/or discounts to users under the regulations in force regarding social tariffs of the natural gas distribution service through networks. The aforementioned incentives have been included under “Revenues” in the statement of comprehensive income.

•

Payment of the accumulated daily differences on a monthly basis between the price of gas purchased by Distributors and the natural gas price included in the tariff schemes effective from April 1, 2018 to March 31, 2019.

Argentine Government assumed the payment of the differences exclusively arising from exchange rate variations and corresponding to natural gas volumes delivered in such term. These incentives recognized by Metrogas have been included as reversals in “Costs” in the consolidated statement of comprehensive income. See Note 34.f.

•	Incentive for investment in capital goods, computers and telecommunications for domestic manufacturers.

It takes place through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company AESA. The bond received may be computed as a tax credit for the payment of national taxes (i.e., income tax, tax on minimum presumed income, VAT and domestic taxes) and may be transferred to third parties only one time. The incentives have been included in the item “Other net operating results” in the consolidated statement of comprehensive income.

Recognition of these incomes are made at their fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related therewith have been fulfilled.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.12) Leases

As of fiscal year 2019, the Group registers its leases in accordance with IFRS 16.

The model introduced by this standard is based on the definition of lease, which is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: i) obtain substantially all of the economic benefits from the use the asset; and ii) direct the use of the asset.

The Group recognized right-of-use assets and lease liabilities for 23,059 on January 1, 2019, date of initial application of IFRS 16, in the statement of financial position, measured at the present value of future payments.

The implementation of this standard had no effect on retained earnings as the Group applied the simplified model without restating any comparative figures, recognizing a right-of-use asset equal to the lease liability on the initial transition date.

The Group as lessee

Once the lease has been identified, the Group recognizes the following items:

•	Right-of-use assets, whose cost includes:

(a)	the amount of the initial measurement of the lease liability;

(b)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(c)	the initial direct costs incurred by the lessee; and

(d)

an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The Group could incur in certain liabilities because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

Subsequently, the valuation of right-of-use of assets will be based on the cost model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the depreciation in a straight-line during the extension of the lease, unless another systematic basis is more representative). Depreciation is estimated by the straight-line method based on the term of each lease contract, except where the useful life of the underlying asset is shorter.

In order to assess the impairment of right-of-use assets, the Group compares their carrying value with their recoverable amount at fiscal year end, or more frequently, if there are indicators that the amount of any given asset could have suffered an impairment, grouping assets into CGU and applying the guidelines under IAS 36, which are described in Notes 2.b.8 and 2.b.9.

Lease contracts in which the Group is the lessee mainly correspond to the lease of:

•

Exploitation equipment and facilities, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, work-over and lifting pumps. The average term of these contracts is from 3 to 5 years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (Pesos per hour/day of use).

•	Machinery and equipment, which include:

i.

equipment for natural gas compression and generation of energy. The average term of these contracts is 3 years, featuring minimum payments based on the available power. Variable payments are calculated on the basis of a rate per generation unit;

ii.	regasification and gas liquefaction equipment. The average term of these contracts is 6 years, establishing a minimum guaranteed payment on the basis of the availability of these assets.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Transportation equipment, including:

i.	vessels and crafts for hydrocarbon transportation, whose average contract term is 3 years, establishing monthly guaranteed payments associated to the Group’s availability over such assets;

ii.

truck fleets with average contract terms of 3 years, for which variable payments are estimated based on a rate per unit of use (Pesos per kilometer travelled), featuring in some cases minimum payments associated to the availability of such assets.

•

Gas station lands and facilities, whose contracts include the lease of land and associated installations with average contract terms of 20 years and for which payments are determined based on a given quantity of fuel.

•	Land and buildings which include mainly:

i.

An underground reservoir and the land necessary to mount the surface installations necessary for the underground storage of natural gas, whose contract lasts for 4 years, for which there are minimum guaranteed quotas;

ii.	permits for the use of ports and land, for which there are minimum guaranteed quotas.

With regard to short-term leases and leases of low-value underlying assets, the Group continues recognizing them as expense for the fiscal year, in accordance with the option specified in the standard, except those that are capitalized. The Group did not identify any low-value leases other than those whose underlying asset corresponds to printers, cell phones, computers, photocopiers, among others, which are not material. Variable payments of leases related to the performance/use of the underlying asset are subject to the same accounting treatment. The total charges recorded in comprehensive income for the fiscal year and total capitalizations for short-term leases and leases of low-value and variable lease payments related to the underlying asset performance and/or use, amounts to 11,764 and 13,886 as of December 31, 2020 and 2019, respectively.

Payments of short-term leases, low-value leases and the variable charge related to the performances/use of the underlying assets are classified in the statement of cash flows in operating activities, except for those which are capitalized, which are classified as cash used in investing activities. Additionally, cash payments of principal and interest are disclosed as payments in cash flows used in financing activities.

•

Lease liabilities measured as the discounted aggregate amount of future lease payments. Considering the complexity of determining the implicit interest rate in the lease, the lessee’s incremental borrowing rate to the lease liabilities of the initial date of each contract is applied.

Lease liabilities include:

(a)	fixed payments (including in substance fixed payments), less any lease incentive receivable;

(b)	variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract;

(c)	amounts that the lessee expects to pay as residual value guarantees;

(d)	the price for the exercise of a purchase option if the Group is reasonably certain to exercise that option; and

(e)	payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise an option to terminate it (i.e., because there is a reasonable certainty thereon).

Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Group revises the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)

when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the purchase option of the underlying asset.

During the fiscal year 2018, the Group applied the guidelines of IAS 17. The leases were classified as operating or financial leases, taking into account the economic substance of the contracts.

•	Operating leases

A lease was classified as an operating lease when the lessor did not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases were recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the consolidated statement of comprehensive income for the fiscal year in which they arise.

•	Financial Leases

Leases were classified as financial when the lessor transferred to the lessee substantially all the risks and benefits inherent in the leased property.

The Group had no significant financial leases as they were defined by IAS 17.

The Group as lessor

The Group does not have any significant assets leased to third parties.

2.b.13) Net income per share

Net income per share is calculated by dividing the net income for the fiscal year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the fiscal year net of repurchased shares as mentioned in Note 29.

Diluted net income per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as if they had been converted.

In computing diluted net income per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Diluted net income per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted net income per share excludes potential ordinary shares if their effect is anti-dilutive.

As of the date of the issuance of these consolidated financial statements, there are no YPF instruments outstanding that imply the existence of potential ordinary shares (taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market), thus the basic net income per share matches the diluted net income per share. See Note 30.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.14) Financial liabilities

Financial liabilities are initially recognized at their fair value, net of the transaction costs incurred. Because the Group does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

The Group eliminates a financial liability (or a part thereof) from its statement of financial position when it has been extinguished, i.e., when the obligation specified in the corresponding contract has been paid or canceled, or has expired.

The Group will account for a swap of financial instruments with substantially different conditions by eliminating the original financial liability and registering a new financial liability. Similarly, the Group will account for a substantial change in the current conditions of an existing financial liability or part of it as a cancellation of the original financial liability and the recognition of a new financial liability.

At the closing of these consolidated financial statements, the Group’s financial liabilities at amortized cost include accounts payable, other liabilities, loans and lease liabilities.

2.b.15) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Group recognizes accounting charges for income tax by applying the deferred tax method, which considers the effect of temporary differences between the carrying amount of an asset or a liability and its tax base and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the statutory rate then in force, at the time of its use or reversion.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Tax expense for the fiscal year includes current and deferred income tax. Income tax is recognized in the consolidated statement of net income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the fiscal year end, in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

According to the amendments introduced by the Argentine Tax Reform Law No. 27,430 published in the BO on December 29, 2017:

i) The general income tax rate was reduced from 35% for fiscal year 2017, to 30% for fiscal years 2018 and 2019, and to 25% for those fiscal years beginning January 1, 2020 onwards. On December 23, 2019, Law No. 27,541 on Social Solidarity and Recovery of the Productive Sector was published in the BO (see Note 34.j) which suspended the reduction in the income tax rate from 30% to 25% until fiscal years beginning on January 1, 2021, included. Accordingly, although the gradual changes of the income tax rate were not applicable to the measurement of the current tax, the main accounting impact of the new regulations ocurred in the measurement of deferred assets and tax liabilities. See Note 16.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

ii) The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and that are affected to generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being 8% for real estate not classified as inventories, 15% for real estate classified as inventories, 5% for shares, quotas and equity interests owned by individuals and 10% for the rest of the assets. The gain generated by the revaluation is exempted according to article 291 of Law 27,430, and separately, the additional tax generated by the revaluation is not deductible.

On March 28, 2019, the Company adhered to the tax revaluation established in Law No. 27,430 for the “Mines, quarries, forests and analogue assets” category, establishing a special tax of 4,562. The adherence will allow a higher deduction of the depreciation of the assets revaluated in the income tax, and therefore will affect the recording of the deferred income tax. See Note 16.

Additionally, determining of taxable profit on minimum presumed income was calculated by applying the current 1% tax rate to taxable assets as of the end of each year. This tax supplemented income tax. The tax liability coincided with the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeded income tax during one tax year, such excess could be computed as prepayment of any income tax excess over the tax on minimum presumed income that could be generated in the next 10 years. It is worth mentioning that it was overruled for the years beginning on January 1, 2019, as established by Law No. 27,260.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

Royalties and withholding systems for hydrocarbon exports

A 12% (or 15%, if applicable) royalty is payable on the value at the wellhead of crude oil production and the commercialized natural gas volumes, on the wellhead value of such products, which is similar to the final sales price less transportation and storage costs.

Pursuant to the extension of the original terms of exploitation concessions, the Group has agreed to pay an extraordinary production royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons.

Royalty expense and extraordinary production royalties are accounted for as a production cost.

Additionally, the Group is subject to the withholding regimes for hydrocarbon exports outlined in Note 34.d.

2.b.16) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions adopted in the Shareholders’ meetings and legal standards or regulations.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its nominal value and the adjustment derived from said monetary restatement required by previous accounting principles (the Argentine Accounting Principles) is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. In addition, this item may be used to compensate for accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment for inflation (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNV regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 2.b.10.iii.

Acquisition cost of treasury shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares. Additionally, see Note 29. Considering CNV regulations RG No. 562, the balance of this account restricts the distribution of retained earnings.

Share trading premium

Corresponds to the difference between accrued amount in relation to the share-based benefit plans and acquisition cost of the shares settled during the fiscal year in relation with the mentioned plans.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of LGS, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, and transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2020, the legal reserve has been fully integrated, amounting to 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10.iii.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the fiscal year or to Retained earnings, as defined by IFRS.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Retained earnings

Includes accumulated profits or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions.

Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from Other comprehensive income and adjustments to income of previous years produced by the application of accounting standards.

Additionally, pursuant to the regulations of the CNV, when the net balance of Other comprehensive income account is positive, it will not be distributed or capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to sections 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under CNV Rules. When the net balance of these results at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

Non-controlling interest

Corresponds to the interest in the net assets of Metrogas (30%) and YTEC (49%), representing the rights on shares that are not owned by YPF.

2.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recognized at fair value. The method of recognizing the resulting profit or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible and practical under IFRS 9, and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

•	During the fiscal year ended December 31, 2020, the Group entered into term purchase transactions for dollars and grains and has not applied hedge accounting.

•

During the fiscal year ended December 31, 2019, the Group conducted operations with forward dollars - Swiss francs contracts and entered into term purchase transactions for dollars and has not applied hedge accounting.

•	During the fiscal year ended December 31, 2018, the Group entered into term purchase transactions for dollars and has not applied hedge accounting.

Profit or losses from these derivative financial instruments are classified as “Other financial results”, in the statement of comprehensive income.

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year.

2.b.18) Trade receivables and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Under IFRS 9, a provision for bad debt is created by preparing a matrix per category and grouping the assets based on the type of customer: i) related parties, ii) public sector and iii) private sector. These groups were subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears, ii) existence of guarantees and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group was defined, an expected bad-debt rate is assigned based on historical default rates adjusted to future economic conditions.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”, as well as subsequent recoveries.

As IFRS 9 became effective, on January 1, 2018, the Group has retroactively applied the changes in the standard, without restating the comparative amounts. Therefore, the difference between the previous accounting amounts and the new initial amounts resulting from the initial application of the standard were recognized as an adjustment in the “Retained Earnings” as of such date. The implementation of the impairment method introduced by the standard generated a loss of 425 with the consequent effect on the deferred tax of 127. The net effect shown in the statement of changes in shareholders’ equity was 298, not being significant for the financial position and/or performance of the Group.

2.b.19) Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of 3 months or less. They do not include bank overdrafts.

2.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the fiscal year in which they are approved.

2.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when the Group takes effective control over the acquired company.

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at its acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Group will remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a profit or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Group. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

IFRS 3 authorizes a term of 12 months from the acquisition date to complete the measurement process of a business combination. When this is not recorded at the closing of the fiscal year in which the business combination takes place, the Group reports provisional amounts.

2.b.22) Total or partial disposal of foreign operation whose functional currency is other than the dollar

On the disposal of a foreign operation (a disposal of the Group’s entire interest, or a partial disposal involving loss of control over a subsidiary), all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss of that fiscal year.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences is reclassified to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated using the closing rate. Translation differences arising are recognized in Other comprehensive income.

2.b.23) Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. Operating segments are described in Note 5.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.24) Assets held for disposal and related liabilities

An asset (or group of assets) is classified as held for disposal together with its related liabilities when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. In the event that the Group is engaged in a disposal plan, which involves the loss of control of a subsidiary, it will classify the assets and liabilities of such subsidiary as held for disposal provided that they comply with the criteria required by the IFRS 5 and its interpretations, regardless of whether the Group withholds a non-controlling interest in its former subsidiary after the transaction.

In order to apply the above classification, the asset (or group of assets) must be available for its immediate disposal or dilution in its current conditions, exclusively subject to the usual and habitual terms for the disposal or dilution of this asset (or group of assets).

For the transaction to be highly probable the appropriate level of Management or Board of Directors of the Company must be committed to a plan and an active program must have been actively initiated. In addition, the disposal of the asset (or groups of assets) must be actively negotiated at a reasonable price in relation to its or their current fair value. Moreover, the transaction must also be expected to meet the conditions for recognition as a completed disposal within one fiscal year after the classification date, with the exceptions permitted by IFRS 5, and the activities required to complete the plan should indicate that it is unlikely that significant changes are made to the plan or that it will be canceled.

Assets classified as held for disposal will be measured at the lower of their carrying amount or fair value less sale-related costs.

As of December 31, 2020, the Group classified certain assets of property, plant and equipment as assets held for disposal.

As of December 31, 2019, there were no assets held for disposal.

As of December 31, 2018, the Group classified certain areas as assets held for disposal. See Note 3.

2.b.25) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required in order to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. Interests are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The rest of the borrowing costs are recognized as expenses in the period in which they are incurred.

2.b.26) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statements and have, therefore, not been adopted by the Group.

Those standards or interpretations issued by the IASB, the application of which is mandatory as of the closing date of these consolidated financial statements, have been adopted by the Group, if applicable

•	Amendments to IFRS 3 – Business combinations

In October 2018, the IASB has issued Definition of a Business (Amendments to IFRS 3), aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. Early application is allowed.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The amendments:

•

clarify that to be considered a business, an acquired set of activities and assets must include, at least, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The adoption of this amendment has had no effect on the consolidated financial statements of the Group.

•	Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” – Definition of material

In October 2018, the IASB issued amendments that are applicable to fiscal years beginning on or from January 1, 2020, allowing for its anticipated application.

The amendments to the definitions of “material” or “with relative importance” seek to unify the definition of such concepts to the definitions of Conceptual Framework, also amended in 2018.

The adoption of this amendment has had no effect on the consolidated financial statements of the Group.

•	Amendments to References to the Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework applicable to annual periods beginning on or after January 1, 2020. This revision process did not imply a substantial change in the set of definitions, concepts and guidelines used as a basis for preparing financial information, therefore, there were no effects on the Group’s financial statements.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform Phase 1

In September 2019, the IASB issued amendments that are applicable to fiscal years beginning on or from January 1, 2020, allowing for its early application.

Given the uncertainty caused by the “Interest Rate Benchmark reform”, which suggests replacing interbank offer rates with alternative benchmark free-risk rates, the IASB considered the effects this may have on the specific hedging accounting requirements under IFRS 9 and IAS 39 which require an analysis with a forward-looking approach.

Thus, the amendments modify these requirements by applying hedge accounting, for entities to apply them assuming that the interest rate benchmark is not modified as a result of the aforementioned interest rate reform.

The adoption of this amendment has had no effect on the consolidated financial statements of the Group because it does not carry out this type of hedging.

Standards or interpretations issued by the IASB, the application of which is not mandatory as of the closing date of these consolidated financial statements and which, therefore, have not been adopted by the Group

•	IFRS 17 – Insurance contracts

The IFRS 17 issued in May 2017 is applicable to those fiscal years beginning on or after January 1, 2021, allowing its early application and replacing IFRS 4.

The Group anticipates that this standard will have no effects on its financial statements because it does not provide this type of services.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled company, the extent of the profit or loss to be recognized in the financial statements depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these changes indefinitely depending on the outcome of its research project on accounting by the equity method, which was approved on December 17, 2015.

•	Amendments to IAS 1 – Classification of liabilities

In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, included, (date which was extended to January 1, 2023) and allow for their earlier application.

The amendments clarify that liabilities classification as current or non-current:

•

Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

•	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

It also clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The Group anticipates that the implementation of these amendments will have no significant impact on its financial statements, though is currently evaluating the impact.

•	Amendments to IAS 16 – Proceeds before intended use

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

Following the amendment to IAS 16, an entity may not deduct from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating. The proceeds from selling any such items, and the production cost of those items, will be recognized in the comprehensive income for the corresponding period. Entities shall disclose separetely the amounts of proceeds and costs, that relate to items that do not proceed from the entity’s ordinary activities.

The amendment also clarifies that an item of property, plant and equipment is in said preparation and testing process when assesing the technical and physical performance of the asset. Therefore, an asset may be able to operate in the manner intended by Management and consequently be subject to depreciation before it has reached the level of operating performance expected by Management.

According to the variables present at the end of the reporting period, the Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IAS 37 – Onerous Contracts

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The amendment clarifies the meaning of “cost of fulfilling a contract” for the purpose of assessing whether the contract is onerous. The direct cost of fulfilling a contract consists of both the incremental cost of fulfilling that contract (for example, direct labour and materials), as well as an allocation of other costs that relate directly to fulfilliment of contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used to fulfill that contract).

The amendment also clarifies that an entity must recognize any impairment loss that has occurred in the assets used to fulfill the contract before recording an onerous loss and when determining such onerosity, the present obligation under an existing contract must be considered, and therofore, does not recognize future operating losses.

According to the variables present at the end of the reporting period, the Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IFRS 3 – Reference to the Conceptual Framework

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

After updating the reference that the Standard makes to the 2018 Conceptual Framework on the definition of the concepts of assets and liabilities in a business combination, its application could change which assets and liabilities that meet the requirements for recognition in a business combination. In some of these cases, the post-acquisition accounting required by other IFRS Standards could lead to immediate derecognition of assets or liabilities recognised in a business combination, resulting in so called “Day 2 gains or losses” that do not depict an economic gain or loss.

To remedy this situation, the new exception in IFRS 3 for liabilities and contingent liabilities specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should refer to IAS 37 “Provisions, contingent liabilities and contingent assets”, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. It has also been clarified that the acquirer must not recognize contingent assets on the acquisition date as defined in IAS 37.

The Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IFRS 16 –COVID-19 Related rent concessions

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after June 1, 2020, allowing their early application.

A lessee may elect to account for any change in lease payments as a consequence of the COVID-19 pandemic, arising from rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

This option applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

(a) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

(b) any reduction in lease payments affects only payments originally due or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments on or before June 30, 2021, and increased lease payments that extend beyond June 30, 2021); and

(c) there is no substantive change to other terms and conditions of the lease.

The Group expects that the implementation of these amendments will have no significant impact on its financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 17 and IFRS 16 – Interest Rate Benchmark Reform Phase 2.

On August 2020, the IASB issued amendments applicable to fiscal years beginning on or after January 1, 2021, allowing for their early application.

The purpose of these amendments is to provide entities with practical solutions to deal with the effects of the transition to alternative benchmark interest rates, when they generate changes in contractual cash flows or in the hedging relationships.

The amendments issued take place in the following key areas:

•

Financial assets, financial liabilities and lease liabilities: a practical solution was issued for financial assets and liabilities measured at amortized cost which are modified as a direct consequence of the interbank benchmark interest rate reform. As a practical solution, the IASB establishes that these amendments are not to be treated as specified under IFRS 9 for changes to contractual cash flows, but rather as established under such standard for assets and liabilities at variable rate. This accounting treatment comprises the prospective revaluation of these financial instruments at the revised effective interest rate. This only applies when the change is a direct consequence of the rate reform and the basis used to determine the cash flows is economically equivalent to the basis immediately preceding rate replacement. In the case of lease liabilities revalued based on an interest rate that is being replaced with an alternative interest rate, a similar treatment is proposed.

•

Hedges: The IASB issued further practical solutions in addition to those issued in Phase 1, seeking to prevent the benchmark rate reform from discontinuing hedge accounting or the designation of a new relationship of this type. The hedging relationships (and related documentation) must be amended to reflect the effects on i) the hedged item, ii) the hedging instrument and iii) the hedged risk. Any valuation adjustments resulting from the amendments are recognized as part of the inefficiency.

•

Disclosure: The information disclosed must allow the user to understand the nature and extent of the risks to which the entity is exposed and how those risks generated by the interbank benchmark rate reform will be managed. The progress and management of the transition to alternative benchmark rates is also required to be informed.

The Group expects that the implementation of these amendments will have no significant impact on its financial statements because it does not have significant financial instruments under this kind of interest rate at the end of the informed year.

•	Anual improvements to IFRS – Standards 2018-2020

In May 2020, the IASB issued the 2018-2020 cycle of annual improvements that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

A summary of the main modified standards and their purpose follows:

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Standard	Amended Subject	Detail
IFRS 1 “First-time adoption of IFRS”	Subsidiary as a First-time IFRS adopter

When a subsidiary becomes a first-time adopter later than its parent company, it may elect to measure its assets and liabilities according to how their parent measured them in their consolidated financial statements, based on the parent´s date of transition to IFRSs (without considering consolidation adjustments and for the purposes of the business combination for which the parent company acquired the subsidiary). After the amendment, this exception is extended to accumulated translation differences.

A similar election is available to an associate or joint venture.

IFRS 9 “Financial Instruments”	Fees in the “10 per cent” Test for Derecognition of financial liabilities

An entity must derecognise the original financial liability and recognise a new financial liability when, among other requirements, there is a substantial modification of the terms of an existing financial liability.

The terms are substantially different if the discounted present value of the cash flows under the new terms using the original effective interest rate is at least 10% different from the discounted present value remaining cash flows of the original financial liability, including any fees paid net of any fees received in the 10 per cent test. The amendment clarifies that when determining this value, only the items paid or received between the borrower and the lender are included, including those paid or received by one or the other on behalf of the other.

IFRS 16 “Leases”	Illustrative examples- Lease incentives	Reimbursement relating to leasehold improvements is removed from illustrative Example 13.

IAS 41 “Agriculture”	Taxation in fair value measurements	Paragraph 22 was amended to remove the requirement to exclude cash flows for taxation when measuring fair value, as to aline the requirements in IAS 41 on fair value measurements with those in IFRS 13 “Fair Value Measurement”.

The Group expects that the implementation of these amendments will have no material impact on its financial statements.

Additionally, amendments have been issued to IFRS 4 and IFRS 17 “Insurance contracts”, which were not included as they are not applicable to the Group since it does not carry out related activities.

2.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Group’s decision-making process. The volume of crude oil and gas reserves is used to calculate depreciation using the unit of production ratio and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8 and 2.b.9 and the last paragraph of this Note).

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by Rule 4-10 (a) of Regulation S-X of the SEC.

Provision for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management of the Company may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies and the strategy defined in each case can have, consequently, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management of the Company.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Provision for environmental costs and obligations for the abandonment of hydrocarbon wells

Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. YPF management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and necessary remediation of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial actions or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation, provisions have been made for environmental liabilities whose evaluations and/or remediations are probable and can be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6.

Income tax and deferred income tax

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, options established by the law or its regulations, as well as estimates of the timing and realization of deferred income taxes. Also, the Group evaluates if the tax authority will accept an uncertain tax treatment. Additionally, the current collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions affecting the Group’s tax balances. See Note 16.

Provision for impairment of property, plant and equipment

The methodology used in estimating the recoverable amount of property, plant and equipment is detailed in Notes 2.b.8 and 2.b.9.

The determination of whether an asset is impaired, and by how much, involves management’s estimates of highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and future prices of the products, including the prospects of supply and demand conditions of the world or regional market for crude oil, natural gas and refined products, all of which affects the prices taken into account in the projection. Consequently, for oil and natural gas assets, the expected future cash flows are determined using management’s best estimate of future oil and natural gas prices and production volumes and reserves. The foregoing implies the use of estimates about future commodity prices, production and development costs, field decline rates, current tax regimes and other factors. These estimates and the management judgment on which the estimates of expected cash flows are based are subject to changes as new information becomes available. Changes in economic conditions may also affect the rate used to discount future cash flow estimates.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indicator (or reversal of an impairment charge). The impairment assessment mainly reflects long-term oil and natural gas prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are in the range of price forecasts published by third-party experts of the industry and government agencies, within which are the long and short term projections of the US Energy Information Administration and the Brent crude forward curve. The assumptions of future prices used by the Management of the Company tend to be stable because it does not consider short-term increases or decreases in prices to be indicative of long-term levels, but they are subject to change. Additionally, oil prices do not rise above the historical oil prices observed in the past, applied to projected future production volumes. Gas prices correspond to the average weighted price per basin and channel, determined according to current contracts and regulations and the market’s supply and demand.

In relation to the gas market, incentive schemes were established in recent years in order to increase the total injection of natural gas. In particular, in 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells, as well as to the reinjection of the hydrocarbon. This situation generated a reduction in natural gas sales price in the domestic market, which generated a drop in gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government published in the BO the Plan for the Promotion of Argentine Natural Gas Production 2020-2024 (“GasAr Plan”) with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the domestic market. See Note 34.g.

For the fiscal year ended December 31, 2018, the Group recognized a reversal in the charge for impairment of the value of its assets for the CGU Oil of 39,837 and an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 28,326 and CGU Gas – Austral Basin of 8,246.

The reversal of impairment charge of the CGU Oil assets is mainly due to the increase in oil reserves coupled with estimated cost improvements, all of which is mainly set off by: (i) the rise in the discount rate as a result of the higher country risk and cost of debt and (ii) larger investments associated to higher reserves contemplated in cash flow. All the foregoing taking into account the book value of assets as of December 31, 2018, affected by the deprecation charges for the fiscal year and the investments made, among others.

The impairment of the CGU Gas – Neuquina Basin and CGU Gas – Austral Basin assets arises from a combination of multiple factors, mainly from the anticipated reduction in gas market prices due to the lower sales price to distributors and power plants (see Note 34.f) and the higher discount rate due to higher country risk and cost of debt, all of which is partially set off by a reduction in operating costs.

The discount rate after taxes used as of December 31, 2018 was 10.94% for 2019 and 11.19% for 2020 and thereafter, the recoverable value after taxes as of such date of the CGU Oil, CGU Gas – Neuquina Basin and CGU Gas – Austral Basin are 254,549, 108,509 and 8,606, respectively.

For the fiscal year ended December 31, 2019, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 40,561 (30,421 net of the income tax effect), generated among others by the fall in gas prices (and liquids) due to the situation that the market was going through both globally and, by specific dynamics, at the local level. The aforementioned affected the investments and activity, generating the impairment of the related assets by the recorded charge.

The discount rate after taxes used as of December 31, 2019 was 12.14% for 2020 and 2021 and 12.39% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas – Neuquina Basin of 139,361 as of such date.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

During the year 2020, the Group has continuously monitored business perspectives in the market it operates. Specifically, in the local market of natural gas a reduction in natural gas sales price in the domestic market is observed which deepened as of the second quarter of 2020, mainly due to lower sales prices to distributors and lower prices obtained on gas’s biddings on the power plants channel.

In the second quarter of 2020, based on the background and the method mentioned above, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 49,170 (36,877 net of the income tax effect) and for the CGU Gas – Austral Basin of 8,126 (6,095 net of the income tax effect), generated, mainly, by the expected fall in gas prices due to the situation the market was going through at global level, and also, to the specific dynamics mentioned above, at the domestic level.

Subsequently, during the fourth quarter of 2020, mainly from the previously mentioned launch of GasAr Plan, expectations related to the development of gas projects were modified. Consequently, in this quarter, the Group recognized a reversal of the impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 58,463 (43,848 net of the income tax effect) and for the CGU Gas – Austral Basin of 7,706 (5,780 net of the income tax effect). The reasons for the reversal are mainly due to the increase in the expected production of natural gas from the curves committed in the framework of the aforementioned Plan and, to a lesser extent due, to the reduction in production costs. The discount rate after taxes used as of December 31, 2020 was 12.85% for 2021 and 13.12% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas – Neuquina Basin and the CGU Gas – Austral Basin equal to 192,197 and 16,036, respectively.

Considerations concerning COVID-19 (coronavirus) and the current economic environment

Since the beginning of 2020, a virus outbreak has taken place, causing potentially deadly respiratory infections (COVID-19) outbroke, and adversely affecting the demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread. Particularly, since March, the lower global demand for refined products and the uncertainty in the supply of crude oil have caused an abnormally high volatility in this commodity.

On March 12, 2020, Decree No. 260/2020 was published in the BO, which extended for a period of one year the public health emergency established by Law No. 27,541 due to the pandemic.

Also, since March 20, 2020, the Argentine Government adopted certain measures to protect the general population and fight the disease. These measures imposed a general restriction on economic activity, with some exceptions, which included, among other actions, price controls, the prohibition of dismissals without cause as well as for reasons of lack or reduction of activity and force majeure, general restriction to the free circulation during certain periods in Argentina, general travel restrictions, visas suspension, nation-wide lockdowns, closing of public and private institutions, sporting events suspension, restrictions to the operation of museums and tourist attractions and extension of holidays. These measures include several exceptions applicable to people engaged in activities and services declared as essential in the emergency, minimum work shifts are contemplated ensuring the operation and maintenance of oil and gas fields, oil and gas treatment and/or refining plants, transportation and distribution of electric energy, liquid fuels, oil and gas, fuel service stations and electric power generators.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The implementation of these measures significantly affected the demand of gasoline, diesel and jet fuel, reaching declines during April 2020 of 70%, 40% and 90%, respectively, as a daily average compared to the demand in the days prior to these measures. As of the third quarter of 2020, the restrictions became more flexible, gradually recovering a certain normality in the social and economic functioning of the country. Consequently, there was a gradual recovery in the demand for fuels, and activities in our fields and refineries gradually resumed. On February 2021, the volume declines on recurring sales of fuels (gasoline and diesel) and jet fuel are in the order of 7% and 70%, respectively, compared to levels in the days prior to the pandemic. Although a significant recovery in sales is observed, current levels of activity continue to be below normal values, affecting the Group’s comprehensive results and cash flows.

As mentioned above, the valuation of certain assets and liabilities is subject to a higher level of uncertainty, which is why the current economic context was considered in the evaluation of estimates and accounting judgments described above.

As of the date of these consolidated financial statements, due to the uncertainties inherent to the scale and duration of these events and its direct and indirect effects, it is not reasonably possible to estimate the final impact this pandemic will have on the world’s economy and its financial markets, on Argentina’s economy, and consequently, on the Group’s comprehensive results, cash flows and financial position of the Group, nor its effect on access to debt markets, the contractual position with certain counterparties (including as a result of events of force majeure or other similar events under the Group’s contracts), the Group’s capacity to meet its commitments and future asset impairments, among other issues.

The Management of the Company has considered the impact of COVID-19 and the current economic environment when preparing these consolidated financial statements and continues to consider it appropriate to adopt the going-concern basis of accounting for their presentation and valuation.

2.d) Comparative Information

Balance items as of December 31, 2019 and 2018 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended. Likewise, certain additional disclosures of non-significant information have been made.

3. ACQUISITIONS AND DISPOSITIONS

•	Assignment agreement of CAN 100 exploration permit (offshore) –Block E-1 Reconversion

On October 8, 2019, YPF and Equinor Argentina BV Sucursal Argentina (“Equinor”) subscribed an agreement whereby Equinor would acquire a 50% interest in the “CAN 100” area, while YPF would maintain a 50% interest in such area. The agreement will become effective subject to certain conditions precedent, including the approval of the assignment by the SGE.

On April 16, 2020, having met the conditions established under the assignment agreement, among them, the approval by the SE of the assignment pursuant to section 72 of the Hydrocarbons Law, which was granted through Resolution No. 55/2020, the transaction was settled, efectivizing YPF’s assigment of its 50% interest in the area and the operation to Equinor Argentina B.V. Sucursal Argentina. On April 22, 2020, YPF received US$ 22 million. In light of the foregoing of the above, the Group recorded a profit of 1,457 included in “Other net operating results”.

On January 14, 2021, YPF and Shell Argentina S.A. (“Shell Argentina”) and Equinor and Shell Argentina executed two agreements under which YPF and Equinor will transfer to Shell Argentina a 15% interest in CAN 100 area, respectively. Therefore YPF will mantain a 35% interest in such area. The effectiveness of such agreements is subject to certain conditions precedent, including the approval of the assignments by the SE, which was pending at the date of issuance of these consolidated financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Assignment agreement of Bandurria Sur Area

On January 2020, YPF was notified of the acquisition by Shell Argentina S.A. and Equinor Argentina AS (jointly, the “Consortium”) of the entire share package of Schlumberger Oilfield Eastern Ltd. (“SPM”), an affiliate of Schlumberger Argentina S.A. This assignment required payment by SPM of the outstanding price that amounted approximately to US$ 105 million, which has already been received by YPF. In light of the foregoing, the Group recorded a profit of 6,356 included in “Other net operating results”.

On January 30, 2020, YPF entered into an agreement entered into with the Consortium, through SPM, under which the main terms and conditions for the 11% additional sale of the Area was agreed upon.

On March 5, 2020, YPF executed an agreement assigning to Bandurria Sur Investments S.A. (“BSI”, formerly named SPM Argentina S.A.), an affiliate of Shell Argentina S.A. and Equinor Argentina AS (Argentina Branch), an 11% interest in the Bandurria Sur block. On April 29, 2020, Decree No. 512/2020 was issued, by which the Province of Neuquén approved the assignment in favor of BSI. On May 14, 2020, YPF and BSI entered into the final contracts for the joint exploitation of hydrocarbons in the Area, thereby complying with the precedent conditions for the entry into force of the agreement for the assignment of 11% of the unconventional exploitation concession of the Area to BSI. Consequently, YPF will continue to be the Operator of the Area, keeping a 40% interest in the concession, while BSI will have a 60% interest. In light of the foregoing, the Group recorded a profit of 4,420 included in “Other net operating results”.

•	Assignment agreement of Río Mayo and Sarmiento areas

On August 2, 2019, YPF and Capetrol Argentina S.A. (“Capetrol”) entered into an assignment agreement whereby YPF assigned to Capetrol 100% of the exploitation concessions over the Río Mayo and Sarmiento areas, located in the Province of Chubut. The agreement contemplates the assignment of the concession for a consideration of US$ 1.1 million.

On October 25, 2019, by means of Decree No. 1,185/2019, the Province of Chubut approved the abovementioned assignment. Additionally, on October 28, 2019 YPF and Capetrol subscribed the documents required to formally execute the assignment.

In light of the foregoing, the Group recorded as of December 31, 2019, a loss of 187 included in “Other net operating results”.

•	Assignment agreement of the Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas

On December 20, 2018, YPF and Oilstone Energía S.A. (“OESA”) entered into an assignment agreement whereby YPF assigned to OESA 100% of the exploitation concessions over the Al Sur del Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas, located in the Province of Neuquén. The agreement sets forth the assignment of the concession for a consideration of US$ 12 million.

On July 24, 2019, by means of Decree No. 1,346/2019, the Province of Neuquén approved the abovementioned assignment of the areas. Additionally, on July 31, 2019 YPF and OESA subscribed the documents required to formally execute the assignment.

In light of the foregoing, the Group recorded as of December 31, 2019, a loss of 558 included in “Other net operating results”.

•	Acquisition of Aguada del Chañar area

On June 25, 2019, YPF received a notice from IEASA informing YPF that it was awarded the National and International Public Tender No. ADCH 01/2019, related to the assignment by IEASA of 100% of the conventional and unconventional exploitation, and transportation concession granted on the Aguada del Chañar area, located in the Province of Neuquén, together with all its assets and facilities. YPF won said Public Tender with a US$ 96 million bid.

On June 28, 2019, Decree No. 1,096/2019 was published in the BO of the Province of Neuquén, authorizing such assignment. On the same date, IEASA and YPF signed the final agreements and perfected the assignment.

In light of the foregoing, the Group as of December 31, 2019, has recorded the exploratory mining property for 4,055 in “Intangible Assets”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Acquisition of Ensenada de Barragán Thermal Power Plant

On May 29, 2019, the Company received a notice from IEASA informing that YPF and Pampa Cogeneración S.A., a company controlled by Pampa Energía S.A. (“Pampa”), were awarded of the National and International Public Tender No. CTEB 02/2019, pursuant to their joint offer, which was called by Resolution No. 160/2019 issued by the SGE (the “Tender Process”), in relation to the sale and transfer by IEASA of the goodwill of Ensenada de Barragán Thermal Power Plant (“CTEB”). The awarded companies decided to jointly acquire CTEB, through a company co-owned by them, each with a 50% share in the capital stock and votes, called CT Barragán.

CTEB is located in the petrochemical complex of Ensenada, Province of Buenos Aires, with an installed capacity of 567 MW as of today. As part of the transaction, the acquiring companies will have a term of 30 months to complete the works required for CTEB to operate on a combined cycle basis, which will increase its installed capacity to 840 MW.

Energy supply agreements with CAMMESA in respect of both the open and closed cycles have been entered into, pursuant to Resolution SE No. 220/2007. The first agreement was executed on March 26, 2009 (expiring in April 27, 2022), and the second on March 26, 2013 for a term of 10 years from the commercial operation of the combined cycle.

The joint investment for the acquisition of CTEB amounted to US$ 282 million, which includes the final amount offered (cash) in the Tender Process, and the purchase price of certain amount of debt securities (“VRD”) issued under the supplemental agreement to the global financial and administration trust program for the execution of energy infrastructure projects – Series 1 – ENARSA (Barragán) “Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)” (the “Trust Agreement”). The price is subject to certain adjustments provided for in the terms and conditions of the Tender Process.

The acquisition of the goodwill of CTEB also includes the assignment of the Trust Agreement to CT Barragán S.A., as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDR to be acquired by the CT Barragán S.A.) amounted to approximately US$ 229 million, which is expected to be repaid with cash flows from CTEB.

On June 26, 2019 the sale and transfer by IEASA of the goodwill of CTEB to CT Barragán S.A. was formally executed. Each shareholder made a capital contribution of US$ 100 million to CT Barragán S.A., which also received a loan for US$ 170 million from a bank syndicate and a new schedule of payments and conditions of the CTEB existing trust. In both cases, without recourse to shareholders, except in the event of default of certain conditions.

CT Barragán S.A. entered into an agreement with Pampa and YPF EE for the provision of administration and management services to CTEB, which will be provided alternately by Pampa and YPF EE for 4-year terms. CT Barragán S.A. also entered into an agreement with YPF EE for the provision of monitoring services of the works for CTEB’s cycle closing.

The following table shows in detail the transferred consideration and the fair values of the acquired assets and the liabilities assumed by CT Barragán S.A. as of June 26, 2019, after considering the price adjustment for US$10 million:

Fair value as of the acquisition date
Fair value of identifiable assets and assumed liabilities:
Financial assets at fair value	682
Property, plant and equipment	20,330
Inventories	341
VRD	(9,760)

Total identifiable net assets / Consideration	11,593

The fair value of property, plant and equipment and inventories was calculated mainly based on the depreciated replacement cost approach corresponding to the acquired assets. To such end, CT Barragán S.A. had the assistance of an external appraiser. Additionally, CT Barragán S.A. has estimated the value in use that expects to obtain from the assets to ascertain that the fair value is not higher than its recoverable value.

As a result of the process described above, CT Barragán S.A. has not identified separate intangible assets that must be recognized in relation to the business acquisition.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Assignment agreement of the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas

On June 11, 2018, YPF and Petróleos Sudamericanos S.A. (“PS”) entered into an agreement for the assignment of 100% of the exploitation concessions over the areas known as Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño, located in the provinces of Neuquén and Río Negro for an amount of US$ 22.3 million.

On December 2, 2018, by Decree No. 1,677/2018, the Province of Río Negro approved the assignment. Also, on December 20, 2018, YPF and PS signed the documents required to execute the assignment.

On January 2, 2019, YPF and PS signed a memorandum whereby from such date PS takes possession of the facilities located in such areas, taking responsibility for the same and releasing YPF from its role as operator of those exploitation concessions.

On February 11, 2019, the Executive Branch of the Province of Rio Negro published Decree No. 1,677/2018 authorizing the sale of 100% of the exploitation concession.

In light of the foregoing, the Group recorded as of December 31, 2019, a profit of 1,523 included in “Other net operating results”.

•	Agreement for the exploitation of the Aguada Pichana and Aguada de Castro

After the exchange on the interest mentioned on Note 33 b, the Group has recorded as of December 31, 2018, a profit of 1,167 included in the item “Other net operating results”.

•	Assignment of interest in Bajo del Toro area

After fulfilling the precedent conditions mentioned on Note 33.b, the Group has recorded as of December 31, 2018, a profit of 871 included in the item “Other net operating results”.

•	Agreement for YPF Energía Eléctrica S.A.’s capitalization

On December 14, 2017, the Board of Directors of the Company approved the terms of a memorandum of understanding signed with GE Energy Financial Services, Inc. (“GE EFS”) which established the framework conditions under which the parties would agree to the capitalization of YPF EE. This Agreement, the framework conditions of which were approved by the Board of Directors of the Company, established that GE EFS intended to contribute capital through a vehicle company and subscribe for shares of YPF EE in order to have a shareholding of 25% of its capital stock.

As of December 31, 2017, the Group had classified its investment in YPF EE as assets and liabilities held for disposal in separate lines from the rest of the assets and liabilities, given that as of that date they had met all the requirements for this classification (see Note 2.b.24). Given that, at the time of classification, the fair value excluding costs of the transaction was higher, the investment in YPF EE has been valued at its book value, therefore, no impairment has been recorded at the time of reclassification. Although YPF EE represented a component within YPF because it was an individual CGU within the Gas and Power segment, it did not qualify as a discontinued operation since it did not represent a significant line of business nor a geographical area.

On February 6, 2018, YPF entered into a definitive and binding agreement with EFS Global Energy B.V. (“GE”) and GE Capital Global Energy Investments B.V., companies indirectly controlled by GE EFS, which establishes the conditions for the capitalization of YPF EE (the “Share Subscription Agreement”).

The Share Subscription Agreement establishes that, subject to compliance with certain conditions precedent, GE will subscribe for shares of YPF EE in order to achieve a participation equal to 24.99% of its capital stock and jointly control this company with YPF.

On March 20, 2018, GE EFS Power Investments B.V., a subsidiary of EFS Global Energy B.V (both companies indirectly controlled by GE Energy Financial Services, Inc.; jointly “GE”), subscribed YPF EE shares representing 24.99% of its capital stock. Since then, GE EFS Power Investments and YPF jointly control YPF EE, undertaking to contribute as follows:

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Subscription price of US$ 275 million:

•	US$ 135 million on the closing date of the transaction; and

•	US$ 140 million 12 months after the closing date of the transaction.

•

Contingent price of up to the maximum sum of US$ 35 million subject to the evolution of the electric market prices (33.33% as of 24 months from the closing date of the transaction and 16.67% each subsequent year).

In this way, the capital structure of YPF EE after the issuance of shares is as follows:

Shareholder	Number of Shares	Interest holding in the capital stock	Class of Shares
YPF	2,723,826,879	72.69218%	A
OPESSA	86,476,112	2.30783%	A

Group	2,810,302,991	75.00001%	A
GE	936,767,364	24.99999%	B

Total	3,747,070,355	100.00000%

The following table shows the main assets and liabilities held for disposal as of December 31, 2017:

•	Group of assets held for disposal:

December 31, 2017
Property, plant and equipment	4,982
Investments in associates and joint ventures	2,117
Inventories	1
Other receivables	914
Trade receivables	713
Investments in financial assets	78
Cash and cash equivalents	61

Subtotal	8,866

Eliminations	(43)

Total	8,823

•	Liabilities associated to the group of assets held for disposal:

December 31, 2017
Provisions	96
Deferred tax liabilities	282
Salaries and social security	47
Other liabilities	1
Loans	4,072
Accounts payable	938

Subtotal	5,436

Eliminations	(1,243)

Total	4,193

As a result of the implementation of IFRS 10 and the aforementioned capitalization process of YPF EE, the Group recorded as of December 31, 2018, a profit of 11,980 (11,879 through YPF and 101 through OPESSA) included in the item “Other net operating results”, which includes a profit of 13,552 (13,451 through YPF and 101 through OPESSA) due to the dilution of its interest in YPF EE with the consequent loss of control over it and the subsequent revaluation of its residual interest (3,438 y 10,114, respectively) and a loss of 1,572 (fully corresponding to YPF) for the reversal to net profit for the period of the accrued translation corresponding to the investment in this Company.

In order to determine the fair value of the investment in YPF EE, the Group has considered all the elements available as of the date of these financial statements, including the best estimation of the occurrence of the contingent payments provided in the operation. However, for the measurement of this fair value the Group had a term of one fiscal year to evaluate all the facts and circumstances existing as of the transaction date that may have affected the fair value measurement of the transaction, without identifying changes in such measurement.

Regarding the participation held after the aforementioned transaction, the Group has followed the guidelines of IFRS 10 “Consolidated financial statements” and has concluded that from the entry of GE in YPF EE, GE and YPF jointly control YPF EE. Consequently, the Group applied IFRS 11 “Joint Arrangements” defining such company as a joint venture, and measured it according to the equity method under the IAS 28 “Investments in associates and joint ventures”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

Some of the main evaluated assumptions are described below:

(i)

Any decisions about the relevant activities of YPF EE thereof are to be taken jointly, there being no power of one shareholder over the other in relation to such activities, regardless of the different percentages of equity interests held in YPF EE by each of them. Although the Group owns a 75.00001% stake in YPF EE, according to the shareholders’ agreement, the following is required for decision-making purposes regarding the relevant activities: the approval of at least one Director appointed by each class of shares at the meeting of the Board of Directors and the approval of each class of shares for the adoption of such decisions at the Shareholders’ meeting;

(ii)

No shareholder has any power, as defined in IFRS 10, to the detriment of any other, independently of the number of Directors or personnel (key or not) appointed by each class of shares, in the management of the Company for its own benefit or to unilaterally modify the variable investment returns or ultimately, to unilaterally direct any of the decisions associated with the relevant activities.

•	Acquisition of strategic assets of Oil Combustibles S.A. (“Oil”)

On May 11, 2018, Oil’s bankruptcy was determined and, by means of a resolution dated June 1, 2018, the intervening judge decided to grant YPF and Destilería Argentina de Petróleo S.A. (“DAPSA”) the management of Oil in accordance with the terms of the offer presented by both companies, pursuant to which YPF and DAPSA were entitled for a 2 month period to use the logistic assets (docks and fuel storage tanks located in the Oil River Terminal on the Paraná River), to exclusively and directly supply fuel to the entire network of Oil gas stations by DAPSA, and to match the best purchase offer made by any third party, whether for the whole or a part of Oil’s facilities, and for the exclusive supply of Oil’s commercial network as part of the liquidation process of Oil’s assets.

On July 27, 2018, YPF and DAPSA filed a brief stating that they were able to continue the management for two additional months under certain conditions, which was accepted by the bankruptcy trustee and the judge.

The hearing for the opening of bids for the parties interested in acquiring Oil’s industrial assets, originally scheduled for September 14, 2018, was held on October 1, 2018.

On October 2, 2018, YPF received notice of the decision adopted by the judge in charge of Oil Combustibles S.A.’s bankruptcy proceedings, which awarded the industrial assets of the bankrupt company to YPF and DAPSA, pursuant to the local and international bidding process carried out in connection with the sale of Oil Combustibles S.A.’s assets.

The total price of the transaction amounted to US$ 85 million, which was paid on November 2, 2018. From such amount, US$ 63 million correspond to net assets acquired by YPF. These, especially the docks and fuel storage tanks located in the Paraná River fluvial terminal, will allow the expansion of YPF’s logistics capacity for actual and future business.

YPF requested the unavailability of the funds, which remained deposited in the judicial account at the order of the court until title and registration of the real estate was conveyed in favor of YPF, in year 2019. The real property composing the River Terminal was registered with the General Register of Rosario of the Ministry of Justice of the Province of Santa Fe.

Additionally, on November 6, 2018, Division D of the Argentine Court of Appeals rejected the appeal filed by some of the former Oil shareholders which challenged the award in favor of YPF and DAPSA under the bidding process described herein.

The acquisition of these assets qualified as a business combination under IFRS 3.

The following table resumes consideration and fair value of the acquired assets and the liabilities assumed on the acquisition date:

Fair value at the acquisition date
Fair value of identifiable assets and assumed liabilities:
Property, plant and equipment	2,327
Inventories	445
Provisions	(465)

Total net identifiable assets / consideration	2,307

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Assignment of interest in the Aguada de la Arena and Río Neuquén areas

As part of the acquisition by Pampa Energía S.A. (“PEPASA”) of the total shares of Petrobras Participaciones S.L., which held 67.2% of the capital and voting rights of Petrobras Argentina S.A. (“PESA”), YPF and PEPASA entered into an agreement subject to certain conditions precedent under which, once the acquisition by PEPASA of shareholding control of PESA had been completed, PESA transferred to YPF its interest in the operating concessions of two areas located in the Neuquén basin with production and high potential for gas development (of the tight and shale type), to be operated by YPF, in the percentages detailed below: (i) 33.33% participation in the Río Neuquén area, located in the Province of Neuquén and in the Province of Río Negro; and (ii) 80% participation in the Aguada de la Arena area, located in the Province of Neuquén.

In order to implement this agreement, PEPASA and YPF signed a Framework Agreement for the Financing and Acquisition of Units and a Loan Agreement under which YPF, on July 25, 2016, granted PEPASA a guaranteed loan for the Indirect acquisition of the aforementioned areas in the amount of US$ 140 million, equivalent to the acquisition price of the aforementioned units, which does not differ from the fair value of the participation in said areas.

On October 14, 2016, the assignment of the interest in the operating concessions between YPF and PESA was consummated, as follows: (i) an interest of 33.33% in the Río Neuquén area for the sum of US$ 72 million; and (ii) an interest of 80% in the Aguada de la Arena area, for the sum of US$ 68 million.

On February 23, 2017, YPF and Petrouruguay S.A. subscribed the definitive agreement for the assignment in favor of YPF of 20% of the interest in the Aguada de la Arena area for US$ 18 million. Thus, YPF increased its participation to 100% in the aforementioned area.

On March 31, 2017, YPF cancelled, 33.33% of its participation in the Río Neuquén area and 80% of its participation in the Aguada de la Arena area through a payment in kind pursuant to an assignment in favor of PESA of its contractual position under the loan contract with PEPASA.

On September 5, 2018 the Province of Neuquén issued Decree No. 1,401/2018 which authorized the assignment of 33.33% of the Rio Neuquén area in favor of YPF. Additionally, on December 17, 2018, by Decree No. 2,314/2018, the Province of Neuquén approved the assignment of 100% interest in the Aguada de la Arena area to YPF (together with the assignment to YPF of the 20% of the transportation concession of the area).

•	Assignment agreement of the Cerro Bandera area

YPF and Oilstone Energía S.A. (“OESA”) entered into an agreement for the assignment of 100% of the exploitation concession of the Cerro Bandera area in the province of Neuquén (the “Concession”) on November 22, 2017. It should be noted that OESA operates the block since 2011 under the respective operating Agreement subscribed with YPF.

The agreement considers the assignment of the Concession for US$14 million. Moreover, the agreement sets forth that YPF maintains rights, under certain terms and conditions, to (i) the Vaca Muerta and Molles formations, in which it may continue to carry out exploration and potential exploitation works; and (ii) an exploratory project in the northern region of the Concession, and its potential exploitation.

On April 27, 2018, the Executive Power of the Province of Neuquén issued Decree No. 525/2018 which authorized the assignment of 100% of the exploitation concession in respect of Cerro Bandera provided for in the assignment agreement.

Based on the above, the Group has recorded as of December 31, 2018, a profit of 284 included in the item “Other net operating results”.

4.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4. FINANCIAL RISK MANAGMENT (Cont.)

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market Risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Peso (the Argentine legal currency).

Likewise, given the restrictions imposed by the BCRA for access to the exchange market, specifically since the publication of Communication No. 7,030 (see Note 34.k), the Group has been reducing its portion of cash and cash equivalents denominated in currencies other than the Argentine Peso, and, therefore it may be affected in case of exchange rate variations, which motivated the Group to operate with derivative financial instruments as a hedge following the accounting policy defined in Note 2.b.17.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2020:

	Appreciation (+) / depreciation (-) of exchange rate of Peso against dollar	Income (loss) for fiscal year ended December 31, 2020
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	(1,770)
	-10%	1,770

Interest Rate Risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments. Changes in interest rates may affect the interest income or loss derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4. FINANCIAL RISK MANAGEMENT (Cont.)

The table below provides information about the financial assets and liabilities as of December 31, 2020 that accrue interest considering the applicable rate:

	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	36,055	606,277
Variable interest rate	8,906	72,029

Total (3)	44,961	678,306

(1)

Includes temporary investments, loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.

(2)	Includes only financial loans. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

The variable rate financial loans represent 10% of the total loans as of December 31, 2020, and include NO, pre-financing of exports, financing of imports and financial loans with local and international entities. The portion of the loan, which accrues variable interest, is mainly subject to the fluctuations in LIBOR and BADLAR. Approximately 24,298 accrues variable interest of BADLAR plus a spread between 0.10% and 9.85% and 44,836 accrues variable interest of LIBOR plus a spread between 0.88% and 8.50%.

Approximately 94% of the total of the financial loans of the Group is denominated in dollars and the remainder is mainly in Pesos, as of December 31, 2020.

Financial assets mainly include, in addition to trade receivables, which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as money market or short-term fixed interest rate instruments, Argentine Republic Bonds and Treasury Bills.

The Group’s strategy to hedge interest rate risk is based on investing funds at a variable interest rate, which partially offset financial loans at a variable interest rate, as well as based on maintaining relatively low percentages of debt at a variable interest rate.

The Group does not usually use derivative financial instruments to hedge the risks associated with interest rates.

The table below shows the estimated impact on consolidated statement of comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	Income (loss) for fiscal year ended December 31, 2020
Impact on net income after income tax	+100	(766)
	-100	766

Price Risks

The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements, as of December 31, 2020, the Company was affected by the variation in the valuation of mutual funds and public securities. See Note 6.

As of December 31, 2020, the aggregate value of financial assets at fair value through profit or loss amounts to 44,468.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Group’s results as of December 31, 2020:

	Increase (+) / decrease (-) in the prices of investments in financial instruments	Income (loss) for the fiscal year ended December 31, 2020
Impact on net income before income tax	+10%	4,447
	-10%	(4,447)

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4. FINANCIAL RISK MANAGEMENT (Cont.)

The Group does not use derivative financial instruments to hedge the risks associated with the fluctuation of the price of commodities as well as the risk inherent to investments in public securities and mutual funds.

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international crude oil prices, refining differentials, processing and processing and distribution costs, the prices of biofuels, the exchange rate, local demand and supply, competition, inventories, export duties, local taxes and domestic margins for their products, among others.

Consequently, beyond the Group’s expectation of substantially maintaining domestic prices with reference to those in international markets, exposure to price risk will depend on other factors (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations) that are also considered in the Group’s pricing policy, and which may therefore lead the Group to not fully reflect international parity prices in domestic prices in the short term, situation that was evidenced during the year 2018 and 2019, as established according to the price stability agreement dated May 8, 2018, entered into among the MINEM and the refining companies (among them, YPF), and into Decree No. 566/2019 and its respective amendments. In 2020, the same situation was evidenced until August 2020, according to Decree No. 488/2020. Thereafter, producers and refiners began negotiating prices taking international oil prices as reference. See Notes 2.c and 34.e.

•	Liquidity Risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2020, the availability of liquidity reached 54,618, considering cash of 14,843 and other liquid financial assets of 39,775. Additionally, the Group has its other investments to free disposition in Treasury Bills of 19,052 included in “Investment in financial assets” (see Note 6). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue additional debt under the negotiable obligations global program and under the Frequent Issuer Program.

With regards to the restrictions established by the BCRA for access to the exchange market, specifically since the publication of Communication No. 7,106 that refers to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled between October 15, 2020 and March 31, 2021, all the provisions issued were fulfilled by the Group. See Notes 34.k and 38.

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 2020:

	December 31, 2020
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	22,098	11,757	5,600	2,620	1,818	2,377	46,270
Loans	150,731	78,543	60,020	66,164	132,104	190,744	678,306
Other liabilities	9,062	2,284	34	642	—	1	12,023
Accounts payable (1)	138,537	41	1	—	—	640	139,219

	320,428	92,625	65,655	69,426	133,922	193,762	875,818

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Group’s loans contain usual covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 15, 31 and 32.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4. FINANCIAL RISK MANAGEMENT (Cont.)

Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

As of December 31, 2020, the Group had exceeded the leverage ratio required under the covenants, and therefore, even though there is no acceleration of maturities of due amounts or restrictions to refinance existing loans, the Group has certain limitations in its capacity to incur further debt. However, there are certain exceptions that might allow the Group certain flexibility to manage its debt.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited—Dubai Branch and Itaú Unibanco—Miami Branch, the debt service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, on December 31, 2020, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2020.

•	Credit Risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its debtors and to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investment in financial assets, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the Group accounts for doubtful trade losses in the statement of comprehensive income, based on specific information regarding its clients.

Provisions for doubtful accounts are measured by the criteria mentioned in Note 2.b.18.

Moreover, the Group has recorded an impairment charge of accounts receivables related to Decree No. 1,053/2018. See Note 34.f.

The maximum exposure to credit risk of the Group of December 31, 2020 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure as of December 31, 2020
Cash and cash equivalents	54,618
Other financial assets	180,382

Considering the maximum exposure to the risk of the Other financial assets based on the concentration of the counterparties, credit with the National Government, direct agencies and companies with government participation, accounts for approximately 33% (60,316), while the Group’s remaining debtors are diversified.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

4. FINANCIAL RISK MANAGEMENT (Cont.)

Following is the breakdown of the financial assets past due as of December 31, 2020:

	Current trade receivable	Other current receivables
Less than three months past due	11,670	574
Between three and six months past due	3,532	255
More than six months past due	15,943	1,628

	31,145	2,457

At such date, the provision for doubtful trade receivables amounted to 19,380 and the provisions for other doubtful receivables amounted to 1,204. These provisions are the Group’s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances, surety bonds, guarantee customer – supplier, and car pledges, among others.

The Group has effective guarantees granted by third parties for a total amount of 38,302, 42,026 and 24,377 as of December 31, 2020, 2019 and 2018, respectively.

During the fiscal years ended December 31, 2020, 2019 and 2018, the Group did not execute guarantees.

5. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas transport and commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca (until October 31, 2018) and Escobar, by hiring regasification vessels, and (iii) the natural gas distribution.

Additionally, for the 3 months period as of March 31, 2018, it included revenues derived from the generation of conventional and renewable electricity corresponding to YPF EE. See Note 3.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a purchase to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 34.g), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

5. SEGMENT INFORMATION (Cont.)

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Aviation, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories or constitues other reporting business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, 2019 AND 2018

(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

5. SEGMENT INFORMATION (Cont.)

	Upstream	Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments (1)	Total
For the year ended December 31, 2020
Revenues from sales	2,419	122,254	536,714	14,108	(6,309)	669,186
Revenues from intersegment sales	289,421	8,060	3,349	28,787	(329,617)	—

Revenues	291,840	130,314	540,063	42,895	(335,926)	669,186

Operating profit / (loss)	(25,878)	(18,994)	4,839	(22,305)	3,941	(58,397)
Income from equity interests in associates and joint ventures	—	9,199	4,071	—	—	13,270
Depreciation of property, plant and equipment	128,132 (3)	1,858	34,295	7,167	—	171,452
(Recovery) / Impairment of property, plant and equipment and intangible assets, net (2)	(7,475)	527	—	97	—	(6,851)
Acquisition of property, plant and equipment	63,071	4,905	23,420	4,882	—	96,278
Assets	914,257	209,225	646,589	152,816	338	1,923,225
For the year ended December 31, 2019
Revenues from sales	2,046	131,055	531,724	19,743	(5,973)	678,595
Revenues from intersegment sales	286,585	8,697	3,447	27,502	(326,231)	—

Revenues	288,631	139,752	535,171	47,245	(332,204)	678,595

Operating profit / (loss)	(49,194)	2,944 (4)	40,653	(15,866)	451	(21,012)
Income from equity interests in associates and joint ventures	—	5,339	2,629	—	—	7,968
Depreciation of property, plant and equipment	119,821 (3)	1,378	20,805	3,890	—	145,894
Impairment of property, plant and equipment (2)	40,561	868	—	—	—	41,429
Acquisition of property, plant and equipment	(136,589)	(6,170)	(22,455)	(7,630)	—	(172,844)
Assets	742,850	199,357	508,026	129,331	(6,275)	1,573,289
For the year ended December 31, 2018
Revenues from sales	3,108	91,176	338,042	8,363	(4,869)	435,820
Revenues from intersegment sales	207,480	7,862	1,688	13,186	(230,216)	—

Revenues	210,588	99,038	339,730	21,549	(235,085)	435,820

Operating profit / (loss)	22,483	16,786	7,818	(6,055)	2,748	43,780
Income from equity interests in associates and joint ventures	—	4,435	404	—	—	4,839
Depreciation of property, plant and equipment	72,052 (3)	928	12,285	2,304	—	87,569
(Recovery) of property, plant and equipment (2)	(2,900)	—	—	—	—	(2,900)
Acquisition of property, plant and equipment	63,171	1,968	15,632	2,877	—	83,648
Assets	480,263	129,885	307,312	82,762	(6,206)	994,016

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	See Notes 2.c., 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.
(4)	Includes the result for revaluation of the interest in YPF EE. See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

5. SEGMENT INFORMATION (Cont.)

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2020, 2019 and 2018, and property, plant and equipment by geographic area as of December 31, 2020, 2019 and 2018 are as follows:

	Revenues			Property, plant and equipment
	2020	2019	2018	2020	2019	2018
Argentina	585,652	589,653	390,892	1,379,191	1,068,832	698,222
Mercosur and associated countries	26,834	36,154	20,056	336	179	865
Rest of the world	23,620	35,836	15,711	—	—	—
Europe	33,080	16,952	9,161	—	—	—

	669,186	678,595	435,820	1,379,527	1,069,011	699,087

Intangible assets are geographically located in Argentina.

As of December 31, 2020, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6. FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Other receivables”, “Accounts payable” and “Other liabilities” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

Financial Assets

	2020
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	15,391	—		15,391	35,029	50,420
Trade receivables (2)	136,057	—		136,057	—	136,057
Investment in financial assets	19,052	9,882	(3)	28,934	—	28,934
Cash and cash equivalents	20,032	34,586		54,618	—	54,618

	190,532	44,468		235,000	35,029	270,029

	2019
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	19,078	—	19,078	29,892	48,970
Trade receivables (2)	139,982	—	139,982	—	139,982
Investment in financial assets	—	8,370	8,370	—	8,370
Cash and cash equivalents	59,062	7,038	66,100	—	66,100

	218,122	15,408	233,530	29,892	263,422

	2018
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	14,860	—	14,860	17,250	32,110
Trade receivables (2)	98,930	—	98,930	—	98,930
Investment in financial assets	—	10,941	10,941	—	10,941
Cash and cash equivalents	38,236	7,792	46,028	—	46,028

	152,026	18,733	170,759	17,250	188,009

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.
(3)	Granted guarantees for contractual commitments with Exmar. See Note 33.e and 33.f.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

Financial Liabilities

	2020
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	46,270	—	46,270	—	46,270
Loans	678,306	—	678,306	—	678,306
Other liabilities	12,023	—	12,023	—	12,023
Accounts payable	139,219	—	139,219	5,874	145,093

	875,818	—	875,818	5,874	881,692

	2019
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	61,780	—	61,780	—	61,780
Loans	526,760	—	526,760	—	526,760
Other liabilities	2,013	—	2,013	—	2,013
Accounts payable	149,880	—	149,880	1,180	151,060

	740,433	—	740,433	1,180	741,613

	2018
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	—	—	—	—	—
Loans	335,078	—	335,078	—	335,078
Other liabilities	1,271	—	1,271	—	1,271
Accounts payable	87,087	—	87,087	511	87,598

	423,436	—	423,436	511	423,947

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2020
	Financial and non-financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,363	—	7,363
Interest loss	(65,821)	—	(65,821)
Net financial accretion	(8,794)	—	(8,794)
Net exchange differences	36,102	—	36,102
Fair value loss on financial assets at fair value through profit or loss	—	3,862	3,862
Result from derivative financial instruments	—	(860)	(860)
Results from transactions with financial assets	—	9,786	9,786
Result from financial instruments exchange (1)	—	1,330	1,330
Result from debt exchange (2)	(2,097)	—	(2,097)
Result from net monetary position	7,828	—	7,828

	(25,419)	14,118	(11,301)

(1)	See Note 6 “Public securities and public debt restructuring”.
(2)	See Note 20.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2019
	Financial and non-financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,665	—	7,665
Interest loss	(48,136)	—	(48,136)
Net financial accretion	(5,592)	—	(5,592)
Net exchange differences	47,935	—	47,935
Fair value gains on financial assets at fair value through profit or loss	—	(1,449)	(1,449)
Result from derivative financial instruments	—	(293)	(293)
Result from net monetary position	5,904	—	5,904

	7,776	(1,742)	6,034

	2018
	Financial and non-financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	3,033	—	3,033
Interest loss	(28,717)	—	(28,717)
Net financial accretion	7,627	—	7,627
Net exchange differences	54,459	—	54,459
Fair value gains on financial assets at fair value through profit or loss	—	2,596	2,596
Result from derivative financial instruments	—	933	933
Result from net monetary position	1,594	—	1,594

	37,996	3,529	41,525

Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for 3 levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2020, 2019 and 2018 and their allocation to their fair value levels.

	2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investment in financial assets (1) (2):
- Public securities	9,882	—	—	9,882

	9,882	—	—	9,882

Cash and cash equivalents:
- Mutual funds	34,586	—	—	34,586

	34,586	—	—	34,586

	44,468	—	—	44,468

(1)	Additionally, the Group has Treasury Bills as financial assets measured at amortized cost of 19,052 as of December 31, 2020.
(2)	Granted guarantees for contractual commitments with Exmar. See Note 33.e and 33.f.

	2019
Financial Assets	Level 1	Level 2	Level 3	Total
Investment in financial assets:
- Public securities	8,370	—	—	8,370

	8,370	—	—	8,370

Cash and cash equivalents:
- Mutual funds	7,038	—	—	7,038

	7,038	—	—	7,038

	15,408	—	—	15,408

	2018
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	10,941	—	—	10,941

	10,941	—	—	10,941

Cash and cash equivalents:
- Mutual funds	7,792	—	—	7,792

	7,792	—	—	7,792

	18,733	—	—	18,733

The Group has no financial liabilities measured at fair value through profit or loss.

Public securities and public debt restructuring

On April 6, 2020, Decree No. 346/2020 was published in the BO, which deferred payments of interest services and capital of national public debt instrumented by dollar-denominated securities governed by Argentine law until December 31, 2020, or until such previous date established by the Ministry of Economy considering the degree of progress and execution of the public debt sustainability restoration process. This included the BONAR 2020. Among the exceptions established by such Decree are the “Natural Gas Program Bonds” issued through Joint Resolution No. 21/2019 of the Secretariat of Finance and Secretariat of Treasury, of which the Group is a creditor, which are valued at amortized cost (see Note 35). Later, on July 17, 2020, the Ministry of Economy informed through a press release that it had submitted to the Argentine Congress a Bill to restore the sustainability of the external public debt instrumented by US-denominated securities governed by argentine law.

Additionally, on April 22, 2020, the Argentine Government announced a proposal for restructuring Public Securities governed by foreign law under Decree No. 391/2020, which included BONAR 2021. On the same date, the Argentine Government failed to pay interest due on certain global bonds, among which were BONAR 2021. On May 6, 2020, the Group adhered to the restructuring proposal. Later, on July 6, 2020 and pursuant to Decree No. 582/2020, the Argentine Government filed an amendment to the terms and conditions established in Decree No. 391/2020.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

On August 4, 2020, the Argentine Government reached an agreement with the representatives of the Ad Hoc Group of Argentine Bondholders, Argentina’s Creditors Committee and the Exchange Bondholder Group and other holders. On August 18, 2020, the Argentine Government issued Decree No. 676/2020, amending the terms and conditions of the proposal in order to reflect the improvements agreed with the creditors holding foreign law-goverened bonds.

On August 31, 2020, the Argentine Government informed the results of the restructuring of the Public Securities issued under foreign law, announcing it had obtained the required consents to exchange and/or modify 99.01% of the total outstanding principal amount of all the series of eligible bonds issued under the 2005 and 2016 Indenture.

As a result of this deal, YPF exchanged its BONAR 2020 and BONAR 2021 for new Bonds 2029 and 2030, which are valued at fair value with changes in results, and recorded a gain of 1,330 (see Note 27).

Fair value estimates

During the fiscal year ended December 31, 2020, there have been significant changes mainly in macroeconomic circumstances (mainly variations in country risk and in the prices of public securities, among others) affecting the financial instruments measured at fair value with changes in results by the Group.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2020, 2019 and 2018, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 560,267, 476,750 and 293,972 as of December 31, 2020, 2019 and 2018, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

7. INTANGIBLE ASSETS

	2020	2019	2018
Net book value of intangible assets	41,245	37,608	20,402
Provision for impairment of intangible assets	(2,126)	(429)	—

	39,119	37,179	20,402

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

7. INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balance as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	1,303	276	765	2,344
Translation effect	15,544	3,414	6,636	25,594
Adjustment for inflation (1)	—	—	591	591
Decreases and reclassifications	31	(248)	(100)	(317)
Accumulated amortization
Increases	1,190	—	559	1,749
Translation effect	9,740	—	6,243	15,983
Adjustment for inflation (1)	—	—	58	58
Decreases and reclassifications	—	—	(4)	(4)
Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balance as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	1,271	4,171 (2)	705	6,147
Translation effect	18,969	5,680	7,862	32,511
Adjustment for inflation (1)	—	—	833	833
Decreases and reclassifications	(6)	(103)	181	72
Accumulated amortization
Increases	1,848	—	526	2,374
Translation effect	12,332	—	7,475	19,807
Adjustment for inflation (1)	—	—	199	199
Decreases and reclassifications	—	—	(23)	(23)
Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	1,049	715	870	2,634
Translation effect	21,213	6,528	8,768	36,509
Adjustment for inflation (1)	—	—	1,070	1,070
Decreases and reclassifications	(1)	(10,462)	319	(10,144)
Accumulated amortization
Increases	2,659	—	769	3,428
Translation effect	14,395	—	8,358	22,753
Adjustment for inflation (1)	—	—	251	251
Decreases and reclassifications	—	—	—	—
Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	—	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

7. INTANGIBLE ASSETS (Cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2020 and 2019:

	2020	2019
Amount at beginning of year	429	—
Increase charged to profit or loss	1,399	429
Result from net monetary position (1)	152	—
Translation differences	146	—

Amount at end of year	2,126	429

(1)

Includes adjustment for inflation of opening balances of the provision for impairment of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

8. PROPERTY, PLANT AND EQUIPMENT

	2020	2019	2018
Net book value of property, plant and equipment	1,456,148	1,156,950	740,103
Provision for obsolescence of materials and equipment	(11,267)	(6,610)	(3,955)
Provision for impairment of property, plant and equipment	(65,354)	(81,329)	(37,061)

	1,379,527	1,069,011	699,087

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

8. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	21,394	775,353		134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	11,978	1,062,055
Accumulated depreciation	9,250	566,334		69,160	4,512	—	—	—	8,686	11,656	1,381	8,446	679,425

Balance as of December 31, 2017	12,144	209,019	(1)	65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	3,532	382,630

Cost
Increases	425	(10,216	)(4)	370	38	19,885	67,264	5,438	59	—	—	385	83,648	(5)(6)
Translation effect	20,845	808,772		138,924	7,400	15,332	61,084	3,851	10,935	20,016	—	11,468	1,098,627
Adjustment for inflation (7)	5,096	152		—	797	1,107	792	—	1,371	—	20,519	6,968	36,802
Decreases and reclassifications	287	30,807		6,482	313	(17,327)	(64,288)	(4,188)	1,898	2,194	243	838	(42,741	)(3)(8)
Accumulated depreciation
Increases	758	82,939	(4)	9,517	960	—	—	—	1,561	1,680	677	777	98,869	(5)
Translation effect	9,356	609,973		73,643	4,639	—	—	—	9,158	12,396	—	8,127	727,292
Adjustment for inflation (7)	2,785	141		—	565	—	—	—	1,309	—	10,584	5,152	20,536
Decreases and reclassifications	(35)	(27,457)		(25)	(97)	—	—	—	(7)	(35)	(134)	(44)	(27,834	)(8)
Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	22,458	1,498,288

Balance as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972	4,010	15,301	11,660	9,179	740,103

Cost
Increases	46	1,980	(4)	4,676	83	43,089	114,878	6,532	106	—	865	589	172,844	(9)
Translation effect	24,838	967,212		171,788	8,723	21,044	70,818	5,014	14,289	25,116	—	13,581	1,322,423
Adjustment for inflation (7)	3,382	—		—	716	920	1,326	—	828	—	13,010	4,793	24,975
Decreases and reclassifications	880	114,493		15,715	1,358	(37,620)	(116,818)	(8,132)	1,077	4,021	6,600	(3,894)	(22,320	)(3)
Accumulated depreciation
Increases	1,260	137,017	(4)	16,092	1,345	—	—	—	2,536	2,765	989	1,325	163,329
Translation effect	11,444	758,928		93,611	5,917	—	—	—	11,935	15,822	—	9,862	907,519
Adjustment for inflation (7)	1,726	—		—	486	—	—	—	773	—	6,733	3,270	12,988
Decreases and reclassifications	9	(2,287)		(33)	(376)	—	—	—	(834)	(13)	3,647	(2,874)	(2,761	)(3)
Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386	41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—	35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386 (2)	5,900	25,864	20,766	12,665	1,156,950

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

8. PROPERTY, PLANT AND EQUIPMENT (Cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386		41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—		35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386	(2)	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	62	(13,412	)(4)	1,724	119	33,422	72,162	152		121	—	1,587	341	96,278	(9)
Translation effect	27,498	1,110,354		194,960	10,051	24,712	61,134	2,605		17,133	30,261	—	14,969	1,493,677
Adjustment for inflation (7)	3,600	—		—	902	421	2,575	—		537	—	16,134	3,416	27,585
Decreases and reclassifications	(589)	93,720		13,872	205	(31,252)	(106,547)	(10,245)		3,997	6,023	1,735	(516)	(29,597	)(3)(10)(11)
Accumulated depreciation
Increases	2,054	171,786	(4)	27,195	1,679	—	—	—		4,092	4,493	1,287	1,727	214,313
Translation effect	13,013	896,732		111,376	6,905	—	—	—		14,394	18,791	—	11,135	1,072,346
Adjustment for inflation (7)	1,801	—		—	524	—	—	—		489	—	8,629	2,497	13,940
Decreases and reclassifications	(1,647)	(8,915)		—	(360)	—	—	—		(117)	(25)	(221)	(569)	(11,854	)(3)(10)(11)
Cost	107,764	3,879,215		683,186	38,319	89,726	223,909	3,898		62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191		400,536	26,699	—	—	—		53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	(1)	282,650	11,620	89,726	223,909	3,898	(2)	8,830	38,889	30,527	16,085	1,456,148

(1)	Includes 34,801, 22,343 and 16,154 of mineral property as of December 31, 2020, 2019 and 2018, respectively.
(2)

As of December 31, 2020, there are 10 exploratory wells in progress. During the year ended on such date, 4 wells were started, 6 wells were charged to exploratory expense and 12 wells were transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes 1,256, 48 and 60 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2020, 2019 and 2018, respectively.
(4)

Includes (13,918), 1,172 and (11,710) corresponding to hydrocarbon wells abandonment costs and 12,492, 4,664 and 5,521 of depreciation recovery for the years ended December 31, 2020, 2019 and 2018, respectively.

(5)	Includes 1,470 and 1,092 of cost and accumulated depreciation, respectively, corresponding to additions for the acquisition of a participation in several areas.
(6)	Includes 2,327 corresponding to business combination. See Note 3.
(7)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(8)	Includes 31,800 and 28,673 of cost and accumulated depreciation, respectively, corresponding to the reclassification of certain areas that were reclassified as assets held for disposal.
(9)

Includes 599 and 2,109 corresponding to short-term leases as of December 31, 2020 and 2019, respectively; includes 1,669 and 1,228 corresponding to the variable charge of leases related to the underlying asset performance/use as of December 31, 2020 and 2019, respectively. Additionally, it includes 3,789 and 2,021 corresponding to the depreciation capitalization of right-of-use assets as of December 31, 2020 and 2019 (see Note 9); and 967 and 311 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2020 and 2019, respectively (see Note 19).

(10)	Includes 2,027 and 204 of cost and accumulated depreciation, respectively, corresponding to the disposal of the 11% interest of Bandurria Sur area. See Note 3.
(11)	Includes 2,715 and 2,221 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets held for disposal.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

8. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial borrowing cost as a part of the cost of the assets. For the fiscal year ended December 31, 2020, 2019 and 2018, the rate of capitalization has been 9.70%, 10.33% and 10.50%, respectively, and the amount capitalized amounted to 867, 949 and 660, respectively, for the years mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Amount at beginning of year	6,610	3,955	1,652
Increase charged to profit or loss	1,977	410	629
Decreases charged to profit or loss	(1)	(22)	—
Amounts incurred due to utilization	(6)	(48)	(60)
Translation differences	2,687	2,315	1,666
Transfers and other movements	—	—	68

Amount at end of year	11,267	6,610	3,955

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2020, 2019 and 2018:

	2020	2019	2018
Amount at beginning of year	81,329	37,061	26,535
Increases charged to profit or loss (1)	57,920	41,429	36,937
Decreases charged to profit or loss (1)	(66,170)	—	(39,837)
Applications to utilization	(1,250)	—	—
Depreciation (2)	(42,861)	(17,435)	(10,208)
Translation differences	36,386	20,274	23,634

Amount at end of year	65,354	81,329	37,061

(1)	See Note 2.c.
(2)	Included in “Depreciation of property, plant and equipment” in Note 25.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2020, 2019 and 2018:

	2020	2019	2018
Amount at beginning of year	8,456	4,067	1,236
Additions pending the determination of proved reserves	86	5,229	2,179
Decreases charged to exploration expenses	(1,174)	(1,036)	(382)
Reclassifications to mineral property, wells and related equipment with proved reserves	(6,760)	(2,716)	(703)
Translation difference	1,928	2,912	1,737

Amount at end of year	2,536	8,456	4,067

The following table shows the cost for exploratory wells under assessment for a period greater than a year and the number of projects related as of December 31, 2020.

	Amount	Number of projects	Number of wells
Between 1 and 5 years	2,536	2	2

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

9. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets as of December 31, 2020 and 2019 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment		Gas stations	Transportation equipment	Total
Balances for initial application of IFRS 16.	450	6,732	8,612		3,356	3,909	23,059

Cost
Increases	266	13,129	19,429		163	6,792	39,779
Translation differences	310	4,587	6,189		1,687	2,545	15,318
Adjustment for inflation (2)	—	—	—		275	—	275
Decreases and reclassifications	—	(1,162)	(1,264)		(58)	(64)	(2,548)
Accumulated depreciation
Increases	208	6,051	3,174		667	2,430	12,530 (1)
Translation differences	45	1,138	850		117	619	2,769
Decreases and reclassifications	—	(507)	(283)		(7)	(10)	(807)
Cost	1,026	23,286	32,966		5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741		777	3,039	14,492

Balances as of December 31, 2019	773	16,604	29,225		4,646	10,143	61,391

Cost
Increases	11	4,116	4,781		97	2,416	11,421
Translation differences	396	9,187	11,275		1,863	5,374	28,095
Adjustment for inflation (2)	7	—	—		321	—	328
Decreases and reclassifications	(90)	(9,212)	(23,984	) (3)	—	(1,771)	(35,057)
Accumulated depreciation
Increases	325	7,315	6,336		973	6,713	21,662 (1)
Translation differences	155	3,675	2,497		380	2,525	9,232
Adjustment for inflation (2)	5	—			68	—	73
Decreases and reclassifications	(10)	(5,260)	(2,833	) (3)	—	(767)	(8,870)
Cost	1,350	27,377	25,038		7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741		2,198	11,510	36,589

Balances as of December 31, 2020	622	14,965	15,297		5,506	7,691	44,081

(1)

Includes 17,873 and 10,509 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income for the years ended December 31, 2020 and 2019, respectively, (see Note 25), and includes 3,789 and 2,021 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)	Includes the adjustment for inflation of subsidiaries with the Peso as functional currency for first application of IFRS 16, which was charged to other comprehensive income.
(3)	Includes (21,103) and (2,110) of cost and acumulated depreciation, respectively, for a decrease in liquefaction barge with Exmar. See Note 33.f.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2020, 2019 and 2018:

	2020	2019	2018
Amount of investments in associates	9,938	6,419	2,374
Amount of investments in joint ventures	97,186	61,183	30,324
Provision for impairment of investments in associates and joint ventures	(12)	(12)	(12)

	107,112	67,590	32,686

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the years ended December 31, 2020, 2019 and 2018, which affected the value of the aforementioned investments, correspond to:

	2020	2019	2018
Amount at the beginning of year	67,590	32,686	6,045
Acquisitions and contributions	—	4,826	280
Income on investments in associates and joint ventures	13,270	7,968	4,839
Translation differences	26,458	20,673	3,180
Distributed dividends	(2,717)	(811)	(583)
Interest maintained in YPF EE	—	—	17,285	(1)
Adjustment for inflation (2)	2,511	1,510	1,640
Capitalization in joint ventures	—	738	—

Amount at the end of year	107,112	67,590	32,686

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 3.
(2)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2020, 2019 and 2018. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2020	2019	2018	2020	2019	2018
Net income	1,618	2,032	1,025	11,652	5,936	3,814
Other comprehensive income	2,844	1,764	406	26,125	20,419	4,414

Comprehensive income for the year	4,462	3,796	1,431	37,777	26,355	8,228

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of December 31, 2020, 2019 and 2018, as well as the net profit as of such dates are detailed below:

	2020 (1)	2019 (1)	2018 (1)
Noncurrent assets	148,384	96,219	35,682
Current assets	30,659	26,622	12,596

Total assets	179,043	122,841	48,278

Noncurrent liabilities	70,190	57,799	13,348
Current liabilities	38,059	19,503	9,776

Total liabilities	108,249	77,302	23,124

Total shareholders’ equity	70,794	45,539	25,154

	2020 (1)	2019 (1)	2018 (1)
Revenues	21,416	16,114	4,181
Costs	(10,013)	(7,706)	(1,655)

Gross profit	11,403	8,408	2,526

Operating profit	11,366	7,796	4,686
Income from equity interests in associates and joint ventures	356	778	673
Net financial results	(2,015)	(1,989)	280

Net profit before income tax	9,707	6,585	5,639

Income tax	(3,797)	(2,359)	(1,150)

Net profit	5,910	4,226	4,489

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last available financial statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock
Subsidiaries: (7)
YPF International S.A. (6)	Common	Bs.	100	66,897	Investment	La Plata 19 Street, Santa Cruz de la Sierra, Bolivia	12-31-20	15	—	109	100.00%
YPF Holdings Inc. (6)	Common	US$	0.01	810,513	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, United States	12-31-20	68,124	(8)	(18,070)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	164	(831)	5,036	99.99%
A-Evangelista S.A.	Common		$1	11,714,952,101	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	307	(2,596)	8,188	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina	12-31-20	569	(5,401)	14,398	70.00%
YPF Chile S.A. (6)	Common		— —	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago, Chile	12-31-20	3,838	(137)	2,568	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	459	16	3,714	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	236	(90)	12	100.00%

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	12-31-2020													12-31-2019
						Information of the issuer
	Description of the Securities							Last available financial statements
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint Ventures: (5)
YPF Energía Eléctrica S.A. (6)	Common	$1	1,879,916,921	53,609	1,085	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	3,747	5,911	70,795	75.00%		35,382
Compañía Mega S.A. (6)	Common	$1	244,246,140	7,733	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, 10th floor, Buenos Aires, Argentina	09-30-20	643	1,148	17,694	38.00%		5,211
Profertil S.A. (6)	Common	$1	391,291,320	16,951	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, 3rd floor, Buenos Aires, Argentina	09-30-20	783	3,870	34,055	50.00%		10,778
Refinería del Norte S.A.	Common	$1	45,803,655	2,220	—	Refining	Maipú 1, 2nd floor, Buenos Aires, Argentina	09-30-20	92	(652)	4,432	50.00%		1,881
Oleoducto Loma Campana-Lago Pellegrini S.A. (6)	Common	$1	738,139,164	1,143	738	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	12-31-20	868	(226)	1,006	85.00%		762
CT Barragán S.A. (6)	Common	$1	4,279,033,952	14,981	4,348	Production and generation of electric energy	Maipú 1, Buenos Aires, Argentina	12-31-20	8,558	9,528	29,998	50.00%		6,799

				96,637	6,171									60,813

Associates:
Oleoductos del Valle S.A. (6)	Common	$10	4,072,749	2,998	—	Oil transportation by pipeline	Florida 1, 10th floor, Buenos Aires, Argentina	09-30-20	110	1,684	10,442	37.00%		1,778
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	1,295	—	Oil storage and shipment	Av. Leandro N. Alem 1180, 11th floor, Buenos Aires, Argentina	09-30-20	14	478	3,522	33.15%		711
Oiltanking Ebytem S.A. (6)	Common	$10	351,167	1,145	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-20	12	1,043	3,654	30.00%		871
Central Dock Sud S.A. (6)	Common	$0.01	11,869,095,145	2,079	—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, 16th floor, Buenos Aires, Argentina	12-31-20	1,231	1,087	20,286	10.25	%(4)	1,542
YPF Gas S.A.	Common	$1	59,821,434	1,655	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, Buenos Aires, Argentina	09-30-20	176	1,116	6,316	33.99%		965
Other companies:
Other (3)	—	—	—	1,315	648		—	—	—	—	—	—		922

				10,487	648									6,789

				107,124	6,819									67,602

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(3)

Includes Gasoducto del Pacífico (Cayman) Ltd., Gasoducto del Pacífico (Argentina) S.A., A&C Pipeline Holding Company, Oleoducto Trasandino (Chile) S.A., Oleoducto Trasandino (Argentina) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A. and Sustentator S.A.

(4)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A and YPF Ventures S.A.U.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

11. INVENTORIES

	2020		2019		2018
Refined products	59,971		50,563		33,583
Crude oil and natural gas	33,066		24,756		14,571
Products in process	1,966		2,259		1,177
Raw materials, packaging materials and others	5,134		2,901		3,993

	100,137	(1)	80,479	(1)	53,324	(1)

(1)	As of December 31, 2020, 2019 and 2018, the cost of inventories does not exceed their net realizable value.

12. OTHER RECEIVABLES

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade	548	2,330	455	2,706	150	2,210
Tax credit, export rebates and production incentives	9,283	10,060	6,896	6,076	3,534	3,315
Loans to third parties and balances with related parties(1)	814	997	2,435	3,288	3,565	4,920
Collateral deposits	2,062	2,152	2	640	1	575
Prepaid expenses	740	3,503	603	2,370	240	2,207
Advances and loans to employees	17	263	29	596	25	572
Advances to suppliers and custom agents (2)	—	8,525	—	10,896	1	4,212
Receivables with partners in JO	2,334	4,143	2,248	7,932	2,644	2,379
Insurance receivables	—	1,133	—	498	—	758
Miscellaneous	177	1,339	45	1,255	32	770

	15,975	34,445	12,713	36,257	10,192	21,918
Provision for other doubtful receivables	(1,318)	(76)	(924)	(65)	(575)	(51)

	14,657	34,369	11,789	36,192	9,617	21,867

(1)	See Note 35 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13. TRADE RECEIVABLES

	2020		2019		2018
	Non current	Current	Non current	Current	Non current	Current
Accounts receivable and related parties (1) (2)	17,392	118,665	15,325	124,657	23,508	75,422
Provision for doubtful trade receivables	(8,861)	(10,519)	—	(6,580)	—	(2,776)

	8,531	108,146	15,325	118,077	23,508	72,646

(1)	See Note 35 for information about related parties.
(2)	See Note 23 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Non current	Current	Non current	Current	Non current	Current
Balance at beginning of year	—	6,580	—	2,776	—	1,323
Modification of balance at beginning of the fiscal year (1)	—	—	—	—	—	425

Balance at beginning of the fiscal year	—	6,580	—	2,776	—	1,748

Increases charged to expenses (3)	2,228	10,818	—	3,891	—	444
Decreases charged to income	—	(729)	—	(707)	—	(91)
Amounts incurred due to utilization	—	—		(112)		—
Translation differences	—	715	—	847	—	607
Result from net monetary position (2)	—	(232)		(103)		92
Reclassifications	6,633	(6,633)	—	(12)	—	(24)

Balance at the end of year	8,861	10,519	—	6,580	—	2,776

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.18.
(2)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(3)	As of December 31, 2020, it includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018. See Note 34.f.

14. CASH AND CASH EQUIVALENTS

	2020	2019	2018
Cash and banks	14,843	6,983	6,678
Short-term investments (1)	5,189	52,079	31,558
Financial assets at fair value through profit or loss (2)	34,586	7,038	7,792

	54,618	66,100	46,028

(1)	Includes term deposits and other invetsments with the BNA for 2,000, 10,043 and 5,084 as of December 31, 2020, 2019 and 2018, respectively.
(2)	See Note 6.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2020, 2019 and 2018 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Noncurrent		Current	Noncurrent	Current	Noncurrent		Current		Noncurrent	Current
Amount as of December 31, 2017	11,667		688	1,196	1,018	41,871		736		54,734	2,442

Increases charged to expenses	3,320		357	3,021	—	3,785		—		10,126	357
Decreases charged to income	(371)		(266)	—	—	(14,250)		—		(14,621)	(266)
Amounts incurred due to payments/utilization	(76)		(129)	—	(933)	—		(1,514)		(76)	(2,576)
Net exchange and translation differences	6,826		471	495	80	43,674		758		50,995	1,309
Increases due to business combination (2)	—		—	465	—	—		—		465	—
Result from net monetary position (3)	(204)		66	—	—	—		—		(204)	66
Reclassifications and other movements	73		(64)	(1,457)	1,457	(16,647	)(1)	1,804	(1)	(18,031)	3,197

Amount as of December 31, 2018	21,235		1,123	3,720	1,622	58,433		1,784		83,388	4,529

Increases charged to expenses	18,460	(4)	9	1,695	—	7,409		—		27,564	9
Decreases charged to income	(2,358)		(744)	(63)	—	(2,950)		—		(5,371)	(744)
Amounts incurred due to payments/utilization	(73)		(194)	—	(1,821)	—		(2,774)		(73)	(4,789)
Net exchange and translation differences	7,405		443	479	106	35,219		1,079		43,103	1,628
Result from net monetary position (3)	(92)		—	—	—	—		—		(92)	—
Reclassifications and other movements	(744)		648	(2,003)	2,003	(1,004	)(1)	2,176	(1)	(3,751)	4,827

Amount as of December 31, 2019	43,833		1,285	3,828	1,910	97,107		2,265		144,768	5,460

Increases charged to expenses	8,917		219	3,428	—	11,117		—		23,462	219
Decreases charged to income	(6,331	)(5)	(1,039)	(224)	—	(5,249)		—		(11,804)	(1,039)
Amounts incurred due to payments/utilization	(43)		(132)	—	(1,330)	—		(1,298)		(43)	(2,760)
Net exchange and translation differences	9,475		498	525	12	41,185		960		51,185	1,470
Result from net monetary position (3)	(35)		—	—	—	—		—		(35)	—
Reclassifications and other movements	(5,447	)(6)	1,103	(2,026)	2,026	(13,572	)(1)	(346	)(1)	(21,045)	2,783

Amount as of December 31, 2020	50,369		1,934	5,531	2,618	130,588		1,581		186,488	6,133

(1)

Includes (13,918), 1,172 and (11,710) corresponding to the annual recalculation of abandonment of hydrocarbon wells cost for the years ended December 31, 2020, 2019 and 2018, respectively; and (3,133) corresponding to liabilities reclassified as Liabilities associated to assets held for disposal as of December 31, 2018.

(2)	See Note 3.
(3)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(4)

Includes 10,572 corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the regime of extended moratorium. See Note 16.

(5)

Includes 3,645 corresponding to the recovery of liabilities with the regime of extended moratorium for periods 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.

(6)

Includes 2,953 reclassified as Income tax liability with the regime of extended moratorium for 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to change as new information develops and results of the presented evidence are obtained, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may impose, among other things, liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. Management believes that the Group’s operations are in substantial compliance with laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Group is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Group operates in Argentina, in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of the Argentine Government, in accordance with the contingencies assumed by the Argentine Government for which YPF has the right of indemnity for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Group cannot estimate what additional costs, if any, will be required. However, it is possible that other work, including provisional remedial measures, may be required.

15.a) Provision for lawsuits and contingencies

The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies recognized are described in the following paragraphs.

15.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

15.a.2) Claims arising from restrictions in the natural gas market

•	DOP Claims

Pursuant to SE Resolution No. 265/2004, the Argentine Government created a program of useful cutbacks of natural gas exports and their associated transportation services. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by SE Resolution No. 659/2004. Additionally, Resolution No. 752/2005 provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injection mechanism created by this resolution. Through the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, which is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the SE Resolutions No. 659/2004 and 752/2005 have been adapted by SE Resolution No. 599/2007, which modifies the conditions for the imposition of the requirements, depending on whether the producers have signed the proposed agreement, ratified by such resolution, between the SE and the producers.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

ENARGAS Resolution No. 1,410/2010 also approved the “Procedure for Applications, Confirmations and Gas Control” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations on natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the BO published SE Resolution No. 172/2012, which temporarily extends the rules and criteria established by SE Resolution No. 599/2007, until new legislation replaces the resolution previously mentioned. This resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the SE.

Because of the resolutions mentioned before, in several occasions since 2004, YPF was forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Secretariat of Energy Resolutions No. 599/2007 and 172/2011 and ENARGAS Resolution No. 1,410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect. On December 9, 2015, the ENARGAS rejected YPF’s challenge to Resolution No. 1,410/2010. YPF did not appeal the ENARGAS resolution that dismissed the presented challenge.

On June 29, 2018 ENARGAS Resolution No. 124/2018 was published, approving the restated text of the internal regulations of dispatch centers applicable as of June 30, 2018 and derogates ENARGAS Resolution No. 1,410/2010.

Costs from contractual penalties arising from the failure to deliver natural gas until December 31, 2020, have been charged to provision to the extent that such costs are probable and can be reasonably estimated.

•	AES Uruguaiana Emprendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On June 25, 2008, AESU claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 until June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF that it would no longer be complying with its obligations, alleging late payments and non-compliance by YPF. YPF rejected the arguments of this notification. On December 4, 2008, YPF notified AESU that, having ceased the force majeure conditions pursuant to the contract in force; it would suspend its delivery commitments, due to repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009, AESU formally notified YPF of the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date, YPF was notified by the ICC of an arbitration process initiated by AESU and SULGAS against YPF in which they claimed, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of DOP penalties mentioned above, all of which totaled approximately US$ 1,052 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming from YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into on September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and SULGAS of the related natural gas export contract. In turn, YPF initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, which requested the full rejection of YPF’s claims and filed a counterclaim against YPF asking the Arbitration Tribunal to require YPF to compensate TGM for all present and future damages suffered by TGM due to the termination of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998, through which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion, and to require AESU and SULGAS (in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or SULGAS) to indemnify all damages caused by such termination to TGM jointly and severally. Additionally, on July 10, 2009, TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, which were considered inadmissible with respect to YPF, based on the foregoing the amendment to the complaint was answered rejecting the grounds alleged by TGM.

On April 6, 2011, the Arbitration Tribunal appointed in the “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in the “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be resolved in the “YPF vs. AESU” arbitration.

On January 10, 2014, YPF was served with the complaint for damages filed by AESU with the Arbitration Tribunal claiming a total amount of US$ 815.5 million and also with the complaint for damages filed by TGM with the Arbitration Tribunal claiming a total amount of US$ 362.6 million, which were rejected by YPF.

As a result of the legal and commercial complexities of the dispute between YPF, AESU and SULGAS, as well as the existence of litigation rights in different jurisdictions around the world (including Argentina, Uruguay and United States), on December 30, 2016, these companies executed an agreement under which YPF undertook to pay a total of US$ 60 million for which, without admitting facts or rights, they waived all claims that as of the date they had or could reciprocally have, with the exception, in the case of YPF, of the nullity remedies filed against the arbitral awards that remain in effect. The payment was made on January 10, 2017.

Moreover, on December 4, 2017, YPF entered into a settlement agreement with TGM terminating all existing claims between the parties, under which YPF agreed to pay TGM the sum of US$ 114 million in compensation as total and final payment of all the arbitration and legal actions of TGM (US$ 107 million in an initial payment on January 2, 2018 and the balance of US$ 7 million in 7 annual installments of US$ 1 million each, the first one maturing on February 1, 2018 and the rest on the same date of the following years). In addition, YPF committed to pay TGM the sum of US$ 13 million (in 7 annual installments of US$ 1.86 million each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027. This settlement agreement implied the withdrawal of the proceedings brought by YPF to obtain the declaration of the annulment of the Final Award of Damages and of the resources filed by TGM to obtain the revocation of the ruling of Division IV of the Federal Contentious Administrative Court of Appeals, which ordered the annulment of the Responsibility Award. The initial payment for US$ 107 million and the installments amounting to US$ 1 million and US$ 1.86 million were made timely on February 1, 2018, February 1, 2019, February 3, 2020, and February 22, 2021, respectively.

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the service and of TGN to render the transportation service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome. As of the date of these financial statements, this complaint has not been resolved.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

In the complaint, TGN claimed the compliance with the contract and payment of unpaid invoices from February 20, 2007 until March 20, 2009 for a total of US$ 30 million. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 until June 20, 2010 for a total of US$ 31 million, (ii) from July 20, 2010 until November 20, 2010 for a total of US$ 10 million, and (iii) from December 6, 2010 until January 4, 2011 for a total of US$ 3 million.

Additionally, TGN notified YPF of the termination of its transportation contract because of YPF’s alleged failure to pay its transportation invoices. YPF has responded to these claims, rejecting them based on the legal impossibility of TGN to render the transportation service and in the termination of the transportation contract determined by YPF and formalized with a complaint initiated before ENARGAS.

Regarding the trial for the collection of bills, in September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

On September 21, 2016, evidence was submitted and the case was opened. Upon the expiration of the trial period and the submission of the final arguments, the case was set for rendering judgment.

On April 3, 2013, YPF was notified of the complaint for damages brought by TGN, whereby TGN claimed the amount of US$ 142 million from YPF, plus interest and legal fees for the termination of the transportation contract. On May 31, 2013, YPF responded to the claim, requesting the dismissal thereof. On April 3, 2014, the evidence production period commenced for a 40-day lapse, and the court notified the parties that they would submit a copy of evidence offered by them to create an exhibit binder. YPF submitted its plea on June 21, 2017, after the closing of the evidentiary period.

After both parties’ pleas were submitted, the Lower Court decided it would defer its final judgment until after deciding on the claim brought by TGN to litigate in forma pauperis. TGN appealed through separate complaints, which were dismissed by the Court of Appeals in November 2017. On June 21, 2018, TGN filed for a withdrawal to the waiver it obtained in respect of payment of Court fees and costs, based on the improvement in its financial situation during 2018, and paid the Court fees. The Court requested TGN to express the taxable basis on which payment of the Court fees was assessed and ordered to notify YPF of this waiver. YPF opposed TGN´s request that each party bears its own legal costs and on November 28, 2018 the court decided to dismiss the request for the benefit of litigation without costs and charged TGN with legal costs. Without prejudice to this, the main file went on to pass sentencing.

On April 5, 2019, the Second Chamber of the National Court of Appeals in Federal Civil and Commercial matters revoked the decision of the Lower Court and ordered that each party should bear its own costs, as it considered that YPF does not sustain any damages, since that benefit granted was only limited to the payment of the Court’s fees.

On October 16, 2020, YPF was notified of the judgment rendered by the lower court, which resolved:

•	to declare abstract the claim to fulfill the firm gas transportation agreement (the “Agreement”), filed by TGN;

•

to partially grant the claim filed in the case for fulfillment of the Agreement, and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees;

•	to admit the claim for damages and order YPF to pay the amount of US$ 231 million plus interest and court fees.

On October 22, 2020, YPF filed an appeal against the lower court’s decision regarding the claim filed for fulfillment of the Agreement and the claim for damages. On October 27, 2020, the appeal was granted.

TGN filed an appeal and only filed an Appellate Brief against the lower court judgments rendered in the case for contractual default. The appeals are being heard and their result is uncertain.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

•	Nación Fideicomisos S.A. (“NAFISA”)

NAFISA initiated a claim against YPF in relation to payments of applicable fees to Fideicomiso Gas I and Fideicomiso Gas II, respectively, for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without resulting in an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process that ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339.

On February 8, 2012, YPF answered the claim, highlighting ENARGAS’ lack of competence on this matter, referring to the connection with the “TGN vs. YPF” trial, the consolidation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility of TGN to provide the transportation services. On the same date, a similar order of consolidation was also submitted in the “TGN vs. YPF” trial. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012, YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, the court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013, YPF submitted an ordinary appeal before the CSJN and on November 27, an extraordinary appeal was lodged before the CSJN. The ordinary appeal was granted and YPF timely filed the grounds for such an appeal. On September 29, 2015, the CSJN upheld YPF’s appeal and reversed the resolution issued by the Federal Contentious Administrative Court – Division IV – because ENARGAS lacks legal capacity to participate in these proceedings, as the parties are not subject to the Gas Law. The administrative instance for this case has been concluded, following the exhaustion of the administrative proceedings before ENARGAS. NAFISA has failed to file a complaint in court to date.

As of the date of these consolidated financial statements, the main case became statutorily barred and, therefore, it was derecognized. The statute of limitations applied given the period of time passed since judgment was entered by the CSJN. Upon judgment of the CSJN, the statute of limitations ran again, but NAFISA failed to perform any act that may toll the said statute of limitations.

15.a.3) Claims within the jurisdiction of the CNDC

The Users and Consumers Association claimed (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 1997 and 1997 to 2001. In the response to the claim, YPF requested for the first period claimed, the application of the statute of limitations since at the date of the extension of the claim, the 2-year limit had already elapsed.

On December 28, 2015, the lower court rendered judgment admitting the claim seeking compensation for the term between 1993 and 1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the SE, to be allocated to the trust fund created by Law No. 26,020.

The ruling rejects the claim for the items corresponding to the period between 1997 and 2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the ruling dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, the period in which the plaintiffs claim YPF abused its dominant position.

The Company appealed the decision, which was admitted with suspensory effect. The Users and Consumers Association also appealed the judgment and both parties filed their respective appellate briefs.

On December 7, 2017, the Company was served with notice of the judgment of the Court of Appeals whereby: (i) confirming the claims for compensation for the 1993 to 1997 period; (ii) extending the claim of Users and Consumers Association for the period 1997 to December 1999 for the item “equity transfer of consumers to producers for the higher cost of LPG”, postponing the liquidation of the item for the execution stage of the judgment (the Court of Appeals did not set this amount); and (iii) partially granting the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

It should be noted that the ruling confirmed by the Court of Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the National SE for the funds to be allocated to a trust fund created by Law No. 26,020, for purposes of the expansion of the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the settlement of the judgment amount, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan, which must begin within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the judgment of the Court of Appeals, which has been sustained and the court file has been submitted to the CSJN. As of the date of these consolidated financial statements, the case was submitted to the Consumption Secretariat of the CSJN, where it has been under analysis by the members since November 1, 2020.

15.a.4) Environmental claims:

•	La Plata

In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires, which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right to indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Additionally, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible, or “OPDS”), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/2010 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified because of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of Law No. 24,145 of the Privatization of YPF. In this context, YPF, with the agreement of OPDS, has carried out several studies and characterizations through specialized consultants whose progress has been notified to the provincial body. The agreement entered into between YPF and the aforementioned environmental agency of the Government of the Province of Buenos Aires was extended for a period of 24 months by Resolution No. 380/2019 issued by said entity.

In addition to the above, there are other similar claims made by neighbors of the same locale, alleging environmental and other associated damages.

•	Quilmes

The plaintiffs who allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment as compensation for alleged personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an unlawful act that caused the rupture of the polyduct, when YPF was a state-owned company. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending of resolution.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

In addition to the above, YPF was notified of a similar environmental claim for damages made by residents of the same locale. Such complaint has been answered in due course. At present, the case is undergoing the evidentiary stage.

•	Other environmental claims

In addition to claims discussed above, the Group has other legal claims against it based on similar arguments. In addition, non-judicial claims have been initiated against YPF based on similar arguments. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence presented during the continuation of the litigation, the Group has charged to provision its best estimate for the objective value of the claims.

15.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

The Company has recorded the cost of abandoning hydrocarbon wells in accordance with the criteria detailed in Note 2.b.6 and, in the absence of a specific treatment of that subject in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon well abandonment costs in the calculation of this tax, based on the general criteria of the standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been done.

The AFIP understands that the deduction of costs due to the abandonment of hydrocarbon wells should be deferred until the taxpayer has the opportunity to proceed with plugging the well, once the wells have been exhausted, considering the abandonment of the well to be the event generating the accruing costs of plugging up the wells.

On the other hand, the Company, as well as other companies in the oil industry, understand that the event that generates the well-plugging costs in connection with the abandonment of hydrocarbon wells is the act of drilling, as the drilling constitutes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In June 2016, the SRH of MINEM, the competent body to clarify the origin of the legal obligation in the matter, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil companies and concluded that the substantial event generating the charge for the abandonment of hydrocarbon wells is the drilling.

This response of the Chamber has been reported to the AFIP by both the SRH and by YPF but, with respect to different questions the AFIP disregarded this position.

On December 29, 2016, the Company was notified of 2 resolutions, adjusting the income tax for the fiscal periods 2005 to 2009. On February 20, 2017, YPF filed the corresponding appeal to the TFN for such unilateral determinations.

On June 15, 2018, the Company was notified of the final decision, whereby the income tax for fiscal year 2010 was adjusted. On July 10, 2018 the Company filed the corresponding appeal to the TFN.

On November 7, 2018, the Company was notified of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed its defense on December 21, 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

15. PROVISIONS (Cont.)

On May 6, 2019, AFIP’s General Resolution No. 4,477/2019, was published in the BO, establishing a payment facility plan in relation to the tax liabilities being heard at the TFN, whose availability for adherence expired on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions.

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and on June 19, 2019, adhered to the Plan established by General Resolution AFIP No. 4,477/2019, thus finally settling the dispute corresponding to periods 2005 to 2010 which was being heard at the TFN.

On February 3, 2020, the Company was given notice by AFIP regarding fiscal year 2017. On March 17, 2020, a discharge was presented.

On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established by Law No. 27,541, which was regulated by General Resolution AFIP No. 4,816 / 2020.

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan of Law No. 27,562, for the income tax and for the compensations made in a timely manner with the balances in favor generated by said tax, and on November 30, 2020, it adhered to the aforementioned plan for fiscal years 2011 to 2013 for 2,953, thus ending the controversy corresponding to those periods. Likewise, it proceeded to refinance the debt for fiscal years 2005 to 2010, duly regularized under the plan of General Resolution AFIP No. 4,477/2019.

Due to the restrictions established in point 6.6.1 of article 13 of Law No. 27,541 Social Solidarity and Recovery of the Productive Sector within the Public Emergency Framework and its modifications, in the event that the Company decides to distribute dividends prior to the August 26, 2022, the Company must first proceed to pay the remaining tax debt.

As of the date of these consolidated financial statements, the dispute for fiscal years 2014 to 2017 for an amount of 4,882, currently in an administrative stage before the AFIP, has not been settled yet.

Regarding fiscal years following and including 2018, it should be noted that since the enactment of the Tax Reform in December 2017, the deduction of the costs of abandonment of hydrocarbon wells at the time of the drilling phase was admitted when considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.

15.a.6) Other pending litigation

During the normal course of its business dealings, the Group has been sued in numerous legal proceedings in labor, civil and commercial courts. The management of the Company, in consultation with its outside counsel, has established a provision considering the best estimate for these purposes, based on the information available as of the date of issuance of these consolidated financial statements, including legal fees and expenses.

15.b) Provision for environmental expenses and obligations for the abandonment of hydrocarbon wells

Based on the Group’s current remediation plan, the Group has accrued environmental remediation costs where assessments and/or remedy actions are probable and can reasonably be estimated.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

16. INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2020, 2019 and 2018:

	2020	2019		2018
Current income tax	(1,247)	(1,938)		(943)
Deferred income tax	(19,752)	(3,588	)(1)	(50,595)

Subtotal	(20,999)	(5,526)		(51,538)

Income tax – Well abandonment	6,410 (4)	(16,239	)(2)	—
Special tax – Tax revaluation, Law No. 27,430	—	(4,604	)(3)	—

	(14,589)	(26,369)		(51,538)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the dispute relating to cost deduction for hydrocarbon wells abandonment. See Note 15.
(2)

Includes (10,610) corresponding to interest related to the dispute relating to cost deduction for hydrocarbon wells abandonment determined on the date the Company decided to adhere to the payment facility plan. See Note 15.

(3)	Includes (4,562) corresponding to YPF (See Note 34.j.) and (42) corresponding to YTEC.
(4)	Corresponds mainly to income of condoned interests as a result of the implementation of the regime of extended moratorium relating to the tax deduction of well abandonment costs. See Note 15.

The reconciliation between the charge to net income for income tax for the years ended December 31, 2020, 2019 and 2018 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2020	2019	2018
Net income before income tax	(56,428)	(7,010)	90,144
Statutory tax rate	30%	30%	30%

Statutory tax rate applied to net income before income tax	16,928	2,103	(27,043)
Effect of the valuation of property, plant and equipment and intangible assets measured in functional currency	(62,218)	(20,189)	(100,760)
Exchange differences	24,242 (1)	22,553 (1)	67,767
Effect of the valuation of inventories	(11,102)	(11,553)	(8,666)
Income on investments in associates and joint ventures	3,981	2,390	1,452
Effect of tax rate change (2)	4,286	1,956	12,795
Dispute associated to cost deduction for hydrocarbon wells abandonment	—	(5,175)	—
Interest related to the payment facility plan for the dispute associated to cost deduction for hydrocarbon wells abandonment	(657)	1,333	—
Result of companies’ revaluation		—	3,594
Miscellaneous	3,541	1,056	(677)

Income tax	(20,099)	(5,526)	(51,538)

(1)	Includes the effect of tax inflation.
(2)	Corresponds to the remedation of deferred income tax at the current rate. See Notes 2.b.15 and 34.j.

The Group has classified 740 as current income tax payable, which mainly include 513 corresponding to the 12 installments related to the payment facility plan (see Note 15). Also, the Group has classified 3,571 as non-current income tax payable, which mainly include 3,551 corresponding to the 83 installments related to mentioned plan.

Breakdown of deferred tax as of December 31, 2020, 2019 and 2018 is as follows:

	2020		2019		2018
Deferred tax assets
Provisions and other non-deductible liabilities	14,701		5,344		2,920
Tax losses carryforward and other tax credits	82,601		52,443		21,575
Miscellaneous	1,629		937		270

Total deferred tax assets	98,931		58,724		24,765

Deferred tax liabilities
Property, plant and equipment	(144,900)		(110,704)		(113,821)
Adjustment for tax inflation	(67,107)		(38,177)		—
Miscellaneous	(3,904)		(5,491)		(1,768)

Total deferred tax liabilities	(215,911)		(154,372)		(115,589)

Total Net deferred tax	(116,980	)(2)	(95,648	)(2)	(90,824	)(1)(2)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.18.

(2)

Includes (1,957), (1,523) and (3,432) as of December 31, 2020, 2019 and 2018, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

16. INCOME TAX (Cont.)

As of December 31, 2020, the Group has a deferred income tax asset for accumulated carryforwards of 82,601. Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and future projections for the years in which the deferred income tax assets are deductible, Management of the Company believes that as of December 31, 2020 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2020, Group’s tax loss carryforwards at the expected recovery rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2016	2021	Argentina	466
2017	2022	Argentina	499
2018	2023	Argentina	24,190
2019	2024	Argentina	21,948
2020	2025	Argentina	35,498

			82,601

The credit for the Group’s tax loss carryforwards not recognized as of December 31, 2020 amounted to 956 with maturity between the years 2021 and 2025. As of December 31, 2019, and December 31, 2018, there are no significant deferred tax assets which are not recognized.

As of December 31, 2020, 2019 and 2018, the Group has classified as deferred tax assets for 2,629, 1,583 and 301, respectively, and as deferred tax liability 124,026, 97,231, and 91,125, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31, 2020, 2019 and 2018, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal year since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. Considering CPI projections exceeded the parameters mentioned above for December 31, 2020 and 2019, the Group has applied the inflation adjustment procedure for taxation purposes.

17. TAXES PAYABLE

	2020		2019		2018
	Non current	Current	Non current	Current	Non current	Current
VAT	—	3,523	—	3,532	—	2,274
Withholdings and perceptions	—	1,838	—	2,070	—	1,631
Royalties	—	3,886	—	1,268	—	1,464
Tax on Fuels	—	3,142	—	635	—	1,290
IIBB	—	227	—	512	—	547
Miscellaneous	215	3,148	1,428	3,420	2,175	2,821

	215	15,764	1,428	11,437	2,175	10,027

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

18. SALARIES AND SOCIAL SECURITY

	2020				2019		2018
	Non current		Current		Non current	Current	Non current	Current
Salaries and social security	—		3,318		—	2,976	—	1,950
Bonuses and incentives provision	—		4,403		—	3,468	—	1,921
Vacation provision	—		4,812		—	3,610	—	2,215
Other employee benefits	3,860	(1)	2,401	(1)	—	150	—	68

	3,860		14,934		—	10,204	—	6,154

(1)	Includes 6,102 corresponding to the voluntary retirement plan executed by the Company between August and December 2020.

19. LEASE LIABILITIES

	2020		2019
	Noncurrent	Current	Noncurrent	Current
Lease liabilities	24,172	22,098	40,391	21,389

These liabilities are discounted at the following rates:

Lease term	2020	Effective average monthly rate used	2019	Effective average monthly rate used
0 to 1 year	5,370	0.93%	3,778	0.56%
1 to 2 years	10,544	0.76%	7,634	0.73%
2 to 3 years	6,602	0.79%	11,813	0.72%
3 to 4 years	9,610	0.87%	5,404	0.70%
4 to 5 years	2,674	0.92%	10,732	0.70%
5 to 9 years	7,917	0.92%	2,498	0.78%
More than 9 years	3,553	0.82%	19,921	0.98%

	46,270		61,780

Financial expenses accrued as of year ended December 31, 2020 and 2019, resulting from lease contracts, amount to 5,706 and 2,885, respectively. From this accreation, 4,739 and 2,574 were included in the “Financial Accretion” line in financial loss of the “Net Financial Results” item of the comprehensive statement of income and 967 and 311 were capitalized in “Property, Plant and Equipment”, for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, maturities of liabilities related to lease contracts are exposed on Note 4.

The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2020 and 2019 is as follows:

	2020		2019
Balance at the beginning of the year	61,780		23,059 (2)
Leases increase	11,421		39,779
Financial accretion	5,706		2,885
Leases decrease	(28,914	)(3)	(1,741)
Payments	(23,290)		(15,208)
Exchange and translation differences, net	19,548		12,999
Result from net monetary position (1)	19		7

Balance at the end of year	46,270		61,780

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Corresponds to the balance related to initial application of IRFS 16.
(3)	See Note 33.f.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

20. LOANS

			2020		2019		2018
	Interest rate (1)	Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Pesos
Negotiable obligations (5)	16.50% - 39.13%	2021-2024	6,435	17,254	8,619	27,481	26,118	6,999
Export pre-financing	32.00% - 40.50%	2021	—	5,465	—	—	—	—
Loans	33.00% - 61.00%	2021-2024	5,375	6,818	—	3,687	40	789	(3)
Account overdraft	—	—	—	—	—	2,103	—	—

			11,810	29,537	8,619	33,271	26,158	7,788

Currencies other than the Peso
Negotiable obligations (2) (4)	0.00% - 10.00%	2021-2047	496,377	62,052	375,560	13,279	219,510	17,417
Export pre-financing (6)	2.75% - 7.75%	2021-2022	12,608	25,662	10,762	33,100	—	20,724
Imports financing	—	—	—	—	—	17,876	968	13,176
Loans	0.91% - 8.01%	2021-2027	6,780	33,480	24,710	9,583	23,616	5,721

			515,765	121,194	411,032	73,838	244,094	57,038

			527,575	150,731	419,651	107,109	270,252	64,826

(1)	Nominal annual interest rate as of December 31, 2020.
(2)	Disclosed net of 326 and 410 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2019 and 2018, respectively.
(3)	As of December 31, 2018, it includes 500 of loans granted for BNA, which accrues variable interest at a BADLAR plus a margin of 3.5 points. See Note 35.
(4)

Includes 20,496, 4,643 and 2,634 as of December 31, 2020, 2019 and 2018, respectively, of nominal value of negotiable obligations that will be canceled in Pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)

Includes 4,602, 15,850 and 15,850 as of December 31, 2020, 2019 and 2018, respectively, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

(6)

Includes 4,791, 4,933 and 5,264, as of December 31, 2020, 2019 and 2018, respectively, of pre-financing of exports granted by BNA, which accrue a 5.85%, 6.89% and 3.93%, respectively, weighted average rate.

The breakdown of the Group’s borrowings as of the fiscal year ended on December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Balance at beginning of the year	526,760	335,078	191,063
Proceed from loans	139,018	97,351	39,673
Payments of loans	(174,913)	(93,456)	(55,734)
Payments of interest	(60,681)	(41,606)	(26,275)
Accrued interest (1)	58,979	44,570	27,998
Net exchange differences and translation	187,455	185,420	160,016
Result from net monetary position (2)	(409)	(597)	(1,663)
Reclassifications and other movements	2,097	—	—

Balance at the end of the year	678,306	526,760	335,078

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

The maximum nominal amount at any time outstanding of the Program of US$ 10,000 million or its equivalent in other currencies.

Additionally, YPF is registered as a Frequent Issuer with the CNV under No.4 since December 2018. In 2019, the Company’s Board of Directors resolved to authorize an issuance amount of up to US$ 2,000 million or its equivalent in other currency under the Frequent Issuer regime. On January 7, 2021, the Company’s Board of Directors resolved to authorize an issuance amount of up to US$ 6,500 million or its equivalent in other currency under the Frequent Issuer regime.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

20. LOANS (Cont.)

Details regarding the NO of the Group are as follows:

									2020		2019		2018
Month	Year	Principal value		Ref.	Class	Interest rate (3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
YPF
—	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	1,245	20	886	15	557	9
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	—	—	—	—	—	—	1,217	1,125	1,330
June	2013		$1,265	(2) (4) (6)	Class XX	—	—	—	—	—	—	643	633	657
July	2013	US$	92	(2) (5) (6)	Class XXII	—	—	—	—	—	—	729	456	461
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	127,938	2,705	91,010	1,925	57,233	1,210
March	2014		$500	(2) (6) (7)	Class XXIX	—	—	—	—	—	—	206	200	162
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	32.11%	2024	500	224	667	279	833	299
September	2014		$750	(2) (4) (6)	Class XXXV	—	—	—	—	—	—	—	—	571
February	2015		$950	(2) (6) (7)	Class XXXVI	—	—	—	—	—	—	1,161	950	187
April	2015		$935	(2) (4) (6)	Class XXXVIII	—	—	—	—	—	—	349	312	390
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	126,075	4,554	89,416	3,230	56,062	2,025
September	2015		$1,900	(2) (6) (7)	Class XLI	—	—	—	—	—	—	719	633	801
September and December	2015/9		$5,196	(2) (4) (6)	Class XLII	—	—	—	—	—	—	5,952	1,697	243
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	32.80%	2023	1,333	794	2,000	183	2,000	196
March and January	2016/20		$5,455	(2) (4) (6)	Class XLVI	B BADLAR plus 6%	37.63%	2021	—	6,116	1,350	251	1,350	234
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	—	35,488	59,790	1,383	37,600	870
April	2016	US$	46	(2) (5) (6)	Class XLVIII	—	—	—	—	—	—	2,785	1,723	29
April	2016		$535	(2) (6)	Class XLIX	—	—	—	—	—	—	593	535	62
July	2016		$11,248	(2) (6) (8)	Class L	—	—	—	—	—	—	12,902	11,248	1,238
September	2016	CHF	300	(2) (6)	Class LI	—	—	—	—	—	—	—	—	11,563
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	110	4,602	108	4,602	110
July and December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	84,920	2,588	60,399	1,890	38,024	1,180
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	62,309	176	44,311	126	27,855	70
June	2019	US$	500	(6) (9)	Class I	Fixed	8.50%	2029	41,828	40	29,748	17	—	—
December	2019		$1,683	(6) (9)	Class II	—	—	—	—	—	—	1,729	—	—
December, April, May and June	2019/20		$3,708	(6) (9)	Class III	—	—	—	—	—	—	1,189	—	—
December	2019	US$	19	(5) (6) (9)	Class IV	—	—	—	—	—	—	1,179	—	—
January	2020		$2,112	(6)(9)	Class V	BADLAR plus 5%	37.98%	2021	—	2,261	—	—	—	—
January and March	2020		$5,006	(6) (9)	Class VI	BADLAR plus 6%	38.98%	2021	—	5,366	—	—	—	—
January	2020	US$	10	(5) (6) (9)	Class VII	Fixed	5.00%	2021	—	840	—	—	—	—
March	2020	US$	9	(6) (9)	Class VIII	Fixed	5.00%	2021	—	755	—	—	—	—
March	2020	US$	4	(6) (9)	Class IX	Fixed	6.00%	2021	—	331	—	—	—	—
May	2020	US$	93	(5) (6) (9)	Class XI	Fixed	0.00%	2021	—	7,836	—	—	—	—
June	2020	US$	78	(5) (6) (9)	Class XII	Fixed	1.50%	2022	6,587	5	—	—	—	—
July	2020	US$	543	(6) (9)	Class XIII	Fixed	8.50%	2025	39,784	6,706	—	—	—	—
December	2020	US$	68	(5) (6) (9)	Class XIV	Fixed	2.00%	2023	5,691	8	—	—	—	—
December	2020		$2,316	(6) (9)	Class XV	BADLAR plus 5%	39.13%	2021	—	2,383	—	—	—	—
Metrogas
December	2018		$513	—	Class II	—	—	—	—	—	—	—	—	519

									502,812	79,306	384,179	40,760	245,628	24,416

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Nominal annual Interest rate as of December 31, 2020.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

20. LOANS (Cont.)

Exchange of NO

On July 2, 2020, YPF offered Class XIII NO denominated in dollars, accruing interest at a fixed rate of 8.5% redeemable, maturing in 2025, for a nominal value of up to US$ 950 million and a payment of US$ 100 in cash for each US$ 1,000 in principal amount, to be issued in exchange for Class XLVII NO issued on March 23, 2016 for a nominal value of US$ 1,000 million, maturing in 2021.

In addition, on July 13, 2020, YPF announced certain changes related to the offering, offering Class XIII NO for a nominal value of up to US$ 925 million and a payment of US$ 125 in cash for each US$ 1,000 in principal amount.

On July 31, 2020, the operation finally expired. The nominal value of the Class XLVII NO submitted to the exchange amounted to US$ 587.3 million, representing an adhesion of 58.73%. As a result of the transaction, YPF issued Class XIII NO for US$ 542.8 million and paid approximately US$ 90 million in cash (including accrued and unpaid interests on Class XLVII NO).

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term and rate) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability). In this regard, the Company recognizes the exchange of the NO as a modification due to the fact that the instruments subject to exchange are not substantially different. As a result of the transaction, YPF recognized a loss of 2,097 (see Note 27).

21. OTHER LIABILITIES

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Extension of concessions	710	711	529	593	348	436
Liabilities for contractual claims (1)	2,250	7,250	170	59	175	41
Miscellaneous	1	1,101	4	658	26	245

	2,961	9,062	703	1,310	549	722

(1)	See Notes 15 and 33.f.

22. ACCOUNTS PAYABLE

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade payable and related parties (1)	682	136,930	1,869	145,942	2,227	81,450
Guarantee deposits	28	766	21	704	19	492
Payables with partners of JO	—	5,080	575	851	1,127	324
Miscellaneous	—	1,607	—	1,098	—	1,959

	710	144,383	2,465	148,595	3,373	84,225

(1)	For more information about related parties, see Note 35.

23. REVENUES

	2020	2019	2018
Sales of goods and services	682,928	686,644	435,558
Government incentives (1)	9,586	13,266	14,469
Turnover tax	(23,328)	(21,315)	(14,207)

	669,186	678,595	435,820

(1)	See Note 35.

The Group’s transactions and the main revenues are described in Note 5. The Group’s revenues are derived from contracts with customers, except for Argentine Government incentives.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

23. REVENUES (Cont.)

•	Breakdown of revenues

•	Type of good or service

	2020
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	237,732	—	—	237,732
Gasolines	—	127,139	—	—	127,139
Natural Gas (1)	—	823	105,285	—	106,108
Crude Oil	—	14,524	—	—	14,524
Jet fuel	—	15,429	—	—	15,429
Lubricants and by-products	—	22,139	—	—	22,139
Liquefied Petroleum Gas	—	13,089	—	—	13,089
Fuel oil	—	13,653	—	—	13,653
Petrochemicals	—	20,186	—	—	20,186
Fertilizers and crop protection products	—	23,042	—	—	23,042
Flours, oils and grains	—	31,315	—	—	31,315
Asphalts	—	3,288	—	—	3,288
Goods for resale at gas stations	—	3,825	—	—	3,825
Income from services	—	—	—	3,574	3,574
Income from construction contracts	—	—	—	8,428	8,428
Virgin naphtha	—	6,393	—	—	6,393
Petroleum coke	—	5,619	—	—	5,619
Liquefied natural gas regasification	—	—	5,025	—	5,025
Other goods and services	2,472	7,977	8,866	3,105	22,420

	2,472	546,173	119,176	15,107	682,928

	2019
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	222,472	—	—	222,472
Gasolines	—	141,511	—	—	141,511
Natural Gas (1)	—	1,521	112,501	—	114,022
Crude Oil	—	14,703	—	—	14,703
Jet fuel	—	44,075	—	—	44,075
Lubricants and by-products	—	14,525	—	—	14,525
Liquefied Petroleum Gas	—	14,643	—	—	14,643
Fuel oil	—	7,040	—	—	7,040
Petrochemicals	—	21,742	—	—	21,742
Fertilizers and crop protection products	—	9,541	—	—	9,541
Flours, oils and grains	—	19,612	—	—	19,612
Asphalts	—	4,429	—	—	4,429
Goods for resale at gas stations	—	4,819	—	—	4,819
Income from services	—	—	—	3,555	3,555
Income from construction contracts	—	—	—	13,695	13,695
Virgin naphtha	—	5,625	—	—	5,625
Petroleum coke	—	6,013	—	—	6,013
Liquefied natural gas regasification	—	—	2,731	—	2,731
Other goods and services	2,087	5,520	10,621	3,663	21,891

	2,087	537,791	125,853	20,913	686,644

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

23. REVENUES (Cont.)

	2018
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	132,073	—	—	132,073
Gasolines	—	97,093	—	—	97,093
Natural Gas (1)	—	1,000	79,433	—	80,433
Crude Oil	—	3,477	—	—	3,477
Jet fuel	—	25,999	—	—	25,999
Lubricants and by-products	—	8,928	—	—	8,928
Liquefied Petroleum Gas	—	12,542	—	—	12,542
Fuel oil	—	3,354	—	—	3,354
Petrochemicals	—	16,239	—	—	16,239
Fertilizers and crop protection products	—	5,001	—	—	5,001
Flours, oils and grains	—	7,917	—	—	7,917
Asphalts	—	4,129	—	—	4,129
Goods for resale at gas stations	—	3,381	—	—	3,381
Income from services	—	—	—	1,344	1,344
Income from construction contracts	—	—	—	5,551	5,551
Virgin naphtha	—	3,999	—	—	3,999
Petroleum coke	—	6,139	—	—	6,139
Liquefied natural gas regasification	—	—	3,359	—	3,359
Other goods and services	3,181	5,298	4,091	2,030	14,600

	3,181	336,569	86,883	8,925	435,558

(1)	Includes 70,256, 71,491 and 55,882 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2020, 2019 and 2018, respectively.

•	Sales Channels

	2020
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	241,547	—	—	241,547
Power Plants	—	14,600	13,411	—	28,011
Distribution Companies	—	—	28,895	—	28,895
Retail distribution of natural gas	—	—	33,995	—	33,995
Industries, transport and aviation	—	87,757	28,984	—	116,741
Agriculture	—	92,677	—	—	92,677
Petrochemical industry	—	23,215	—	—	23,215
Trading	—	40,359	—	—	40,359
Oil Companies	—	26,032	—	—	26,032
Commercialization of liquefied petroleum gas	—	6,544	—	—	6,544
Other sales channels	2,472	13,442	13,891	15,107	44,912

	2,472	546,173	119,176	15,107	682,928

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

23. REVENUES (Cont.)

	2019
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	257,648	—	—	257,648
Power Plants	—	709	15,705	—	16,414
Distribution Companies	—	—	19,506	—	19,506
Retail distribution of natural gas	—	—	49,699	—	49,699
Industries, transport and aviation	—	116,742	27,591	—	144,333
Agriculture	—	64,344	—	—	64,344
Petrochemical industry	—	24,475	—	—	24,475
Trading	—	39,341	—	—	39,341
Oil Companies	—	20,066	—	—	20,066
Commercialization of liquefied petroleum gas	—	6,087	—	—	6,087
Other sales channels	2,087	8,379	13,352	20,913	44,731

	2,087	537,791	125,853	20,913	686,644

	2018
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	168,665	—	—	168,665
Power Plants	—	260	20,083	—	20,343
Distribution Companies	—	—	14,180	—	14,180
Retail distribution of natural gas	—	—	25,420	—	25,420
Industries, transport and aviation	—	71,746	19,750	—	91,496
Agriculture	—	35,868	—	—	35,868
Petrochemical industry	—	19,590	—	—	19,590
Trading	—	18,342	—	—	18,342
Oil Companies	—	12,760	—	—	12,760
Commercialization of liquefied petroleum gas	—	4,961	—	—	4,961
Other sales channels	3,181	4,377	7,450	8,925	23,933

	3,181	336,569	86,883	8,925	435,558

•	Target Market

Sales contracts in the domestic market resulted in 599,394, 597,702 and 390,630 for the years ended December 31, 2020, 2019 and 2018, respectively.

Sales contracts in the international market resulted in 83,534, 88,942 and 44,928 for the years ended December 31, 2020, 2019 and 2018, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	2020		2019		2018
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Credits for contracts included in Trade Receivables	15,505	98,832	6,785	100,706	7,804	59,419
Contract assets	—	871	—	203	—	420
Contract liabilities	—	6,824	294	7,404	1,828	4,996

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, diesel and natural gas, among others.

During the years ended on December 31, 2020, 2019 and 2018, the Group has recognized 6,485, 4,721 and 1,564, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the year.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

24. COSTS

	2020	2019	2018
Inventories at beginning of year	80,479	53,324	27,149
Purchases	170,616	190,601	124,279
Production costs (1)	442,264	378,281	234,340
Translation effect	32,427	33,385	26,514
Inventories incorporated by business combination (2)	—	—	445
Adjustment for inflation (3)	563	496	167
Inventories at end of the year	(100,137)	(80,479)	(53,324)

	626,212	575,608	359,570

(1)	See Note 25.
(2)	See Note 3.
(3)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

25. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Production costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2020, 2019 and 2018:

	2020
	Production costs (3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	43,315	13,056		7,230		826	64,427	(5)
Fees and compensation for services	2,469	8,667	(2)	1,694		12	12,842
Other personnel expenses	8,789	768		326		36	9,919
Taxes, charges and contributions	7,287	430		14,664	(1)	71	22,452
Royalties, easements and canons	42,709	—		74		80	42,863
Insurance	5,314	403		137		—	5,854
Rental of real estate and equipment	7,332	48		1,892		—	9,272	(4)
Survey expenses	—	—		—		526	526
Depreciation of property, plant and equipment	161,453	4,170		5,829		—	171,452
Amortization of intangible assets	2,821	567		40		—	3,428
Depreciation of right-of-use assets	16,868	16		989		—	17,873
Industrial inputs, consumable materials and supplies	22,838	258		406		27	23,529
Operation services and other service contracts	34,492	588		3,298		544	38,922	(4)
Preservation, repair and maintenance	50,850	1,365		1,501		52	53,768	(4)
Unproductive exploratory drillings	—	—		—		3,586	3,586
Transportation, products and charges	20,966	2		16,997		—	37,965	(4)
Provision for doubtful trade receivables	—	—		12,317		—	12,317
Publicity and advertising expenses	—	2,481		782		—	3,263
Fuel, gas, energy and miscellaneous	14,761	1,671		3,659		86	20,177	(4)

	442,264	34,490		71,835		5,846	554,435

(1)	Includes 9,393 corresponding to export withholdings.
(2)

Includes 193 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 20, 2020, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2019 of 83 and to approve as fees on account of such fees and remunerations for the fiscal year 2020, the sum of 123.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,602.
(4)	Includes 4,164 and 5,332 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(5)	Includes 1,539 corresponding to the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 35.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

25. EXPENSES BY NATURE (Cont.)

	2019
	Production costs (3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	33,991	8,075		4,226		666	46,958
Fees and compensation for services	2,491	6,389	(2)	1,265		172	10,317
Other personnel expenses	8,941	962		513		66	10,482
Taxes, charges and contributions	7,370	312		10,627	(1)	48	18,357
Royalties, easements and canons	42,135	—		122		283	42,540
Insurance	2,692	181		118		—	2,991
Rental of real estate and equipment	11,079	38		861		—	11,978	(4)
Survey expenses	—	—		—		1,212	1,212
Depreciation of property, plant and equipment	139,345	2,839		3,710		—	145,894
Amortization of intangible assets	2,020	323		31		—	2,374
Depreciation of right-of-use assets	9,835	—		674		—	10,509
Industrial inputs, consumable materials and supplies	22,095	183		201		51	22,530
Operation services and other service contracts	18,512	744		2,249		287	21,792	(4)
Preservation, repair and maintenance	48,762	1,021		1,081		125	50,989	(4)
Unproductive exploratory drillings	—	—		—		3,832	3,832
Transportation, products and charges	23,137	15		16,222		—	39,374	(4)
Provision for doubtful trade receivables	—	—		3,184		—	3,184
Publicity and advertising expenses	—	2,551		1,065		—	3,616
Fuel, gas, energy and miscellaneous	5,876	1,068		3,749		99	10,792	(4)

	378,281	24,701		49,898		6,841	459,721

(1)	Includes 6,541 corresponding to export withholdings.
(2)

Includes 80 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2018 of 65 and to approve as fees on account of such fees and remunerations for the fiscal year 2019, the sum of 87.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,261.
(4)	Includes 7,223 and 3,326 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

	2018
	Production costs (3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	18,908	4,867		2,592		480	26,847
Fees and compensation for services	1,772	3,534	(2)	883		21	6,210
Other personnel expenses	5,313	571		278		50	6,212
Taxes, charges and contributions	3,634	275		5,626	(1)	28	9,563
Royalties, easements and canons	31,677	—		64		72	31,813
Insurance	1,335	130		118		—	1,583
Rental of real estate and equipment	8,983	24		766		28	9,801
Survey expenses	—	—		—		848	848
Depreciation of property, plant and equipment	83,700	1,758		2,111		—	87,569
Amortization of intangible assets	1,497	222		30		—	1,749
Industrial inputs, consumable materials and supplies	11,126	59		172		22	11,379
Operation services and other service contracts	14,973	372		1,302		29	16,676
Preservation, repair and maintenance	31,141	620		886		48	32,695
Unproductive exploratory drillings	—	—		—		3,331	3,331
Transportation, products and charges	12,714	4		9,615		—	22,333
Provision for doubtful trade receivables	—	—		353		—	353
Publicity and advertising expenses	—	951		978		—	1,929
Fuel, gas, energy and miscellaneous	7,567	535		2,153		509	10,764

	234,340	13,922		27,927		5,466	281,655

(1)	Includes 2,297 corresponding to export withholdings.
(2)

Includes 65 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2017 of 48.8 and to approve as fees on account of such fees and remunerations for the fiscal year 2018, the sum of 62.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 700.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

26. OTHER NET OPERATING RESULTS

	2020	2019	2018
Result of Companies’ revaluation (1)	—	—	11,980
Result for assigment of participation in areas (1)	12,233	778	2,322
Lawsuits	(5,300)	(2,732)	(2,365)
Insurance	3,925	498	417
Construction incentive (2)	—	688	—
Unrecoverable credit—Resolution MINEM No. 508/E-2017 (3)	—	(622)	—
Result for contractual commitment Exmar (4)	(8,285)	—	—
Miscellaneous	1,376	260	(409)

	3,949	(1,130)	11,945

(1)	See Note 3.
(2)	See Note 35.
(3)	See Note 34.h.
(4)	See Note 33.f.

27. NET FINANCIAL RESULTS

	2020	2019	2018
Financial income
Interest income	7,363	7,665	3,033
Exchange differences	92,694	80,490	81,869
Financial accretion	7,546	5,250	15,181

Total financial income	107,603	93,405	100,083

Financial loss
Interest loss	(65,821)	(48,136)	(28,717)
Exchange differences	(56,592)	(32,555)	(27,410)
Financial accretion	(16,340)	(10,842)	(7,554)

Total financial costs	(138,753)	(91,533)	(63,681)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	3,862	(1,449)	2,596
Result from derivative financial instruments	(860)	(293)	933
Result from net monetary position	7,828	5,904	1,594
Results from transactions with financial assets	9,786	—	—
Result from financial instruments exchange (1)	1,330	—	—
Result from debt exchange (2)	(2,097)	—	—

Total other financial results	19,849	4,162	5,123

Total net financial results	(11,301)	6,034	41,525

(1)	See Note 6.
(2)	See Note 20.

28. INVESTMENTS IN JOINT OPERATIONS

The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such JO and other agreements have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in JO and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production JO and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest; consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

28. INVESTMENTS IN JOINT OPERATIONS (Cont.)

The assets and liabilities as of December 31, 2020, 2019 and 2018, and main expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2020	2019	2018
Noncurrent assets (1)	282,381	221,219	130,272
Current assets	6,122	8,723	4,024

Total assets	288,503	229,942	134,296

Noncurrent liabilities	21,136	17,754	11,484
Current liabilities	21,574	27,641	9,695

Total liabilities	42,710	45,395	21,179

	2020	2019	2018
Production cost	87,322	70,552	39,713
Exploration expenses	265	123	242

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

As of December 31, 2020, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator
Acambuco	Salta	22.50%	Pan American Energy
Aguada Pichana—Area Vaca Muerta (1)	Neuquén	22.50%	Total Austral
Aguada Pichana—Residual (1)	Neuquén	27.27%	Total Austral
Aguaragüe	Salta	53.00%	Tecpetrol
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol Energy
El Tordillo	Chubut	12.20%	Tecpetrol
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol
Lindero Atravesado (1)	Neuquén	37.50%	Pan American Energy
Llancanelo (1)	Mendoza	100.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Ramos	Salta	42.00%	Pluspetrol Energy
Rincón del Mangrullo	Neuquén	50.00%	YPF
San Roque	Neuquén	34.11%	Total Austral
Yacimiento La Ventana – Río Tunuyán	Mendoza	70.00%	YPF
Zampal Oeste	Mendoza	70.00%	YPF
Narambuena	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
El Orejano	Neuquén	50.00%	YPF
Bajo del Toro (1)	Neuquén	40.00%	YPF
Bandurria Sur (2)	Neuquén	40.00%	YPF
Aguada de Castro and Aguada Pichana Oeste (1)	Neuquén	30.00%	Pan American Energy
Cerro Las Minas	Neuquén	50.00%	YPF
Las Tacanas	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
Chachahuen	Mendoza	70.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	Exxon Mobil Exploration Argentina
Loma del Molle	Neuquén	50.00%	Exxon Mobil Exploration Argentina
CAN-100 (2)	Argentine Government	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol Energy
Bajada Añelo (1)	Neuquén	50.00%	O&G Developments Ltd.

(1)	See Note 33.b.
(2)	See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

29. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2020, is 3,926 and 7 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2020, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared the class D Shares of YPF owned by Repsol S.A. as national public interest and subject to expropriation, its controlled or controlling entities, representing 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2020 and approved the financial statements of YPF for the fiscal year ended December 31, 2019, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2019: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments; b) to fully absorb accumulated losses in retained earnings up to 34,071 against the amounts corresponding to the discontinued reserves for up to such amount; and c) to allocate the remaining discontinued reserves of up to 13,184, as follows: (i) to allocate the sum of 550 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; (ii) to allocate the sum of 3,700 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Ordinary Shareholders’ Meeting at which the financial statements ended as of December 31, 2020 will be dealt with, to determine the time and amount for their distribution, if deemed convenient and achievable, taking into account the contractual and financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities; and (iii) to allocate the sum of 8,934 to create a reserve for investments under the terms of section 70, third paragraph of the LGS.

30. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2020	2019	2018
Net (loss) / profit	(69,649)	(34,071)	38,613
Average number of shares outstanding	392,555,569	392,314,842	392,302,437
Basic and diluted earnings per share	(177.42)	(86.85)	98.43

Basic and diluted earnings per share are calculated as shown in Note 2.b.13.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES

31.a) Legal proceedings

31.a.1) Introduction

Laws and regulations relating to health and environmental quality in the United States affect the majority of the operations of: (a) Maxus Energy Corporation (“Maxus”) and its subsidiaries Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company and (b) Tierra Solutions Inc. (“TS”) (collectively, the “Maxus Entities” or “Debtors”). These laws and regulations govern certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations. However, upon the Debtors filing voluntary petitions under Chapter 11 (as define in the following section) of the United States Bankruptcy Code (the “Bankruptcy Code”), actions to collect a monetary claim for such liabilities against the Debtors were stayed.

Maxus and TS could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary with respect to the regulations mentioned in the previous paragraph; the sole shareholder of both companies was YPF Holdings. Nevertheless, this circumstance must be analyzed in the context of the limitations indicated below.

31.a.2) Reorganization Process under Chapter 11 of the Bankruptcy Code of the United States (hereafter, “Chapter 11”)

On June 17, 2016, voluntary petitions under Chapter 11 of the Bankruptcy Code were filed with the United States Bankruptcy Court of the District of Delaware (hereafter, the “Bankruptcy Court”) by the Debtors and subsidiaries of YPF Holdings. Prior to the Debtors’ bankruptcy filing, the Debtors entered into an agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings, CLH Holdings Inc., YPF International and YPF Services USA Corp (jointly, the “YPF Entities”), subject to Bankruptcy Court Approval, to settle all of the Debtors’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit.

The Agreement provided for: i) the granting of a loan by YPF Holdings for an amount of up to US$ 63.1 million (the “DIP Loan”) to finance the Debtors’ activities during a year-long bankruptcy case, and ii) a payment of US$ 130 million to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Debtors might have against the YPF Entities.

The first hearing corresponding to the filing under Chapter 11 (the “Filing”) took place on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions under the DIP Loan, regarding their day-to-day operations, including the Debtors’ use of the system for fund management, administration, payment of salaries and benefits to retired employees.

On December 29, 2016, the Debtors filed with the Bankruptcy Court a proposed Chapter 11 Plan of Liquidation (the “Plan”) and a statement revealing information from the Debtors. The Plan foresaw a US$ 130 million Settlement Payment under the Agreement. The Plan (as filed) provided that if the Agreement was approved, portions of the US$ 130 million Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Agreement were approved, the Debtors’ Plan would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, would be settled and released in exchange for the US$ 130 million Settlement Payment.

The Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the Agreement. In that scenario, the Debtors’ claims against YPF Entities, including the alter-ego claims or piercing the corporate veil, would be transferred into a liquidating trust, which would likely pursue those claims for the creditors’ benefit.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Subject to certain exceptions under the Bankruptcy Code, effective as of the date of the Filing of the Chapter 11 petitions with the Bankruptcy Court, most decisions, as well as the issues related to creditors’ claims and actions for the collection of their claims that arose prior to the Filing date are automatically stayed (among others, those corresponding to claims against the Maxus Entities at the local court of New Jersey related to the Passaic River litigation, which are explained under Notes 31.a.5.i and 31.a.6.

On March 28, 2017, the Maxus Entities and the Creditors Committee submitted an alternative restructuring plan (the “Alternative Plan”) which did not include the Agreement with the YPF Entities.

Under the Alternative Plan, a Liquidating Trust may submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The Liquidating Trust would be financed by Occidental Chemical Corporation in its capacity as creditor of the Maxus Entities. As YPF did not approve such Alternative Plan and the Alternative Plan did not contemplate the implementation of the originally submitted Agreements, on April 10, 2017 YPF Holdings, Inc. sent a Note giving notice that this situation constituted an event of default under the loan granted under the Agreement with YPF and the YPF Entities. By the approval of the financing offered by Occidental under the Alternative Plan, the Judge ordered the repayment of the outstanding amounts (approximately US$ 12.2 million) under the terms of the DIP Loan, which were subsequently received by YPF Holdings.

On May 22, 2017, the Bankruptcy Court of the Delaware District issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities. The effective date of the Alternative Plan was July 14, 2017, as the conditions set forth in Article XII.B of the Alternative Plan were met. On July 14, 2017, a Liquidating Trust was also created, which brought the complaint referred to in Note 31.a.3.

31.a.3) Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

On June 14, 2018, the Liquidating Trust filed a lawsuit against the Company, YPF Holdings, CLH Holdings, Inc., YPF International and other companies non-related to YPF, claiming alleged damages in an amount up to US$ 14,000 million, principally in connection with alleged claims purportedly related to corporate restructuring transactions the Company engaged in several years ago (the “Claim”). The lawsuit was filed before the United States Bankruptcy Court for the District of Delaware.

From October 19, 2018 to January 22, 2019, several judicial proceedings were conducted related to the motion filed by the Company together with the other companies of the Group that are part of the Claim, requesting a Motion to Dismiss the Claim.

On February 15, 2019, the Bankruptcy Court decided to reject the Motion to Dismiss filed by the Company, together with the other companies of the Group. In addition, the Bankruptcy Court decided to dismiss the motion filed by the other sued companies unrelated to YPF that had likewise requested the Bankruptcy Court to dismiss the Claim.

On March 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed an appeal to the resolution dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019 and the parties proceeded to the discovery process (the “Discovery”).

While the aforementioned appeal was being heard, on April 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, answered the complaint initiated by the Liquidating Trust. On April 24, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed the “Initial Disclosures” brief.

On May 3, 2019, the Liquidating Trust filed a request for the YPF Entities to deliver, under the Discovery, a copy of certain documents that might be in their possession. On the same day, the Liquidating Trust filed an objection to the motion submitted by the YPF Entities so that the testimonies produced in the New Jersey lawsuit are allowed to be used.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Within the framework of the Claim, in 2019 and 2020, the judicial activity was focused on the submission of Motions to Withdraw the Reference, the Discovery, the filing of a Motion to Disqualify and the definition of procedural stages.

Concering the Motions to Withdraw the Reference, on June 7, 2019, Repsol and its related companies filed their Motion to Withdraw the Reference, and the Company, together with the other companies of the Group that are part of the Claim, filed a motion to the same effect on June 11, 2019. On March 23, 2020, the District Court dismissed the Motion to Withdraw the Reference filed by Repsol and its related companies, as well as the one filed by YPF together with the other companies of the Group that are part of the Claim.

With regard to the Discovery, the judicial activity mainly included processes related to the definition of the documentary and testimonial evidence to be produced in the process. The Company together with the other companies of the Group that are part of the Claim, on the one part, and the Liquidating Trust, on the other, requested and challenged, respectively, in different motions, the inclusion of evidence, including the evidence produced in the Passaic River trial mentioned in Note 31.a.6, which was dismissed by the Court hearing the case, the evidence in the possession of Occidental Chemical Corporation and its subsidiaries, witness interrogatories and other means of evidence. The schedule finally approved by the Court, whose extension is being negotiated by the parties to the process, contemplates the production of evidence with respect to allegations of fact during January 2021 and experts’ presentations on April 23, 2021.

Regarding the definition of procedural stages, on July 21, 2020, the Liquidating Trust submitted to the Court hearing the case the schedule for the pre-trial stage (pre-trial Schedule) agreed between the parties to the process, which was approved by the Court on July 22, 2020, and which might be modified or extended by agreement of the parties or by Court order. The pre-trial schedule provides that Motions for Summary Judgment should be fully substantiated by July 21, 2021, and that a pre-trial Conference should take place on July 28, 2021. As of the date of these consolidated financial statements, no date has been set for the Trial. The pre-trial schedule, including the date for summary judgment motions, may be extended or modified by the Court. As of the date of these consolidated financial statements, it is not possible to anticipate the date on which final judgment will be rendered.

Finally, on December 19, 2020, the Company filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust. The motion is based on the Company’s understanding that White & Case LLP might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised the Company in this process. On January 29, 2021, the Liquidating Trust filed an Opposition Brief to the motion to disqualify. On February 26, 2021, YPF submitted the reply to the Opposition Brief.

As the process moves forward and given the complexity of the claims and the evidence to be produced by the parties, the Company will continue analyzing the status of the case and its impact on the Group’s results and financial position.

The Company, together with the other companies of the Group that are part of the Claim, will defend itself in compliance with applicable legal procedures and available defenses.

31.a.4) Background of Maxus and TS

In connection with the sale of Maxus, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date. The indemnity obligation and other liabilities described under 31.a.6 determined that Maxus, TS and other related companies submit a reorganization petition under the Bankruptcy Law mentioned above.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

31.a.5) Maxus and TS Matters

The following are the alleged liabilities borne by the Debtors in their reorganization petition, updated up to the date of filing, the date on which YPF Holdings ceased to have control over the relevant activities of the Debtors (see Note 31.b). Given that YPF Holdings has ceased to have control of the Debtors, YPF is not aware of the evolution of the claims described or of the existence of additional claims to those detailed in this Note.

31.a.5.i) Environmental administrative issues relating to the lower 8 miles of the “Passaic River”

•	Newark, New Jersey

A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant.

•	Passaic River, New Jersey

Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which TS has conducted testing and studies near the Newark plant site, adjacent to the Passaic River.

In 2003, the DEP issued Directive No. 1 seeking to identify those responsible for the damages to natural resources resulting from almost 200 years of industrial and commercial development along a portion of the Passaic River and a part of its basin. Directive No. 1 asserts that the notified companies, including Maxus and Occidental, are jointly and severally liable for the mentioned environmental damage, despite all evidence to the contrary. Directive No.1 demanded compensation for the restoration, identification, and quantification of the damage and determination of its value. Despite negotiations between said entities, no agreement was reached and the DEP assumed jurisdiction in this matter.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to identify contaminated sediment and flora and fauna and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial fieldwork on this study was substantially completed. Discussions with the EPA regarding additional work that might be required are underway. The EPA issued General Notice Letters to other companies concerning the contamination of Newark Bay and the works that were performed by TS under the 2004 AOC.

In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan in the lower 6-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million.

While some remedial works are underway, the works under the 1994 AOC was substantially subsumed by reason of an administrative arrangement dated 2007 (the “2007 AOC”) with about 70 companies (including Occidental and TS) in the lower portion of the Passaic River due to an administrative agreement of 2007 (“the 2007 AOC”).

Under the 2007 AOC, the lower 17 miles of the Passaic River, from the mouth at Newark Bay to Dundee Dam, should have been subjected to a Remedial Investigation / Feasibility Study (“RI/FS”). The AOC 2007 participants discussed the possibility of carrying out additional remediation work with the EPA. The companies that agreed to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The AOC 2007 was coordinated in a federal, state, local and private sector cooperative effort called the Restoration Project for the Lower Reaches of the Passaic River (“PRRP”).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

EPA’s conclusions regarding the 2007 AOC indicated that the discharges of the underwater sewage pipe are an active source of hazardous substances in the lower sections of the Passaic River under study. During the first semester of 2011, Maxus and TS, acting on behalf of Occidental, entered into an administrative agreement with the EPA (the “CSO AOC”), which establishes the implementation of studies of the underwater sewage pipe on the Passaic River, and confirms that there are no pending obligations under the AOC 1994. In the last semester of 2014, TS filed its report with the EPA (thus completing phase 1).TS estimated, as of December 31, 2015, that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to be completed once EPA authorizes phase 2 (the work schedule).

On May 29, 2012, Occidental, Maxus and TS withdrew from the CPG under protest and reserving all their rights. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG has not changed its obligations under the 2007 AOC.

In addition, in August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged to have a liability for natural resources damages, including TS and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, TS and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, TS declined to extend this agreement.

•	Feasibility Study for the environmental remediation of the lower 8.3 miles of the Passaic River– Record of Decision (“ROD”)

On June 2007, the EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in approximately the lower 8.3 miles of the Passaic River. On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The FFS 2014 contains 4 remediation alternatives analyzed by the EPA, as well as the estimate of the cost of each alternative, which consist of: (i) no action; (ii) deep dredging with 9.7 million cubic yards of filling material; (iii) filling and dredging of 4.3 million cubic yards and the placement of a physical barrier mainly built of sand and stone (tapa de ingeniería); and (iv) focused dredging with 1 million cubic yard of filling material. On March 4, 2016, the EPA issued the ROD choosing Alternative 3 as a remedy to remove the contaminated sediments. The estimated cost was US$ 1,382 million (estimated present value at a rate of 7%).

The ROD requires the removal of 3.5 million cubic yards of sediment from the lower 8.3 miles of the Passaic River by bank-to-bank dredging, to a depth of approximately 5 to 30 feet in the federal navigation channel from mile 0 to mile 1.7, and approximately 2.5 feet in the remaining areas of the lower 8.3 miles of the Passaic River. A two-foot thick cap will be installed over the dredged areas. Contaminated segments would be transported to disposal sites outside the State. The EPA estimates the whole project will take approximately 11 years, including 1 year for negotiations among potentially responsible parties, 3 to 4 years for project design and 6 years for its implementation.

On March 31, 2016, the EPA notified more than 100 potentially responsible parties, including Occidental, of the liabilities relating to the 8.3 mile area of the Passaic River relating to the ROD. In the same notice the EPA stated that it expected Occidental (against whom Maxus is litigating a dispute over indemnity) to prepare the remediation plan design and that it would send a second letter with an administrative proposal to this end, which was received by counsel to Occidental, Maxus and TS on April 26, 2016.

As of the date of the Maxus Entities’ bankruptcy filing, Occidental under Chapter 11, Maxus and TS were holding discussions with EPA to define their participation in a potential negotiation aimed at taking part in the design of the EPA’s proposed remediation plan, taking into account that the ROD has identified over 100 potentially responsible parties and 8 contaminants of concern, many of which have not been generated at the Lister Site. As of such date, Maxus was evaluating the situation resulting from the issuance of the ROD by the EPA, as well as its subsequent associated letters.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

•	Removal Action Next to Lister Avenue Site

During June 2008, the EPA, Occidental, and TS entered into an Administrative Order of Consent, pursuant to which TS, on behalf of Occidental, will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in 2 different phases. The first phase, which commenced in July 2011 and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013.

The term for compliance with the second phase began after the agreement entered into with EPA regarding certain aspects related to the development of the same. The Focused Feasibility Study (“FFS”) published on April 11, 2014 provides that Phase II of the removal action was consistently implemented with the FFS. On September 18, 2014, the EPA requested that Tierra Solutions, Inc. (“TS”) conducted an additional sampling of the Phase II area. The sampling was completed in the first quarter of 2015 and TS is expected to present the validated results to the EPA during 2016.

31.a.5.ii) Environmental administrative issues relating to the lower 17 miles of the “Passaic River” – feasibility study

•	Feasibility study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17-mile section of the Passaic River, (the area contemplated in AOC 2007), was subject to a RIF/FS study expected to be completed by 2015, after which EPA would choose a remediation action that will be made public in order to receive comments.

The CGP (“Cooperation Group Parties”) submitted in the first semester of 2015, the draft of the RI/FS in which offers potential remediation alternatives, (which comprises the lower 8 miles of the Passaic River) of the EPA. The EPA may or may not consider this report.

31.a.5.iii) Other environmental proceedings

Other matters relating to the eventual liability of Maxus and TS include liabilities arising from: (a) a ferrous chromate processing plant in Kearny, New Jersey; (b) the Standard Chlorine Chemical Company Superfund Site; (c) a ferrous chromate processing plant in Painesville, Ohio; (d) certain removals of contaminants located in Greens Bayou; (e) the Milwaukee Solvay Coke & Gas site located in Milwaukee, Wisconsin; (f) the Black Leaf Chemical Site, Tuscaloosa Site, Malone Services Site and Central Chemical Company Superfund Site (Hagerstown, Maryland); (g) the remediation action in Mile 10.9.

31.a.6) Trial for the Passaic River

In relation to the alleged contamination related to dioxin and other hazardous substances in the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas, the DEP sued YPF Holdings, TS, Maxus and several companies, including Occidental. The DEP sought remediation of natural resources damages and punitive damages and other matters.

The defendants made responsive pleadings and filings.

In March 2008, the Court denied motions to dismiss by Occidental, TS and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of jurisdiction of the New Jersey Court over YPF because it was a foreign company lacking the requirements to become a party to a lawsuit in such Courts. The previously mentioned motion filed by YPF was denied in August 2008, and the denial was confirmed by the Court of Appeal.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Without prejudice to the foregoing, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Consequently, third party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International as additional named defendants. During the course of the litigation, the third parties filed motions to sever and stay and motions to dismiss. The motions were rejected by the judge. Some of the entities appealed the court decision, but such appeals were dismissed in March 2011.

In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials (“Tracks” or “procedural stages”) which totaled nine Tracks considered individual trials. Phase one would determine liability and phase two would determine damages. Regarding the sub-stages: (a) sub-stages I to III (Tracks I to III) correspond to damages claimed by Occidental and the State of New Jersey; (b) sub-stages IV to VII (Tracks IV to VII) correspond to liability for alter ego and fraudulent conveyance with respect to YPF, Maxus and Repsol and to the liability of third parties to Maxus; (c) sub-stage VIII (Track VIII) corresponds to damages claimed by the State of New Jersey; (d) sub-stage IX (Track IX) is the percentage of liability that would correspond to Maxus for the cleanup and remediation costs.

Specifically, sub-stage III (Track III) will determine the extent of Maxus’ liability for the operation of the Lister Site; sub-stage IV (Track IV) will determine the possible scope of YPF and Repsol’s liability for damages to the Lister Site (alter ego and fraudulent conveyance).

Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed 2 motions: the first one against Occidental and Maxus on liability under the Spill Act, and against TS on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals was proven, a liability allegation could not be made if the causal relationship between any discharge and the alleged damage is not established. Additionally, the Court ruled that TS has Spill Act liability to the State based on (1) its current ownership of the site where the discharges were made (Lister Avenue); and (2) that Maxus has the obligation to indemnify Occidental (previously mentioned).

In November 2011, the Special Master called for and held a settlement conference between the State of New Jersey, on the one hand, and Repsol S.A., YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, the plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. The Judge held that Maxus and TS have direct liability for the contamination generated into the Passaic River. Volume, toxicity and cost of the contamination have not been verified yet.

On September 11, 2012, the Court issued the Track VIII order. The Track VIII order governs the process by which the Court would conduct the discovery and trial of the claim for damages of the State of New Jersey (the “Administration”) against Occidental, Maxus and TS (caused by the Diamond Alkali Lister Avenue plant).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the Administration filed its fourth Amended Complaint. The principal changes to the Administration’s pleading concern the State’s allegations against YPF and Repsol, which were included in its cross-claim. In particular, based on the Mosconi Report of the Argentine State, 3 new allegations against Repsol were included involving asset stripping from Maxus and YPF.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and TS together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking to settle Track VIII with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third-party defendants had been approved by the requisite threshold number of private and public third-party defendants. The respective Boards of Directors of YPF, YPF Holdings, Maxus and TS approved at their Board meetings the settlement agreement (the “Agreement”). The proposal of the Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey initiated against YPF and certain subsidiaries, naming YPF and other participants in the litigation, a limited liability of up to US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, the Court published its Case Management Order XVIII (“CMO No. XVIII”), which provides a schedule for approval of the Agreement. Pursuant to the CMO XVIII, the Court rejected Occidental’s claims and approved the Agreement. Occidental appealed the approval of the Agreement, which was dismissed. Notwithstanding the foregoing, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. On April 11, 2014, Occidental notified the parties that it would not seek an additional revision of the approval of the Agreement.

On August 20, 2014, the lawyers of the State of New Jersey reported that Occidental and the State of New Jersey had entered into an agreement on the general terms and conditions of a settlement agreement that would end the Track VIII proceedings. On December 16, 2014, the Court approved the Settlement Agreement whereby the State of New Jersey agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, New Jersey, in consideration for the payment of US$ 190 million in 3 installments, the last payable on June 15, 2015; and a sum amounting up to US$ 400 million if the State of New Jersey had to pay its percentage for future remedial actions.

On January 5, 2015, Maxus received a letter from Occidental requesting Maxus, pursuant to the purported contractual obligation to indemnify Occidental, to compensate Occidental for all the payments that Occidental agreed to pay to the Administration. Maxus holds that both the existence and the amount of such obligation to indemnify under the settlement agreement are pending issues that must wait for the Court decision on the Passaic River case.

In addition, on July 31, 2014 Occidental submitted its third amendment to the complaint YPF, Repsol and Maxus filed motions to limit Occidental’s third amended complaint arguing that such claims were not included in the second. Occidental answered that the third amendment incorporated new facts, but not new claims. The Court rejected Occidental’s arguments and dismissed the third amendment to the complaint.

Moreover, Repsol countersued Occidental alleging that the US$ 65 million paid by Repsol as per the agreement between Repsol, YPF, YPF Holdings, Maxus and Tierra Solutions with the State of New Jersey was paid for damages caused by (a) Chemicals, for which Occidental is liable under the share purchase/sale agreement of 1986 or (b) Occidental’s independent conduct.

On April 15, 2015, Occidental sent Maxus a letter claiming indemnity protection under the share purchase agreement with respect to the counterclaim filed by Repsol against Occidental. On April 28, 2015, Maxus replied contesting the claims reserving all arguments and defenses regarding the SPA’s indemnification provisions.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Furthermore, the scheduled dates were changed through Case Management Order No. XXVI Depositions of witnesses residing in both the U.S. and abroad began in December 2014. Nearly 40 witnesses deposed in the case, including the corporate representatives of all the parties. The issues being addressed include Track IV (the alter ego and fraudulent transfers of assets) and Track III (indemnity claims filed by Occidental against Maxus). Depositions of witnesses were completed in mid-October 2015.

Notwithstanding the above, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed that the court should authorize early summary judgment motions. The motions filed by the parties and the non-binding opinions as issued by the Special Master on January 14, 2016, are summarized below:

(a)

YPF filed for early summary judgment against Occidental on 4 issues: i) dismissal of the portion of Occidental’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; ii) dismissal of the portion of Occidental’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999; iii) dismissal of the portion of Occidental’s liability claims based on the alleged “control” by YPF of Maxus’s Board of Directors’ decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and iv) dismissal of the portion of Occidental’s claims for alter ego liability, based on the transfer of Maxus’ environmental liabilities to Tierra in 1996.

The Special Master’s Recommendation on YPF’s motion recommended to deny the motion on the grounds that i) the statute of repose for fraudulent transfers is not applicable to the remedy of alter ego for breach of contract and ii) a finder of fact should be permitted to consider all portions of YPF’s actions when determining if there is alter ego liability so dismissal of portions of these claims is inappropriate.

(b)	Occidental filed a motion for early summary judgment against Maxus in relation to Occidental’s claim to recover the amount of US$ 190 million (plus expenses) under the settlement agreement.

The Special Master sought to establish that Maxus is liable for all obligations at the Lister Site, regardless of any actions taken by Occidental (including the period of time that the Occidental operated Lister Site). Therefore, the Special Master’s Recommendation on Occidental’s motion against Maxus recommended to grant the motion on the grounds that (i) the language of the SPA was not ambiguous and required Maxus to indemnify Occidental for its own conduct at the Lister Site and (ii) Occidental was not estopped from seeking indemnity from Maxus for its own conduct at the Lister Site because it did not take inconsistent legal positions in prior litigations. Notwithstanding the foregoing, Occidental will have to prove the reasonableness of the US$ 190 million amount settled with the State of New Jersey, for which Maxus may eventually be liable.

In addition, Occidental filed for early summary judgment dismissing the cross-claims of Repsol against Occidental, which seek to recover from Occidental the US$ 65 million payment made by Repsol to New Jersey State under the settlement agreement.

The Special Master’s Recommendation on Occidental’s motion against Repsol recommended to deny the motion in part as to Repsol’s contribution claim and to grant the motion in part as to Repsol’s unjust enrichment claim, on the grounds that i) Repsol’s contribution claims are permissible under the New Jersey Spill Act even if a settlement did not fully discharge liability to the State; ii) demonstrating Repsol’s liability under the Spill Act is not a prerequisite for Repsol to receive contribution from Occidental; iii) Repsol is not liable to Occidental for indemnification as an alter ego of Maxus, and iv) Occidental was not unjustly enriched when Repsol settled with the State of New Jersey.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

(c)

Repsol filed for early summary judgment against Occidental to dismiss Occidental’s cross-claims: i) to the extent that Occidental’s claims are based on prescribed claims for fraudulent transfers; ii) on the grounds that Occidental cannot prove that it has suffered damages due to a failure to perform an agreement; iii) on the grounds that Occidental cannot prove that Repsol has caused any damage even if a non-performance occurred, because Occidental has alleged that Maxus became insolvent before Repsol acquired YPF in 1999; and iv) on the grounds that Occidental has failed to pierce the corporate veil between YPF and Repsol.

The Special Master’s Recommendation on Repsol’s motion against Occidental recommended granting the motion because the Occidental failed to set out any basis to pierce the corporate veil between YPF and Repsol, which the Special Master held Occidental was required to do, and because Occidental did not allege that YPF was insolvent.

(d)

Maxus filed for early summary judgment against Occidental to dismiss the claims for damages filed by Occidental regarding costs not yet incurred by Occidental (future remediation costs). YPF joined in this motion.

The Special Master’s Recommendation on Maxus’s motion against Occidental was to grant the motion on the grounds that Occidental’s request for declaratory judgment has no basis due to the uncertainty regarding future costs.

(e)

Finally, related to the claims that Occidental sought to add against YPF and Repsol for alleged interference with Occidental’s contractual rights under the Stock Purchase Agreement of 1986 (between Maxus and Occidental), the Special Master recommended that the motion be denied on the grounds that Occidental improperly delayed in seeking to supplement its claims despite having multiple earlier opportunities to do so.

The parties appealed the respective Special Master’s recommendations on February 16, 2016. On February 18, 2016, the parties sought leave from the Special Master to file additional motions for summary judgment. On March 7, 2016, the Special Master denied each of the parties’ requests to file additional motions, while ruling that the parties could raise the factual issues raised in the motions at the time of trial as motions in limine. On April 5, 2016, the judge denied the motions and adopted the Special Master’s Recommendations in their entirety.

On April 25, 2016, the parties moved to request permission to file interlocutory appeals and a stay of the litigation during the appellate proceedings. Maxus filed a motion requesting permission to appeal the ruling granting summary judgment to Occidental against Maxus, which held that Maxus is liable under the stock purchase and sale agreement for all obligations under, or arising from, the Lister Site, even if attributable to Occidental’s own acts. YPF filed a motion requesting permission to appeal the ruling denying its motion for summary judgment and Occidental filed a motion, appealing the ruling that granted Repsol its motion for summary judgment, On May 24, 2016, the Superior Court of New Jersey—Appellate Division denied all interlocutory appeals.

On April 5, 2016, the Superior Court issued Case Management Order No. XXVIII establishing the trial date as June 20, 2016. However, all litigation against Maxus and YPF has been stayed upon Maxus’ filing under Chapter 11 of the Bankruptcy Code.

On June 20, 2016, Occidental filed a Notice of Removal of Claims and a motion to transfer venue of the remaining claims in the Passaic River Litigation from the New Jersey Bankruptcy Court to the Delaware Bankruptcy Court. On June 28, 2016, the New Jersey Bankruptcy Court granted Occidental’s motion to transfer venue.

On July 20, 2016, Repsol filed a motion with the Delaware Bankruptcy Court to have its cross-claims seeking environmental contribution from Occidental under the Spill Act to be remanded to the New Jersey Superior Court. On November 15, 2016, the Bankruptcy Court granted Repsol’s motion to remand. On November 29, 2016, Occidental filed a motion for clarification or, in the alternative, for reconsideration of the Bankruptcy Court’s Order granting Repsol’s motion to remand. At a hearing on January 25, 2017, the Delaware Bankruptcy Court denied Occidental’s motion and allowed Repsol’s cross-claims to go forward in the New Jersey Superior Court. At present, a series of appeals filed by Repsol and OCC are pending resolution.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

31. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

31.b) Accounting matters

In connection with the petition that the Maxus Entities filed with the Bankruptcy Court on June 17, 2016, as described in detail in Note 31.a, the Management of the Company considered this an event that required reconsideration of whether the consolidation of such entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under Chapter 11.

Generally, when an entity files a petition under Chapter 11, shareholders do not generally maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under Chapter 11 had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors of the bankruptcy process replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the entities for breach of the Debtors’ fiduciary obligations, since the creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the filing under Chapter 11, it should be noted that YPF Holdings retained its right to designate directors of the Debtors through Shareholders’ Meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “Debtor in Possession” and, in accordance with the Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the Bankruptcy Court ordered otherwise. Even so, during the Chapter 11 cases, the directors of the Debtors do not have absolute discretion, since any transaction “outside the ordinary course of business” of the Debtors, such as the sale of a significant asset, the expansion of a line of business involving the use of significant funds (or the commitment to do so), or the provision of loans or other types of financing, will be subject to the approval of the Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent Directors.

As a result, due to the Chapter 11 filing, YPF Holdings is not empowered to make decisions unilaterally, which could significantly affect the Debtors’ businesses, both operationally and economically. Likewise, the Debtors are required to seek the approval of the Bankruptcy Court for typical commercial activities, if such activities could have a significant effect on their operations or on any of their stakeholders.

In view of the foregoing, the Management of the Company understands that it is no longer able to exercise its power over such entities to significantly influence on the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, it proceeded to deconsolidate the investments in the Maxus Entities from June 17, 2016.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES

32.a) Contingent assets

The Group does not have any significant contingent assets.

32.b) Contingent liabilities

The Group has the following contingencies and claims, individually significant, that the Management of the Company, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Group, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Group is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

32.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

In August 2003, ASSUPA sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities. In addition, requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the CSJN.

YPF responded to the suit requesting its rejection, opposing failure of the plaintiff and requiring the summons of the Argentine Government, due to its obligation to indemnify YPF for events and claims before January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a time frame to correct the defects in the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa claimed lack of jurisdiction, which was answered by the plaintiff.

On December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment supported the claim of the provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue. In the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

The complaint filed on March 7, 2007 was considered answered by the CSJN, which decided to serve notice of the motion to dismiss for the plaintiff’s lack of capacity to sue and the statute of limitations filed by YPF and of the attached documentation.

Regarding the Neuquina Basin, a preventive action has been filed by an individual to prevent future damages and reduce presumed damages, an action for repair of damages consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity of YPF, in the Province of Neuquén. YPF answered the complaint and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES (Cont.)

In addition, it should be highlighted that YPF learned about other three court complaints filed by ASSUPA against:

i.	Concessionary companies in the San Jorge Gulf basin areas

On November 30, 2016, the court the ordered a new transfer of the claim and on December 28, 2016, YPF received notice of the court resolution. The deadline set for preliminary defenses was May 31, 2017, and the deadline to respond to the complaint was June 30, 2017. YPF has timely filed a legal defect exception and the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is made and submitted by the company, which will be resolved when the dispute is locked with all the defendant companies.

On February 8, 2021, the judge declared the incompetence of the federal justice in the case, understanding that the existence of an interjurisdictional damage to justify it had not been demonstrated, which was appealed by the plaintiff.

ii.	Concessionary companies in the Austral basin areas

On October 1, 2013, the court ordered the claim to be process by summarized action. In addition, an interim relief has been issued by the Lower Court to notify several companies of the existence of the suit, and for the defendants to contribute certain information. YPF appealed this decision, and the Court of Appeals partially upheld the appeal, reversing the lower court’s ruling ordering various entities to provide notification of this claim. In the same decision, the Court of Appeals confirmed that the defendants had an obligation to provide certain information but stated that YPF and the other defendants had already complied with such obligation. On November 2, 2015, YPF was notified of the lawsuit. Following YPF’s request, the court ordered on November 4, 2015 to suspend the procedural time limits.

On November 23, 2017, the plaintiff requested the Court to decide on its motion requesting the National Government and the provinces of Santa Cruz and Tierra del Fuego to be summoned to appear as third parties in compliance with the ruling dated December 6, 2017 whereby the court ordered the issuance of such summons, so that the National Government–and the provinces mentioned above –enter an appearance in the case within the term of 60 days. The court ordered the suspension of deadlines until their appearance or expiration of the deadline.

On June 4, 2018, the Argentine Government answered as the third-party summons sought by the plaintiff, and requested dismissal thereof. On August 13, 2018 the province of Tierra del Fuego answered a summons as a third party stating its intention not to voluntarily appear in the case and requested its exclusion thereof. On September 11, 2018, the Province of Santa Cruz answered the summons as a third party, stating that it has no interest in participating in the case and adhered to what was stated by the Province of Tierra del Fuego.

On June 23, 2020, the judge issued an interlocutory judgment by which it decided to allow YPF’s claim, among other co-defendants, and ordered a new notification with the transfer of the claim. The decision was appealed by the plaintiff.

iii.	Concessionary companies in the Northwest basin areas

On December 1, 2014, the Company was notified of the complaint, which was submitted to ordinary proceedings. The procedural deadlines were suspended at the Company’s request. Subsequently, on May 3, 2016, YPF was once again notified of the complaint, and the deadlines were reinstated. Consequently, the Company filed a motion requesting that the deadlines be suspended until the plaintiff clarifies whether or not it will annex certain documentary evidence referred to in the complaint. The Judge sustained the YPF’s motion and suspended once again the deadlines to answer the complaint. On April 19, 2017, YPF was served with notice of the ruling of the Court ordering to resume the procedural time limits against which YPF has timely filed a defense for a legal flaw. The court has not decided upon it yet and ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision on the legal defect exemption is made by YPF, as well as other similar presentations made by the co-defendants.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On June 3, 2020, the judge ordered the transfer to the plaintiff of the exception of legal defect filed by YPF, as well as other similar presentations made by the co-defendants.

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed 2 other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. Currently, it is not possible to reasonably estimate the outcome of these claims nor is it possible to estimate the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of judgment dated July 8, 2008, the CSJN:

(i)

Determined that the Basin Matanza Riachuelo Authority (“ACUMAR”) (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will be processed through this court and that this process produces lis pendens relating to the other collective actions that aim for the environmental remediation of the basin, which actions should be archived (“littispendencia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before that Court.

In addition to the claims discussed under 15.a.4, which discusses environmental claims in Quilmes, the Company has other legal and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring tasks carried out routinely by YPF have allowed YPF to warn against degrees of affectation in the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the creation of a program for surveying, evaluating and remedying liabilities that the Company is in the process of implementing with agencies in the Province of Mendoza, the costs which have been charged to provision in the remediation program of environmental issues of the Group.

32.b.2) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”)

Judicial process in New York

On April 8, 2015, Petersen, former YPF Class D shareholder, filed a lawsuit against the Republic of Argentina and YPF in the Federal District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the previously mentioned companies due to a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims are grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. YPF considers that the claim against the Company has no merit and filed a motion to dismiss on September 8, 2015, a date that was set as a result of the extension of the term provided for by the Court. On the other hand, Petersen filed an objection against YPF’s motion to dismiss.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On July 20, 2016, the Court held a hearing during which the parties made their arguments regarding the motion to dismiss, and responded to questions asked by the Judge, Loretta A. Preska. On September 9, 2016, the United States District Court for the Southern District of New York issued a decision partially dismissing the complaint filed by Petersen against YPF at this preliminary stage. The Company appealed this decision, requesting a complete dismissal of the complaint at this preliminary stage.

After the oral hearing held on June 15, 2017, on July 10, 2018, the United States Court of Appeals for the Second Circuit held that the United States District Court has jurisdiction over this judicial matter, but without rendering an opinion as to the merits of the complaint against YPF and the Republic of Argentina. The Company and the Argentine Republic appealed such resolution on July 24, 2018 requesting reconsideration by the Court of Appeals that ruled (“Panel rehearing”) or a review of the resolution by the Court of Appeals as a whole (“Rehearing en banc”).

On August 30, 2018, the Rehearing en banc filed by the Company and the Argentine Republic was rejected. For that reason, the process was suspended until the case was remanded to the United States District Court for the Southern District of New York. However, YPF requested a stay motion (“stay of mandate”), which was granted on October 2, 2018 for a period of thirty days. On October 31, 2018, the Company filed a writ of certiorari with the Supreme Court of Justice of the United States so that the process is stayed until this court finally decides on its merits.

Additionally, the republics of Mexico and Chile appeared in Court as Amicus Curiae.

On January 7, 2019, the Supreme Court of Justice of the United States requested the Solicitor General (advisor to the U.S. Ministry of Justice in charge of all the proceedings pending in the U.S. Supreme Court of Justice) to decide on the admissibility of the writ of certiorari filed by the Company and the Argentine Republic.

On April 17, the Court of Appeals for the Second Circuit returned the complaint to the District Court.

On April 18, 2019, the Company and the Argentine Republic filed a petition for reconsideration or clarification before the Court of Appeals for the Second Circuit in reference to the return of the complaint to the District Court. On the same day, the Company and the Argentine Republic requested the District Court to suspend the proceedings until the Court of Appeals resolved on the petition for reconsideration or clarification filed by the Company and the Republic.

On April 22, 2019, the District Court accepted the petition made by the Company and the Argentine Republic to suspend the proceedings until the Court of Appeals resolved on the petition submitted by the Argentine Republic. Also on April 22, Petersen filed an objection to the request for reconsideration or clarification of the Company and the Argentine Republic before the Court of Appeals. On the same day, the Company and the Argentine Republic replied to Petersen’s objection before the Court of Appeals for the Second Circuit.

On April 26, 2019, the Court of Appeals resolved to dismiss the petition submitted by the Argentine Republic.

On April 27, 2019, Petersen filed a motion to the District Court requesting a hearing to define the following steps of the procedure.

On April 28, 2019, the Company and the Argentine Republic filed a motion to the District Court requesting the suspension of the terms until the Supreme Court of the United States rules on the writ of certiorari.

On April 29, 2019, the Company and the Republic answered the request filed by Petersen for a hearing with the District Court. On the same day, Petersen answered the motions filed by the Company and the Republic on April 28 and 29.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On April 30, 2019, the Company and the Republic answered the brief filed by Petersen on April 29.

On May 1, 2019, the District Court resolved (i) to grant the petition for suspension of the litigation terms requested by the Company and the Argentine Republic and (ii) to dismiss the request for a hearing filed by Petersen.

On May 21, 2019, the Attorney General issued his non-binding opinion recommending that the case should continue to be heard and processed in the United States.

On June 3, 2019, the Argentine Republic filed a supplemental motion to the Writ of Certiorari.

On June 24, 2019, the Supreme Court of the United States rejected the Writ of Certiorari filed by the Company and the one filed by the Argentine Republic. On that same date, YPF submitted a letter to the District Court requesting a hearing prior to the filing of a Motion for Judgment on the Pleadings. Likewise, on that same date, Petersen submitted a letter to the District Court requesting it to lift the suspension of procedural terms and to set a date for a hearing prior to the request for the admission of a Summary Judgment.

On June 25, 2019, the District Court ordered the parties to answer the petitions filed on June 24, 2019 by July 3, 2019, and called the parties to a hearing to be held on July 11, 2019.

On July 8, 2019, the Argentine Republic and YPF filed both answers and raised defenses against Petersen’s complaint.

On July 11, 2019 the hearing ordered by the Judge was held, in which the parties explained their arguments seeking the approval of their motions filed on June 24, 2019.

On July 23, 2019, Petersen, Eton Park (see description of the case filed by Eton Park in the section titled Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. y Eton Park Fund, L.P. (jointly referred to as “Eton Park”), the Argentine Republic and YPF submitted a petition proposing a schedule for: (i) the Argentine Republic and YPF to file their motions for complaint dismissal based on the principle of “forum non conveniens”, before August 30, 2019, (ii) Both Petersen and Eton Park to be able to file their objections to these motions before October 30, 2019 and (iii) the Argentine Republic and YPF reply to the petitions mentioned above in point (ii) before November 29, 2019.

On July 24, 2019, the Judge accepted the schedule proposed by the parties and resolved that the procedural terms were suspended until the motions for complaint dismissal on the grounds of “forum non conveniens” are resolved. The schedule was modified on September 17, 2019: (i) extending until December 7, 2019 the deadline for Eton Park and Petersen to submit the objection to the motion to dismiss based on the grounds of “forum non conveniens”, and (ii) extending until January 7, 2020 the period for YPF to answer the pleadings filed by Eton Park and Petersen in section (i) above.

On August 30, 2019, YPF and the Argentine Republic jointly presented their arguments in support of the motion to dismiss based on the grounds of “forum non conveniens”.

On December 6, 2019, both Petersen and Eton Park filed an objection to the motion to dismiss on the grounds of “forum non conveniens”.

On December 16, 2019, the Argentine Republic requested the District Court to extend until March 16, 2020 the term for the defendants to answer the objection to the motion to dismiss based on the principle of forum non conveniens” filed both by Petersen and Eton Park. On December 16, 2019, the Company adhered to the statements made by the Argentine Republic and requested the identical extension.

On December 20, 2019, the District Court granted an extension of the term until February 7, 2020, for the defendants to answer the objection to the motion to dismiss on the grounds of “forum non conveniens” filed both by Petersen and Eton Park.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On January 21, 2020, the Company and the Argentine Republic filed in the District Court an order that gives them the possibility to present, both in Eton Park and Petersen’s case, jointly a single and consolidated “reply memorandum of law” in support of its motion for dismissal by “forum non conveniens”.

On January 22, 2020, the presiding Judge ruled in favor of the defendants and granted the order aforementioned in the preceding paragraph.

On February 7, 2020, the Company and the Argentine Republic answered jointly the objection filed both by Petersen and Eton Park to the motion to dismiss based on the principle of “forum non conveniens” (“defendants’ reply memorandum of law in support of their motion to dismiss for forum non conveniens”).

Until the District Court decides on the admissibility of the motion to dismiss on the grounds of “forum non conveniens”, the procedural terms are suspended in all other respects.

On June 5, 2020, the District Court rejected the motions to dismiss based on the grounds of “forum non conveniens” filed both by the Argentine Republic and YPF and requested the parties to the process to propose how they consider the proceedings should be handled.

During June and July 2020, procedural acts were carried out related to the definition of the following stages of the process.

On July 13, 2020, the District Court issued a resolution ordering the parties to the process to proceed to the discovery “of facts” and the discovery “of experts”.

On July 17, 2020, Petersen and Eton together with YPF and the Argentine Republic submitted to the District Court a proposal with a schedule of the next steps for the process, which was accepted by the District Court on July 20, 2020.

On September 24, 2020, YPF and the Argentine Republic jointly filed a pleading requesting the District Court to issue a letters rogattory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, requesting assistance from the Argentine authorities to obtain the pertinent testimonies and the production of certain documents.

On October 2, 2020, YPF filed a pleading requesting the District Court a hearing in relation to the issuance requested, as well as the issue of a letter rogatory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, in order to obtain assistance from Spanish authorities in the production of certain documents.

On October 6, 2020, the District Court approved the petitions filed by YPF and the Argentine Republic to obtain testimony and the production of the documents required on September 24 and October 2, 2020.

On December 21, 2020, the parties filed a proposal to modify the procedural schedule, which was accepted by the District Court.

On February 19, 2021, pursuant to the decision of the District Court in a conference call on February 18, 2021, the parties submitted to the District Court a new procedural schedule proposal, requesting a 90-day extension of the procedural deadlines, which was approved by the District Court on February 19, 2021. Under this revised schedule, motions for summary judgment shall be fully substantiated by November 12, 2021, and the trial is scheduled for January 2022. The revised schedule, including the date for summary judgment motions and the judgment, may be extended or modified by District Court order. As of the date of these consolidated financial statements, it is not possible to anticipate the date on which final judgment will be rendered.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES (Cont.)

Under the discovery process, the parties are in the process of exchanging their respective briefs, such as: requests for production of documents and their corresponding responses and objections; interrogations, requests for admissions, among others. The depositions began in October 2020 and, under the schedule approved by the District Court, the discovery of facts must conclude on May 17, 2021 and the discovery of experts must conclude on September 3, 2021.

As the process progresses, taking into account the complexity of the claims and the evidence that the parties must present, the Company will continue to reassess the status of the litigation and its impact on the results and financial situation of the Group.

The Company will employ available legal resources in accordance with the applicable legal procedure in order to defend its rights.

Judicial process in Spain.

On the other hand, on February 28, 2019, the Company filed a complaint in Spain against Petersen and Prospect Investments LLC (“Burford”) seeking the definition of the legal nature of the agreement that was subscribed by Burford and Petersen’s Trustee in Bankruptcy. Such complaint was notified to Burford, which – upon filing its answer- submitted a motion for the case to be referred to the Court in which Petersen’s liquidation is being heard. As YPF objected to the motion, the case was referred to the District Attorney for him to issue an opinion prior to the Court’s decision. On July 29, 2019, the Court decided that the case must be processed before the Court that intervened in Petersen’s liquidation. Such decision was appealed by the Company on September 26, 2019. On October 30, 2019, Prospect Investments LLC objected to the appeal filed by the Company and on October 31, 2019, Petersen did so. On November 12, 2019, the Company appeared before the Provincial Court of Madrid within the framework of said appeal and on November 18, 2019, Petersen did so.

On May 20, the Provincial Court of Madrid dismissed the appeal filed by the Company and confirmed the jurisdiction of the Commercial Court No. 3 of Madrid in the proceedings. On September 3, 2020, YPF filed an appeal against the order issued on May 20, 2020 by the Provincial Court of Madrid for constitutional protection under sections 41 and 44 of the Organic Law of the Constitutional Court for considering that such order violates YPF’s fundamental right to an effective judicial protection. The Argentine Republic also filed an appeal for constitutional protection against such resolution. Both appeals are pending resolution.

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. y Eton Park Fund, L.P. (jointly referred to as “Eton Park”)

On June 2, 2017, Eton Park, a former YPF shareholder, filed a complaint against the Argentine Republic and YPF in the United States District Court for the Southern District of New York, for alleged damages that it would have suffered during the process of expropriation of shares that the Argentine Republic took over the majority stake of Repsol in YPF in 2012. The complaint, which seeks unspecified compensation, states that the alleged obligations assumed in the bylaws and in the initial public offering of YPF shares were violated, which imposed obligations related to a public offering made to the rest of the shareholders.

The claim was temporarily on hold, pending the resolution of the Second Circuit of the United States on the Petersen case; however, after the resolution referred to in the preceding paragraph, Eton Park requested that procedural terms be resumed. Likewise, YPF requested the Court to summon the parties to a hearing in order to agree on how the trial should proceed, proposing the answer to the complaint be filed within 45 days from the final resolution in the Petersen case.

On July 30, 2018, the Court ruled that the suspension of the process will stand for 10 days after the date of the Appeal Court’s resolution on the admissibility of the appeal in the Petersen Case, which was filed on July 24, 2018.

On August 30, 2018, the appeal filed by the Company and the Argentine Republic in the Petersen case was rejected. On October 2, 2018, the stay of mandate requested by YPF was granted for thirty days and on October 31, 2018, the Company filed the writ of certiorari, as mentioned in the Petersen Case.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

On September 6, 2018, the Company made a filing so that the Eton Park process remained stayed so long as the stay of mandate in Petersen was still in force. On September 11, 2018, the Court granted the petition to the Company. Thus, as the Second Circuit of the United States has not made the “issuance of the mandate” in the Petersen case, the Eton Park case remains stayed.

In response to the presentations made in April 2019 by the Company and the Argentine Republic in the Petersen Case and the suspension of the process ruled by the Court, the procedural terms of Eton Park case was also on hold until the Supreme Court of Justice issued in relation to the writ of certiorari.

On June 25, 2019, Eton Park submitted a letter to the District Court requesting the Court to lift the suspension of the procedural terms and to set a date for the hearing prior to the motion for the admission of a Summary Judgment.

On June 26, 2019, the Court called Eton Park to a hearing to be held on July 11, 2019 in the Petersen case.

On July 3, 2019, YPF filed a brief opposing Eton Park’s motion for the case to be subject to a summary process requesting that the suspension of procedural terms remain in place until the Court hearing Petersen’s case resolved the motions filed by the defendants in such case.

On July 11, 2019, the hearing ordered by the Judge in the Petersen case was held, where Eton Park also participated. At the hearing, it was decided in relation to Eton Park’s case, that the Court would soon issue an order establishing the schedule for such judicial process.

On July 23, 2019, Petersen, Eton Park, the Argentine Republic and YPF filed a joint petition proposing a schedule for the Argentine Republic and YPF to file their motions for complaint dismissal based on the principle of “forum non conveniens”, and for both Petersen and Eton Park to be able to file their objections thereto.

To avoid duplication, refer to the description of the procedural developments included in the section entitled Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”), except that on July 10, 2020, both the Argentine Republic and YPF answered Eton Park’s claim.

As the process progresses, taking into account the complexity of the claims and the evidence that the parties must present, the Company will continue to reassess the status of the litigation and its impact on the results and financial situation of the Group.

The Company will take all defensive measures in accordance with the applicable legal procedure and the available defenses.

32.b.3) Claims before the CNDC

•	Claims for fuel sale prices

The Group was subject to certain claims before the CNDC, which are related to alleged price discrimination in sale of fuels and which were timely answered by YPF.

32.b.4) Tax claims

•	Dispute over customs duties

Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado brought certain summary proceedings based on alleged formal misstatements on future commitments of crude oil deliveries in the loading permits, for periods prior to and subsequent to the existence of export duties, for which they calculated the difference between the contractual price declared and the price in force at the time of export to determine fines under the terms of the Customs Code.

The Customs General Administration may question whether the contractual price agreed to by the Company and declared in loading permits is an appropriate amount when calculating export duties. However, the Company understands that there is no violation for declaring the contractual price of a transaction.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

32. CONTINGENT ASSETS AND LIABILITIES (Cont.)

The summaries ended the administrative reviews before the Customs General Administration and are in full appeal before the TFN. On March 3, 2017, the Company was notified of an adverse judgment handed down by the TFN regarding the criteria employed for crude oil delivery operations after 1998 and for which fines were determined in accordance with Article 954 (c) of the Customs Code for approximately 11 exports that occurred prior to the existence of export duties. The Company appealed before the Court of Appeals with staying effects.

On March 31, 2017, the Company resolved to pay differences in export duties that had been objected to by several Customs, arising from future deliveries of crude oil commitments, by adhering to the anticipated moratorium provided for in Law No. 27,260. This action allowed the abatement of interest and cancellation of the applied fines underlying the substantial obligation. For this purpose, presentations were filed in all pending administrative and judicial cases evidencing the payment of the export duties and, where appropriate, the request for remission of the fines applied under the provisions set forth in Law No. 27,260. The summary proceedings and other proceedings in which the application of a fine is the matter at issue when there were no export duties are still pending, applying in that case the fine contemplated in article 954 clause c.

On April 18, 2018, the Company was notified of the judgement rendered by the Federal Appeals’ Court No. IV which ruled that the fines imposed by the customs authority of Neuquén were condoned, due to the fact that there were no export duties, based on section 56 of Act No. 27,260. The Customs authority filed an extraordinary appeal before CSJN. The same decision was adopted in favor of the condonation by the same Court of Appeals and in other cases, before the Court No. II, III and IV, and where the same fines are dispute, which were also appealed to the CSJN. The Attorney General to the CSJN has issued a report indicating that these fines should be considered as condoned.

The Company, based on its opinion and that of its external advisors, believes the claim has no legal merit and that it has a strong case in defense of the approach adopted in the dispute mentioned above.

32.b.5) Other claims

Additionally, the Group has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been provisioned for, due to the Management of the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, having assessed them to be possible contingencies.

33. CONTRACTUAL COMMITMENTS

33.a) Agreement of extension of concessions or exploration concessions

The Group has made agreements with the provinces for the extension of concessions or exploratory permits. These agreements can include commitments to pay royalties on production and fees, to make certain investments and expenses and to maintain the activity levels, among others. The most relevant agreements and their main features are described below.

•	Extension of unconventional exploration concessions

On December 10, 2020, YPF, Total Austral S.A. (Sucursal Argentina), Exxon Mobil Exploration Argentina S.R.L. and Pluspetrol S.A. executed with the Province of Neuquén an Agreement on Exploratory Permits for Unconventional Purposes (the “Agreement”) for the areas known as Cerro Las Minas, Las Tacanas, Loma de Molle, Cerro Arena, Salinas del Huitrín, Chasquivil and Pampa Las Yeguas II. Through this agreement, the obligations arising from the first exploratory term of the exploratory permits for unconventional purposes for the mentioned areas are deemed complied with, and a second exploratory term of 4 years was established for such permits for the following areas: Cerro Arena, Cerro Las Minas, Las Tacanas, Salinas del Huitrin, Loma del Molle and Pampa Las Yeguas II, with their respective commitment and execution terms with a partial reduction of the surface of such area. In addition, the reversion of the whole Chasquivil area was agreed.

On December 18, 2020, by Decree No. 1,535/20 the Provincial Executive Branch approved and ratified the Agreement previously approved by the Ministry of Energy and Natural Resources of the Province of Neuquén.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33. CONTRACTUAL COMMITMENTS (Cont.)

•	Neuquén

Loma La Lata—Sierra Barrosa

On December 28, 2000, through Decree No. 1,252/2000, the PEN extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the province of Neuquén and YPF on December 5, 2000. On July 24, 2013, YPF and the province of Neuquén signed an Agreement under which the province of Neuquén agreed to separate a surface area from the Loma La Lata – Sierra Barrosa exploitation concession and incorporate it to the surface area of the Loma Campana exploitation concession and extend the Loma Campana exploitation concession for a term of 22 years until November 11, 2048.

Rincón del Mangrullo

On August 1, 2017, YPF and the province of Neuquén entered into an agreement whereby they agreed the terms for obtaining an unconventional exploitation concession in the Rincón del Mangrullo block (the “Block). On August 11, 2017, through Provincial Decree No. 1,316/2017, the concession was granted YPF until 2052.

Other concessions

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the aforementioned agreement, will expire between 2026 and 2027.

•	Mendoza

In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions (one of which is “La Ventana Area”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

•	Santa Cruz

During November 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

•	Salta

On October 23, 2012, YPF entered into an agreement with the province of Salta (subsequently modified on April 3, 2017) to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms.

•	Chubut

On October 2, 2013, the province of Chubut published the law for the approval of the agreement to extend the exploitation concessions El Tordillo, La Tapera and Puesto Quiroga, for a 30-year period, beginning on the year 2017.

Furthermore, on December 26, 2013, YPF and the province of Chubut signed an Agreement for the extension of the concessions for the exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol Areas. The Agreement was ratified by the Legislature of the province of Chubut on January 17, 2014, and by the Company’s Board of Directors on February 24, 2014; thus complying with the precedent conditions established in the extension Agreement.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33. CONTRACTUAL COMMITMENTS (Cont.)

•	Rio Negro

In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. (companies merged with YPF) entered into a renegotiation Agreement with the Province of Río Negro to extending for 10 years the original term of certain exploitation concessions from the maturity of their original granting terms until 2025, 2026, 2027 y 2036. The Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5,027 dated December 30, 2014.

•	Tierra del Fuego

On December 18, 2013, the Province of Tierra del Fuego and the Company executed agreements of extension of the concessions in such province until 2026 and 2027. On October 10, 2014, laws enacted approving the extension agreements.

On August 25, 2017, YPF signed an extension Agreement with the Province of Tierra del Fuego (hereinafter the “Memorandum of Agreement”) to extend the original term of the concession for the exploitation of hydrocarbons on the Magallanes Area, in the fraction corresponding to the granting jurisdiction of the Province of Tierra del Fuego for a period of 10 years until 2027. The Memorandum of Agreement was ratified by Provincial Decree No. 2,406/2017 dated September 5, 2017 and Provincial Law No. 1,178 enacted on September 19, 2017.

•	National Executive Branch

The PEN by Administrative Decision No. 1/2016, published on January 8, 2016, extended the term of the exploitation concession in the Magallanes area for the National Government’s portion, for a period of 10 years beginning on 2017.

33.b) Project investment agreements

The Group has made agreements with the provinces to obtain exploration and exploitation permits that include commitments to make certain investments and expenses and to maintain the activity levels, among others. The most relevant agreements and their main features are described below.

•	Agreements in relation with the Llancanelo block

On April 18, 2017, YPF entered into a preliminary agreement of non-binding terms and conditions with Patagonia Oil Corp. (“Patagonia”), an affiliate of PentaNova Energy Corp., whereby Patagonia would acquire an 11% participating interest of YPF in the Llancanelo Block, located in the Province of Mendoza, for the total price of US$ 40 million, maintaining YPF a 50% participating interest in such Block. Also, both companies agreed on the main terms and conditions for the development of a heavy crude pilot project in the same Block with a total investment of US $ 54 million during the next 36 months (hereinafter, the “Project”), whereby YPF would be the operator and Patagonia would contribute its expertise in heavy crude oils.

On November 22, 2017, YPF and Alianza Petrolera Argentina S.A., an affiliate of Patagonia and PentaNova Energy Corp (“Alianza”), subscribed the assignment agreement in the terms described above (the “Assignment Agreement”). The investment of the Project corresponding to the participation of YPF would be paid by Alianza as part payment of the price.

On February 11, 2019, YPF and Alianza entered into an agreement under which (i) the Assignment Agreement was terminated; and (ii) Alianza accepted the assignment of its 39% interest in the Llancanelo Block to YPF.

On February 14, 2019, YPF and Alianza initiated the approval process with the authorities of the Province of Mendoza, requesting authorization to execute the assignment by public deed.

On August 13, 2019, by Resolution No. 455/2019 issued by the Ministry of Economy, Infrastructure and Energy, it was resolved to authorize the assignment by Roch S.A. of all its interest in Llancanelo Block to Alianza Petrolera Argentina S.A. Likewise, and bsed on the previous assignmenmt, it authorized Alianza to assign its full interest in such Block to YPF.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33. CONTRACTUAL COMMITMENTS (Cont.)

•	Agreement for the exploitation of the Bajo del Toro Area

On August 25, 2017, YPF entered into a preliminary agreement with Statoil, Holding Netherlands B.V. (“Statoil”), whereby the parties agreed upon the main terms and conditions for exploration and potential joint development in two phases of the Bajo del Toro area (hereinafter the “Area”) located in the Province of Neuquén.

On January 17, 2018, YPF and Statoil entered into the definitive agreements (hereinafter the “Definitive Agreements”) for the exploration and potential joint development of the Area. Such Definitive Agreement implemented the transfer of 50% of the exploration permit on the Area in favor of Statoil. YPF continued to be the operator of the Area and retained the remaining 50% stake in the permit.

Statoil will pay YPF the price of US$ 30 million at the time of compliance with the precedent conditions established in the Definitive Agreements and then, additionally, it will contribute 100% of the costs and investments required by the Work Program and the potential development of the Area up to the sum of US$ 270 million.

Upon completion of the activities corresponding to the first phase of the Work Program, Statoil will have the option to withdraw from the project by returning its share in the permit and the payment of the accrued liabilities through its exit date. In the event that Statoil does not exercise such exit right, once the activities corresponding to the second phase of the Work Program have been completed, it will have the option to leave the project again in the same conditions as described above.

On October 12, 2018, the Province of Neuquén issued Decree No. 1,755/2018, which approved the assignment in favor of Statoil Holding Netherlands B.V. (“Statoil”), fulfilling the precedent conditions. On November 23, 2018, YPF received the aforementioned US$ 30 million.

•	Exploration agreement in the Charagua block (Bolivia)

On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) to begin the exploration work in Charagua, Bolivia, originally signed in January of 2017, was notarized. Moreover, the plan of exploration and exploitation activities in Bolivian territory was presented.

During the month of October 2017, the terms for the assignment in favor of YPFB Chaco S.A. were agreed upon of 40% on the Services Contract subscribed with YPFB for the exploration of the block. On December 20, 2017, YPFB approved the Work Program and Budget for the period 2017-2018 for the Charagua Block. Moreover, the assignment agreement was entered into on January 25, 2018. The formal approval of the Legislative Assembly of the Plurinational State of Bolivia is still pending for it to become effective.

Should the expected commercial discovery be made, a Mixed Economy Company will be created by YPFB, YPF E&P (indirect subsidiary of YPF) and Chaco, with a shareholding of 51%, 29.4% and 19.6%, respectively.

In 2020, the suspension of the deadlines of the first exploratory period was requested due to the COVID-19 health emergency, which was approved by YPFB on January 4, 2021 by DEEA Resolution No.001-2021; extending the expiration of the term to May 26, 2021.

•	Agreement for the exploitation of the Aguada Pichana and Aguada de Castro Areas

On July 17, 2017, the agreements executed on July 13, 2017 between YPF, Pan American Energy LLC (Argentine Branch), Total Austral S.A. (Argentine Branch), Wintershall Energía S.A. and the Province of Neuquén, entered into force by means of Decree No.1,178/2017 of the Provincial Executive Branch, whereby it was agreed: (i) the division of the Aguada Pichana area into two new areas “Aguada Pichana Este” (“APE”) and “Aguada Pichana Oeste” (“APO”); and the granting of two Concessions of Unconventional Exploitation of Hydrocarbons; the Parties committing to carry out a pilot program for the approximate amount of US$ 300 million in APE and for the approximate amount of US$ 150 million in APO; and (ii) the granting of a Concession of Unconventional Exploitation of Hydrocarbons in the Aguada de Castro area (“ACA”); The Parties committed themselves to carry out a pilot program for an approximate amount of US$ 50 million.

Based on the technical-economic results of the pilot programs and the granting of the benefits of the Stimulus Program provided for by MINEM Resolution No. 46-E/2017, the total estimated amount of the investments under the Agreements, including the investments which were already disbursed and those which have been committed, would reach an approximate sum of US$ 1,200 million.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33. CONTRACTUAL COMMITMENTS (Cont.)

The operation in APE is in charge of Total Austral S.A. (Argentine Branch) and the operation in APO and ACA is in charge of Pan American Energy LLC (Argentine Branch).

On November 15, 2017, the JO “Aguada de Castro and Aguada Pichana Oeste” was established, which unified the APO and ACA areas.

The execution of the Agreements implied an exchange of participations in the areas for which YPF received US$ 52.3 million through investment contributions.

Once the Agreements were in full force and the corresponding conditions were fulfilled, the interest of YPF is as follow:

(i)	In the APE area, the interest of YPF is 22.50% (which implied the sale of a 4.77% interest);

(ii)	In the APO area, the interest of YPF is 30% (which implied the sale of a 2.73% interest);

(iii)	In the ACA area, the interest of YPF is 30% (which implied the sale of a 20% interest).

•	Agreement for the development the Bajada de Añelo Area

On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed a preliminary agreement through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of US$ 305.8 million plus VAT, in the Bajada de Añelo area in the province of Neuquén, of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area.

On May 12, 2017, and once the preceding conditions have been fulfilled, YPF and O&G have entered into the Assignment Agreement of 50% of the concession that contemplates the joint development of a work program (the “Work Program”) in two phases with the joint investment mentioned above. During the first phase of the Work Program, which will have a maximum duration of 30 months, O&G will contribute a total of US$ 222.6 million and YPF will contribute US$ 7.4 million. The remaining US$ 75.8 million will be contributed by O&G during the second phase of the Work Program.

On August 18, 2017, Provincial Decree No. 1,360/2017 approved the transfer of YPF’s interest in favor of O&G and the transfer in escrow to YPF. This guarantee will be valid until O&G fulfills all of its obligations under the Assignment Agreement.

Once the first phase of the Work Program has been completed, O&G will have the option to leave the aforementioned program by returning its participating interest in the concession and the payment of accrued liabilities until the exit date. After the total commitments assumed by the Parties have been met at the stage of the Work Program, each of them will contribute 50% of the budget for the development of the area as provided for in the operation agreement. The project pre-development stage is currenty underway and is expected to be completed in 2022.

•	Granting of exploitation concession for Lindero Atravesado block – Neuquén

On July 10, 2015, the Province of Neuquén agreed to award to both partners, Pan American Energy LLC (Sucursal Argentina) and YPF, pro rata in accordance with their respective interests (62.5% and 37.5%, respectively) in the “Lindero Atravesado” joint venture, the right to an Unconventional Hydrocarbons Exploitation Concession for a 35-year term. On July 16, 2015, an agreement in this respect was approved by Decree No. 1,540/2015 of the Province of Neuquén. As a condition to the award of the aforementioned concession rights, concession holders agreed to carry out an Unconventional Tight Gas Pilot program within 4 years, beginning on January 1, 2015, which on December 31, 2019, was finalized, with an investment of US$ 590 million.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste– Narambuena area

During April 2014, YPF and Chevron signed a new project investment agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages and a possible third stage, to be agreed in the future based on the results obtained from the exploration of the area.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33. CONTRACTUAL COMMITMENTS (Cont.)

To this end, the Company and Chevron entered into the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (a) a 50% interest in the Narambuena Exploration Project Area and (b) a 7% legal interest in the Exploitation Concession of Chihuido de la Sierra Negra in Neuquén and Mendoza. However, contractual rights of Chevron are limited to Narambuena Area, as YPF will hold 100% ownership of the conventional production and reserves outside the Project Area and Desfiladero Bayo field. In 2008, the concession of the area was extended until November 14, 2027.

During Phase I and Phase II, CDNC committed to invest US$ 62.7 million and US$ 57.7, respectively. In 2018, the activity that was predicted for Phase I was completed and considered to be concluded, with a total contribution from CDNC of US$ 55.3 million out of the US$ 62.7 million that were commited. On April 2018, Phase II began, with a total contribution from CDNC of US$ 40.49 million as of December 31, 2019. In addition, even though the deadline established for the acceptance of Phase III was December 31, 2020, as of the date of these consolidated financial statements the parties are negotiating a new deadline to such effect.

The Company indirectly holds a 100% interest in the capital stock of CDNC; however, as pursuant to effective contractual agreements, the Company neither exercises CDNC’s relevant financial and operating decision-making rights nor funds its activities, the Company is not exposed to risks and benefits for its interest in CDNC. Therefore, according to IFRS, the Company has valued its interest in CDNC at cost, which is not significant, and has not recorded any income (loss) for the said interest.

•	Agreements for the development of Loma La Lata Norte and Loma Campana areas

On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) subscribed a Project Investment Agreement (the “LC Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The LC Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work in the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana areas.

During September 2013, and upon the fulfillment of certain precedent conditions (which included the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company, some of its subsidiaries and subsidiaries of Chevron successfully completed the pending documents for the settlement of the Investment Project Agreement, which enables the disbursement by Chevron of the remaining US$ 940 million. For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana, and supplementary agreements including the contract for the organization of the JO and the Joint Operating Agreement for the operation of Loma Campana, where YPF participates as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest.

Considering the rights that Chevron could exercise in the future over CHNC to access to the 50% of the concession and supplementary rights, and as a guarantee for such rights and other obligations under the LC Agreement, a pledge over the shares of YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the Loma Campana area operator, the parties have executed a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33. CONTRACTUAL COMMITMENTS (Cont.)

Finally, other supplementary agreements and documents related to the LC Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Decree No. 929/2013 from YPF to CHNC; and (b) certain agreements for the technical assistance of Chevron to YPF.

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, successfully completed the second phase of the LC Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession.

33.c) Contractual commitments

The Group has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the net income for the fiscal year in which they were identified.

In this order, the Group has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Group has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Group is fulfilling the agreed commitments mentioned above. To the extent that the Group does not comply with such agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

The exploratory and investment commitments and expenses until the completion of the most significant concessions amount to 572,631 as of December 31, 2020.

33.d) Operating lease commitments

The main lease agreements to which the Group is a lessee are described in Note 2.b.12.

As of January 1, 2019, the Group has applied IFRS 16 and has recognized rights of-use-assets and lease liabilities, using certain practical exemptions allowed under this standard.

As the Group has implemented the simplified model without restating the comparative figures, the table below shows the information disclosed for fiscal year ended December 31, 2018 under IAS 17, the standard currently in force.

Rental expenses related to operating leases for fiscal year ended December 31, 2018 are detailed below:

2018
Minimum payments	4,988
Contingent installments	7,326

12,314

The minimum payment commitments related to non-cancellable operating leases as of December 31, 2018 are detailed below:

2018
Up to 1 year	12,264
From 1 to 5 years	15,341
From 6th year	2,317

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

33. CONTRACTUAL COMMITMENTS (Cont.)

33.e) Granted guarantees

As of December 31, 2020, YPF has issued bank guarantees for an approximate amount of US$ 8 million and YPF has assumed other commitments for an approximate value of US$ 239 million in relation to compliance with obligations of subsidiaries. Additionally, by the agreement described in Note 33.f, the Company granted as security Argentine Bonds 2029 and 2030 for a nominal value of US$ 290 million and OPESSA granted a security for a value US$ 30 million.

Additionally, see Note 33.b for a description of the Chevron transaction.

33.f) Agreement Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. y Exmar N.V.

On October 19, 2020, the settlement agreement entered into between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As a result of this agreement, the Company will pay a total settlement amount of US$ 150 million, which includes a down payment already made of US$ 22 million and the remaining amount to be paid in 18 monthly installments recognized in “Other liability”, such payments are secured (see Note 33.e). As of the date of issuance of these consolidated financial statements installments paid are in compliance with the agreed payment schedule.

As a consequence of this agreement, the Company recognized a loss of 8,285 in “Other net operating results”.

34. MAIN REGULATIONS AND OTHER

34.a) Hydrocarbon Law

On October 31, 2014, the Argentine Republic BO published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the law are as follows:

a)

Regarding exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

b)

Regarding concessions, 3 types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

c)	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

d)

Regarding royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

e)

The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least US$ 250 million, increasing the benefits for other type of projects.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

f)	Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the SE exist.

34.b) Hydrocarbon Sovereignty Regime – Decree No. 1,277/2012

On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree established: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company.

Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that will govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow the production costs attributable to the activity to be covered and a reasonable margin of profit to be attained.

Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319 or the nullity or expiration of the concessions or permits. Moreover, the mentioned decree abrogates the dispositions of the Decrees No. 1,055/1989, 1,212/1989 and 1,589/1989 which established, among other matters, the right to the free disposition of hydrocarbon production.

On December 29, 2015, the PEN issued Decree No. 272/2015, resolving for the dissolution of the Commission and its Regulations, and also providing that the powers vested in the Commission were to be exercised by the MINEM.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

34.c) Investment Promotion Regime for the Exploitation of Hydrocarbons—Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Inclusion in the Promotional Regime may be applied for by subjects registered with the Hydrocarbon Investments National Register and holding hydrocarbon exploration permits and/or exploitation concessions and/or any third party associated and together with, such holders, provided they file with the Strategic Planning and Coordination Commission of the Hydrocarbon Investments Nation Plan created by Decree No. 1,277/2012 a “Hydrocarbon Exploitation Investment Project” entailing a direct investment in foreign currency of at least US$ 1,000 million, computed as of the filing of the Hydrocarbon Exploitation Investment Project to be invested during the first 5 years of the Project (this amount was amended by the subsequent Law No. 27,007 to US$ 250 million). Among the benefits to subjects comprised by the Promotional Regime, the following are highlighted: i) they will be entitled, subject to the terms of Law No. 17,319 and from the fifth successive year of actual execution of their respective “Hydrocarbon Exploitation Investment Projects”, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said Projects, with a 0% rate for export duties, should these be otherwise applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from export of the hydrocarbons mentioned in the preceding item, provided that the approved “Hydrocarbon Exploitation Investment Project” implies the entry of foreign currency to the Argentine market of at least US$ 1,000 million (this amount was amended by the subsequent Law No. 27,007 to US$ 250 million) and as mentioned hereinabove; iii) it is provided that, during periods where national production is not enough to meet domestic supply needs under the terms of section 6 of Law No. 17,319, subjects included in the Promotional Regime will be entitled, as of the fifth year beginning from the approval and execution of their respective projects, to obtain, a percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above, an export price of not less than the reference export price, for whose determination the incidence of export duties otherwise applicable will not be computed.

In addition, the Decree creates the figure of “Unconventional Hydrocarbon Exploitation”, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied in fields located in shale gas or shale oil, tight sands, tight gas and tight oil, and coal bed methane geological rock formations and/or characterized, generally, by the presence of low permeability rocks. In connection therewith, it has been provided that subjects holding hydrocarbon exploration permits and/or exploitation concessions included in the Promotional Regime will be entitled to apply for an “Unconventional Hydrocarbon Exploitation Concession”. In addition, holders of “Unconventional Hydrocarbon Exploitation Concessions” who in turn are holders of an adjacent pre-existing exploitation concession, may apply for the merging of both areas into a sole unconventional area, provided that due evidence is given of the geological continuity of the relevant areas.

34.d) Withholding rates of hydrocarbon exports

On September 4, 2018, Decree No. 793/2018 was published in the BO establishing, until December 31, 2020, an export duty of 12% on all goods under the tariff items of the Mercosur Common Nomenclature (“NCM”). This export duty was capped at 4 Pesos per dollar of the taxable amount or official FOB price, as applicable. For goods other than primary products, the cap was 3 Pesos per dollar of the taxable amount or official FOB price, as applicable.

On December 23, 2019, Law No. 27,541 on Social Solidarity and Production Reactivation, was published in the BO, which introduced amendments to Decree No. 793/2018. See Note 34.j and Decree No. 488/2020 in Note 34.e.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

34.e) Liquid hydrocarbons regulatory requirements

SE Resolution No. 1,679/2004 reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wish to export diesel or crude oil register such transaction and demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, SE Resolution No. 1,338/2006 added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. SE Resolution No. 715/2007 empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate for exports of products included under the regime of Resolution No. 1,679/2004; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/2002.

In addition, certain regulations establish that exports are subordinate to supplying the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at minimum should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The aforementioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule No.168/2004 requires companies intending to export LPG to first obtain an authorization from the SE by demonstrating that local demand was satisfied or that an offer to sell LPG in the local market has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

Decree No. 1,189/2012 of the PEN , dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

•	Agreements of local crude oil and fuel prices

In January 2017, oil producers and refiners reached an agreement for the transition to international prices of the Argentine hydrocarbon industry, which established proposed prices for the commercialization of crude oil on the domestic market in order to achieve parity with international markets during the course of 2017. Notwithstanding the foregoing, the agreement provided for the power of either party to abandon the agreement during its term, which was also subject to compliance with certain variables such as the exchange rate or price of Brent crude oil within certain established parameters. During the last quarter of 2017, the price agreement was suspended because it considered this suspension in case the average international price of 10 days exceeds the local price, but it also states that it may be restored if the average price of Brent crude is positioned below the local price for more than 10 days.

Since then, the market players –producers and refiners– began to freely agree on domestic crude oil prices, generally valid on a calendar-month basis and linked to the Brent international benchmark, while maintaining limits on the exchange rate. Peso/US$ and Brent’s own value, depending on the capacity to transfer its price (expressed in US$/Bbl) to the prices of the products obtained from it –basically fuels (expressed in Peso/unit)– for their market sale.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

However, and in light of the domestic macroeconomic situation, which presented a the substantial increase in crude oil price and the short-term exchange rate, among other factors in place at the time, on May 8, 2018, the MINEM and the refining companies (among them, YPF) entered into a price stability agreement with a compensatory account, whereby the refining companies undertook the commitment not to modify fuel prices (net of taxes) in force as of such date during the months of May and June, in order to benefit the general economic interest, which, in turn, would have potential effects on the Company.

Moreover, the agreement included the creation of a compensatory account which incorporated the distortion in prices in terms of international reference prices accrued as of the date of the agreement, together with the adjustments resulting from additional cost variations (crude oil, exchange rate and biofuel price) which would not be transferred to prices during the months of May and June. The agreement set forth that such compensatory account would be transferred to the market through price increases during the second semester or, otherwise, the MINEM undertook the commitment to find mechanisms so that the refining companies may recover such difference.

On June 1, 2018, the MINEM and the refining companies (among them YPF) entered into a supplementary agreement that considered establishing a Brent reference price for crude oil purchases among refining and producing companies for the months of May (66 US$/bbl), June (67 US$/bbl) and July (68 US$/bbl), 2018, and an increase in final prices of gasolines and diesel of up to 5% and 4.5%, respectively, beginning on June 2, 2018, which included the variation in the liquid fuel tax, the carbon dioxide tax and the prices of biofuel prevailing from that date. Additionally, an increase in an amount of up to 3% in the consumer prices of fuels, net of any variation in taxes, was expected to take place during the month of July.

On June 29, 2018, in face of the volatility and significant change in the variables that were the basis for the agreements above mentioned, YPF informed the MINEM on the decision to implement as of July 1, 2018, the applicable commercial policies according to the changes in the variables stated above, both for determination of sales prices of its products and of those for the purchase of crude oil, in accordance with the evolution of the general business environment and the evolution of customers in particular, consistent with the regulatory framework and current provisions. Consequently, the aforementioned agreements have ceased to be in force for YPF as of June 30, 2018; however, the Company has submitted the resulting amounts in the compensatory account to the relevant authorities, which represent contingent rights.

On December 6, 2018, YPF requested the SGE to set the guidelines for the implementation of the mechanism to recover the costs not transferred to fuel prices for the period contemplated under the Agreement, having received no response to the date of issuance of these consolidated financial statements.

On August 15, 2019, the PEN passed Decree No. 566/2019, which was later amended by Decree No. 601/2019 issued on August 30, 2019, and subsequently by SGE Resolution No. 557/2019 dated September 18, 2019, which established that: i) until November 13, 2019 deliveries of crude oil made in the domestic market must be billed and paid at the price agreed between producers and refiners as of August 9, 2019, applying for this purpose an exchange rate of $49.30/US$, equal to a 5.58% increase over the current reference price and a Brent reference price of US$ 59/bbl; and ii) until the same date, the maximum price of all kinds of gasoline and diesel sold by refining companies and/or wholesalers and/or retailers, for the supply of fuel through fuel pumps at service stations may be increased by up to 4% compared to the prices in effect as of August 9, 2019.

Also, on November 1, 2019 SGE Resolution No. 688/2019 was published in the BO, modifying Decree No. 601/2019 and SGE Resolution No. 557/2019, and establishing that: i) during the effective term of Decree No. 601/2019, crude oil deliveries made in the domestic market must be billed and paid at the price agreed between producing and refining companies as of August 9, 2019, applying a reference exchange rate of $51.77/US$, equal to a 5% increase over the reference price established in SGE Resolution No. 557/2019, and a Brent reference price of US$ 59/bbl; and (ii) from November 1, 2019 and during the effective term of Decree No. 601/2019, the prices of all kinds of gasolines and diesel sold by refining companies and/or wholesalers and/or retailers, for the supply of fuel through fuel pumps at service stations may be increased by up to 5% compared to the prices in effect as of September 20, 2019.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

•	Decree No. 488/2020 – Determination of prices for billing crude oil deliveries in the domestic market

On May 19, 2020, Decree No. 488/2020 issued by the PEN (the “Decree”) was published in the BO, establishing that crude oil deliveries made in the domestic market must be invoiced by producing companies and paid by refining and trading companies, taking the Medanito crude oil type price of US$ 45/Bbl as a reference, until December 31, 2020. This price will be adjusted for each crude type by quality and loading port using the same reference in accordance with ordinary practices. Such price will be applicable to payment of hydrocarbon royalties in compliance with section 59 of Law No. 17,319. If, during the effective term of the Decree, the price of the “ICE BRENT FIRST LINE” rises above US$ 45/Bbl for 10 consecutive days, considering to such end the average of the last 5 market rates published by “PLATTS CRUDE MARKETWIRE” under the heading “Futures”, the price-related provisions will be left with no effect.

In addition, the Decree provides that during the effective term, the producing companies are bound to maintain the activity and/or production levels registered during 2019, taking into consideration the current demand shrinkage of crude oil and its by-products, both in the domestic and international markets, caused by the COVID-19 pandemic, and always within the adequate and economic operation parameters set forth in section 31 of Law No. 17,319. Producing companies must apply an identical criteria in relation to sustaining effective contracts with regional service companies and maintaining the same workforce they had as of December 31, 2019, which shall be carried out within a consensual framework together with workers’ organizations in order to jointly achieve working arrangements that improve efficiency, technology and production, in compliance with the best national and international practices in the hydrocarbon activity.

The SE will verify that producing companies meet the Annual Investment Plan (Section 12 Annex to Decree No. 1,277/12) and will apply, if appropriate, the sanctions provided for in section 29 of such Annex.

Separately, the Decree established that refining and trading companies must purchase their total crude oil demand to local producing companies. For integrated companies, the Decree stipulated that, should they need to buy crude oil in excess of their own and their associates’ production, such purchases will be made based on similar parameters to those used in 2019. Integrated and refining companies, as well as trading companies will not be able to import products that are available for sale in the domestic market and/or for which there is effective local processing capacity.

Regarding tax increases on liquid fuels and carbon dioxide stipulated under section 7 of Annex to Decree No. 501/2018, and which correspond to adjustments for the first and second quarter of 2020, they will be applicable to unleaded gasoline, virgin naphtha and diesel from October 1, 2020.

The Decree also established that hydrocarbons (under the tariff items of the Mercosur Common Nomenclature (“NCM”) outlined in its Annex) will pay export duties under a scheme that contemplates the price of the “ICE BRENT FIRST LINE” barrel (International Price). Such export duty rate will be 0% when the International Price equal or lower than US$ 45/Bbl, will range from 0.5% to 8% when the International Price is between US$ 45/Bbl and US$ 60/Bbl, and will be 8% when the International Price is equal or higher than US$ 60/Bbl.

The SE may simplify the Operation of the Registry of Export Transactions for low-demand products in the domestic market if export requests should significantly increase. It may also request assistance from the Secretariat of Domestic Commerce and any other competent body, city mayors and all municipalities of the country, to monitor compliance with the maximum prices for the sale of LNG bottles of 10, 12 and 15 kilograms.

On August 28, 2020, more than ten consecutive days were completed in which the average price of Brent exceeded US$ 45/bbl, leaving the provisions related to the price of Decree No. 488/2020 without effect.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

Thus, beginning on such date, producers and refiners negotiate prices taking international oil prices as reference. As of the date of issuance of these consolidated financial statements, the Argentine Government has not issued any additional regulation in relation to the price of crude oil in the domestic market.

34.f) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

ENARGAS Resolution No. 1,410/2010

On October 4, 2010, the BO published ENARGAS Resolution No. 1,410/2010 that approved the “Supplementary Procedure for Gas Requests, Confirmations and Control” which set out new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing regulations to the producers’ availability of natural gas. By virtue of these procedures, distributors were authorized to request all the natural gas necessary to cover the Priority Demand (natural gas demand from distributors exclusively for consumer groups which, under the regulations in force, should be supplied with this fluid by providers (residential users, and general service users P1, P2 and P3 Group III), even in the case of natural gas volumes that exceed those that the SE would have allocated by virtue of the Agreement with the natural gas producers ratified by the Resolution No. 599/2007. The Company’s appeal against Resolution No. 1,410/2010 was rejected.

MINEM Resolution No. 89/2016—ENARGAS Resolution No. 3,833/2016 – ENARGAS Resolution No. 4,502/2017 – ENARGAS Resolution No. 59/2018 – ENARGAS Resolution No. 124/2018 – ENARGAS Resolution No. 302/2018

On June 1, 2016, the MINEM published Resolution No. 89 whereby:

a)

ENARGAS was instructed to develop a procedure that modifies and supplements the one established in ENARGAS Resolutions No. 716/1998 and No. 1,410/2010 and establishes daily operation conditions of the Transportation and Distribution Systems.

b)

The volumes that may be requested by the Distributors were made available in order to supply the Priority and Fixed Demand that, in case of contracting with a natural gas producer, will reduce the requirement of natural gas to said producer as set forth in Resolution 1,410/2010 to the extent of the contracted volume.

According to this Resolution, ENARGAS Resolution No. 3,833/2016 was issued on June 5, 2016, which approves the “Supplementary Procedure for Gas Requests, Confirmations and Control”.

The purpose of the Procedure is to establish the transition mechanism and application criteria for the administration of the natural gas dispatch to preserve the operation of the transportation and distribution systems giving priority to the consumption of the Priority Demand in cases of supply crisis and/or emergencies which may put at risk the normal provision of the natural gas public service or which may affect the provision of another public service.

The Procedure establishes that each day the Distribution Service Providers will request in the programming computer systems of the Transport Companies for the operational day n + 1, with first priority, the natural gas necessary to supply the Priority Demand, based on their consumption estimate and in accordance with the contracted transport capacity and its supply agreements.

The confirmation of natural gas in the TSEP for Priority Demand will have priority over other segments. The confirmation of gas for segments other than the Priority Demand will maintain the confirmation priority established by the Producer in the respective contracts with direct consumers (or Marketers), which will be informed to Transportation and Distribution Service Providers.

The transportation nomination of each Distribution Service Provider will give priority to the supply of their Priority Demand over any other user of that Provider.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

The Providers of the Transportation and Distribution Service that verify that the transportation capacity is not sufficient to supply the Priority Demand must summon the Emergency Committee, chaired by the president of ENERGAS, who will procure the means to allocate the volumes in the emergency situation.

On June 6, 2017 ENARGAS Resolution No 4,502/2017 was issued which approved the Procedure for the Administration of the office in the Emergency Executive Committee (“EEC”), modifying the procedure for the delivery request and gas confirmations which were approved by ENARGAS Resolution No. 3,833/2016 and provided for measures and criteria to be adopted in a supply crisis of the Priority Demand for Natural Gas declared by the Transportation Companies, Distribution Companies or the ENARGAS.

Among such measures, it was provided that the EEC or (if the EEC disagrees to it) the ENARGAS, will define the way in which the Priority Demand will be supplied considering the quantities of natural gas available in each basin for each producer and discounting the amounts contracted to supply the Priority Demand.

On May 18, 2018 ENARGAS Resolution No. 59/2018 was published, approving the Temporary Procedure for Shipment Management in the EEC, effective until the end of winter 2018. The EEC will be composed of at least one representative of the Transporters, the Providers and each carrier which, due to their geographical location and their respective demand have or may have incidence to resolve the situation. It will be chaired by a representative of the relevant Transportation Company and the decisions agreed in the EEC will be mandatory for all Active Subjects of the Gas Industry.

On June 29, 2018, ENARGAS Resolution No. 124/2018 was published in the BO which (i) approves the amended and restated internal regulations for dispatch centers beginning on June 30, 2018; (ii) derogates ENARGAS Resolutions No. 1,410/2010, 3,833/2016 and 4,502/2017 to the extent they are contrary to and/or incompatible with the amended and restated text of the aforementioned regulations; (iii) sets forth its presumption that there are no observations by ENARGAS to the proposed rescheduling made by the Transportation companies if there is no communication to the contrary within 1 hour after it has been requested; and (iv) sets forth that the Temporary Procedure for Shipment Management in the EEC shall be applicable during the winter of 2018.

On October 18, 2018 ENARGAS Resolution No. 302/2018 was published, which, considering that not all of the gas supply contracts for the Priority Demand between Producers and Distribution Licensees had been executed, extended the effective term of ENARGAS Resolution No. 59/2018 for 180 calendar days from October 1, 2018.

ENARGAS Resolution No. 215/2019, published on April 16, 2019, extends the effective term of ENARGAS Resolution No. 59/2018 for an additional period of 180 calendar days counted from the expiry of the term set forth in ENARGAS Resolution No. 302/2018 for considering that the reasons that led to the resolution still persist.

On October 21, 2019, ENARGAS Resolution No. 656/2019 was published in the BO, which extended the effective term of ENARGAS Resolution No 59/2018 until April 30, 2020 (included).

On May 5, 2020, ENARGAS Resolution No. 39/2020 was published in the BO, extending the effective period of ENARGAS Resolution No. 59/2018 (which established the temporary procedure for shipment management in the Emergency Executive Committee) to September 30, 2020, included.

On October 5, 2020, ENARGAS Resolution No. 305/2020 was published in the BO, extending the effective term of ENARGAS Resolution No. 59/2018 to September 30, 2021.

Terms and Conditions for the Distribution of Natural Gas through Networks

Under the energy sector normalization process, the MINEM called on natural gas producers (including YPF) and ENARSA to establish the basic conditions that will constitute the framework for the supply agreements to be executed for Natural Gas distribution as of January 1, 2018. In the meeting, MINEM informed that given the expiration of the extension period established in Law No. 27,200 regarding the public emergency that began in 2002, Law No. 24,076 regained effectiveness, which sets forth that the price of natural gas supply agreements will be the price resulting from the free interaction of supply and demand.

In this context, on November 29, 2017, natural gas producers (including YPF) and ENARSA, at the request of the MINEM, subscribed the “Terms and Conditions for the Provision of Natural Gas to Gas Distributors through Networks” (the “Terms and Conditions”).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

The Terms and Conditions establish the basic guidelines to assure the adequate supply of natural gas to the Distributors, and consequently to residential and commercial final consumers. Moreover, they establish the continuity of the gradual and progressive path of reduction of subsidies, all within the framework of the process of normalization of the natural gas market, which occurs within the period of validity of such Terms and Conditions until December 31, 2019 considered as the “transition period” until the normalization indicated above.

The guidelines established in the Terms and Conditions include, among others, the recognition of the right to transfer to the gas tariff the cost of gas acquisition paid by users and consumers; establishes the available volumes that each producer and each basin must make available daily to the distributors for each month, who may express their lack of interest before a certain date set forth in the Terms and Conditions; establishes penalties for non-compliance for any of the parties regarding their obligation to deliver or take gas; establishes gas prices for each basin for the next two years, in dollars, the parties being able to set prices lower than those established under the applicable free negotiations; establishes payment guidelines for the purchases made by the Distributors to producers; ENARSA assumes the obligation to supply the demand corresponding to areas reached by the subsidies of residential gas consumption contemplated in article 75 of Law No. 25,565 (corresponding to the areas of lower price of residential gas charged to users and consumers), during the period of transition.

The Terms and Conditions constitute the terms and conditions to consider in the negotiations of their respective individual agreements, without this being construed as an obligation. Additionally, the Terms and Conditions establish guidelines for early termination in the event of non-compliance by the parties.

As a consequence of the exchange rate variation that took place on April 2018, and the decision of distributors to pay the price of gas based on the implicit exchange rate indicated on the tariff scheme approved for the winter period 2018 (lower than the price that had to be applied pursuant to the Terms and Conditions and the individual agreements executed), natural gas producing and distribution companies began a renegotiation process for the special agreements executed pursuant to the Terms and Conditions, with prices denominated in dollars. The renegotiation process resulted in a reduction in the price of gas to be applied to the period October – December 2018, with no agreement being reached in relation to the exchange rate differences to be contemplated.

On October 5, 2018, Resolution No. 20/2018 was published, establishing that in relation to differences between the price of gas provided in the contracts and the price of gas recognized in the final tariffs of distribution companies, valued for the quantity of gas purchased from April 1 to September 30, 2018, the ENARGAS would instruct distribution companies to recover the credit in favor of producers on a separate line in the invoice to be issued to its users, in 24 installments from January 1, 2019. However, SGE Resolution No. 20/2018 was later repealed by Resolution No. 41/2018 published on October 16, 2018, alleging opportunity issues for such implementation.

On November 16, 2018, by Decree No. 1,053/2018, published in the BO, the Argentine Government decided to assume the payment of the accumulated daily differences on a monthly basis between the price of gas purchased by Distributors and the price of natural gas included in tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated due to exchange rate variations and corresponding to the natural gas volumes delivered in that same period. The conditions are as follows: (i) 30 monthly consecutive installments beginning on October 1, 2019, which will be determined using the BNA effective interest rate for 30-day deposits in Argentine currency (“electronic board”), (ii) the installments will be collected by Distributors, which will immediately pay the Producers, amd (iii) distributors and Producers must adhere to the system and expressly waive any action or complaint.

Additionally, Decree No. 1,053/2018 established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations during each seasonal period shall never be transferred to natural gas full-service users.

On February 12, 2019, ENARGAS Resolution No. 72/2019 published in the BO, approved the methodology for transferring the gas price to tariffs and the general procedure to calculate the accumulated daily differences, applicable from April 1, 2019, which established, among other aspects, that for the purpose of transferring the gas price agreed in dollars to tariffs, the ENARGAS will define the exchange rate to be considered for the conversion into Pesos based on the average selling exchange rate of the BNA (foreign currencies) effective between the 1st and 15th day of the month immediately preceding the beginning of each seasonal period, or the exchange rates established in the contracts should the rates contemplated therein be lower.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

SGE Resolution No. 32/2019, published on February 11, 2019, approved the price auction mechanism for the provision of natural gas on a firm basis to meet the demand of full service users of the Distribution public utility service for the days of February 14, 2019 (for Neuquina, San Jorge Gulf, Santa Cruz Sur and Tierra del Fuego basins) and February 15, 2019 (for the Noroeste basin). SGE Resolution No. 32/2019 also approved the applicable price bidding model and instructed Mercado Electrónico de Gas Sociedad Anónima (“MEGSA”) to issue the supplementary rules required to organize and implement the approved bidding mechanism. Price auctions were carried out at MEGSA on the aforementioned scheduled dates and, based on the results obtained, YPF proceeded to implement the contracts for the volumes awarded in relation to the participating distribution licensees corresponding to fiscal year April 2019-March 2020.

On August 20, 2019, ENARGAS Resolution No. 466/2019 was published, which approved the Methodology for the determination of the net amount of accumulated daily differences referred to in article 7 of Decree No. 1,053/2018, approving the adhesion application model by setting a submission deadline no later than September 15, 2019 and established that simultaneously with the adhesion application, natural gas distributors and their suppliers must present and exhibit to ENARGAS the instruments restructuring their commercial relationship in accordance with the terms of Decree No. 1,053/2018, that partial and/or conditional adhesion applications will not be accepted, and that distributors, once the corresponding monthly payment has been received from the National Government, shall use the total amount received to make payments to natural gas Suppliers adhered to the Regime within a maximum term of 5 days. The Resolution established, as a general rule, that the Methodology of reallocation on tariffs of the price of gas and the General Procedure to calculate the Daily Accumulated Differences approved by ENARGAS Resolution No. 72/2019 will be applied.

On September 10, 2019, YPF filed an administrative appeal against Resolution No. 466/2019 basically challenging the approved volume determination methodology, insofar as it orders the calculation of volumes without considering the total amount actually delivered at the TSEP by natural gas suppliers, but based on the simulation of the optimal dispatch and the discount of the volume of retained gas and UNG.

ENARGAS Resolution No. 554/2019, published on September 16, 2019, extended the deadline to adhere to the regime established in article 7 of Decree 1,053/2018 until October 15, 2019. Subsequently ENARGAS Resolution No. 636/2019 published on October 11, 2019, postponed the deadline to adhere to the regime and established that the failure to submit the instruments in which the parties restructure their commercial relationship in accordance to the provisions set forth in Decree No. 1,053/2018 will not be an impediment to present the adhesion to the aforementioned regime.

On October 25, 2019, YPF submitted the Application to Adhere to the regime established in article 7 of Decree No. 1,053/2018 and regulated by ENARGAS Resolution No. 466/2019, which implies accepting such regime unconditionally and waiving all kind of administrative, arbitration or judicial claims against the National Government, and therefore, the appeal filed by YPF against ENARGAS Resolution No. 466/2019 was automatically withdrawn.

At the same time, YPF notified distributors that it had applied for the accession to the regime and that such application could not be interpreted as a cancellation of the volumes and/or concepts in relation to YPF’s natural gas injections, from April 1, 2018 to March 31, 2019, which had not been assumed by the National Government (IVA, volume differences for optimal dispatch, UNG and/or retained gas and exchange rate differences arising from non-payment within the contractual terms).

On November 14, 2019 ENARGAS Resolution No. 735/2019 was published in the BO, which approved the net amount in Pesos corresponding to the daily accumulated differences due to exchange rate variations pursuant to Section 7 of Decree No. 1,053/2018.

In December 2019, after receiving from the SGE the transfer of the first the 30 installments contemplated under the regime, the Distributors paid such installment to YPF, which has maintained the reserves for the items and amounts not assumed by the National Government under the regime.

On March 25, 2020, Decree No. 311/2020 was published in the BO, which blocks interruption of services due to non- payment or late payment for a period of 180 days to certain residential users and non-residential users, which includes gas distribution providers through networks.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

On April 10, 2020, the SE instructed companies producing natural gas to renew, until the expiration date of the period established in section 5 of Law No. 27,541, in the same terms and conditions, the validity of all supply agreements (inside and outside the transportation system) and all natural gas purchase agreements, whose expiration has operated or operates in the period between March 31, 2020 and the expiration date of the period established in the aforementioned section 5, having to adopt the pertinent precautions to proceed with their formalization.

On April 14, 2020, YPF sent a Note to the SE stating: (i) the debt situation of the Distributors, IEASA and CAMMESA that requires their urgent regularization; (ii) the difficult situation the production sector is going through since 2018 when the variation in the price of natural gas purchased by the Distributors was found not to be transferred to tariffs, aggravated since 2019 by the delay of the Argentine Government in the update of the exchange rate along with the lack of payment of the commitments and subsidies, among others; (iii) its intention to promote the extension of contracts until the end of the period established in section 5 of Law No. 27,541, subject to the modality established in each case and depending on the availability of YPF’s gas, without implying consent to the Note and making reservation of rights.

On April 20, 2020, YPF sent an extension proposal to the Distributors, which were mostly accepted.

On April 27, 2020 the ENARGAS Resolution No. 27/2020 was published in the BO, repealing ENARGAS Resolution No. 72/2019 which approved the “Methodology for Transferring the Gas Price to Tariffs and the General Procedure for Calculating Accumulated Daily Differences” that set forth the criteria that ENARGAS would apply to determine the transfer the price of gas to tariffs at the TSEP, and established that, in principle, the obligation of the distribution licensees to make reasonable efforts to obtain the best conditions and prices in their gas purchase transactions for their eventual transfer to tariffs, might be deemed complied with if such contracts resulted from a public bidding process within the scope of MEGSA, and provided they complied with section 8 of Decree No. 1053/2018, that is, that in no case could the highest cost caused by changes in the exchange rate occurring during each seasonal period be transferred to users who receive full service.

On June 19, 2020, the DNU No. 543/2020 was published in the BO, extending the term established in section 5 of Law No. 27,541 (that provided for the non-adjustment of gas and electricity rates) from its expiration and for an additional term of 180 calendar days, and replacing the first paragraph of section 1 of Decree No. 311/2020, establishing that companies providing electricity, gas, running water, fixed or mobile telephone and Internet and cable TV services, either by radioelectric or satellite link, may not interrupt or disconnect the respective services to users listed in section 3 of such Decree, in case of delay or lack of payment of 6 consecutive or alternate bills, due as from March 1, 2020, including users with disconnection notice in course.

Likewise, on June 19, 2020, and based on DNU No. 543/2020, the SE instructed producer companies to renew gas supply agreements with distribution companies until the expiration of the new term established by Decree No. 543/2020. YPF agreed to monthly extend the term with the distribution companies until December 1, 2020.

On September 20, 2020, DNU No. 756/2020 was published in the BO, extending the effective term of the prohibition to interrupt services to utility companies until December 31, 2020 in case of delay or lack of payment of up to 7 consecutive or alternate bills, due as from March 1, 2020.

Decree No. 1053/2018

Decree No. 1053/2018, issued by the PEN under Section 99 subsection 3 of the Argentine Constitution (Need and Urgency Decree) is effective from its publication date, and its approval by the Argentine Congress is regulated by Law No. 26,122, which requires the Standing Bicameral Committee to decide on the validity or invalidity of the Decree and submit a plenary opinion of both Congress Chambers for its express treatment, and establishes that need and urgency decrees will be considered to be repealed if they are rejected by both Chambers.

On July 14, 2020, the Standing Bicameral Committee issued its opinion declaring Decree No. 1053/2018 invalid and submitted such opinion to both Chambers for their final decision on the matter. On July 23, 2020, the Chamber of Senators approved the opinion of the Standing Bicameral Committee which declared the nullity of Decree No. 1053/2018, without the Chamber of Deputies having issued a decision.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHERS (Cont.)

Even though the SE had approved, on June 17, 2020, transfers to Distributors of the amounts corresponding to installments No. 2 to No. 7 under the scheme (corresponding to the Payment of the daily accumulated differences between the value of gas purchased by providers of the distribution service of natural gas through networks and the value of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated by exchange rate variations and corresponding to natural gas volumes delivered in the same period), such transfers were never made. Even though YPF´s rights have not been affected, the aforementioned impacted on the recoverability of the financial asset subject to the measure, as defined under IFRS. Therefore, YPF recorded an impairment charge of these receivables as of December 31, 2020, which amounted to 8,861.

On December 14, 2020, Law No. 27,591 was published in the BO, approving the budget for fiscal year 2021 and repealing Decree No. 1.053/2018. YPF is analyzing possible actions to be taken to defend its rights.

•	New natural gas exports

The Decree No. 893/2016, dated July 25, 2016, determined that the MINEM is empowered to regulate the awarding of export permits for the following purposes: (i) provide assistance in natural gas emergency cases from foreign countries; and (ii) replace the natural restrictions of local transportation through the use of external transportation infrastructure to facilitate natural gas transportation within the Argentine market and allow an increase in local production.

On January 8, 2017, the export duties on hydrocarbon exports established by Law No. 26,732 ceased to be applicable. Thereafter, there are no export duties on natural gas exports.

On January 13, 2017, MINEM Resolution No. 8/2017 was published, which regulated Decree No. 893/2016, and established a special procedure for granting natural gas export permits subject to re-import commitments. The resolution is applicable for two types of exports; (i) those aimed at providing assistance in emergency cases (“Exports for Assistance”); and (ii) Exports required to make up for internal transport restrictions in order to allow both the use of infrastructure from neighboring countries to facilitate natural gas transportation to Argentine domestic market and the increase of domestic production (“Exports for Transportation Restriction”). The beneficiaries of both types of permits will be liable for the damages that might be caused to the Argentine natural gas supply system in the event of non-compliance with their re-import obligations as and when agreed and the costs of the import that the National Government must make to replace the exported gas which was not re-entered, with a penalty of 50% of such costs. Such permits would be extended for a maximum period of 2 years and will be subject to a possible termination if the public interest makes it advisable for the domestic market offer in accordance with MINEM criteria.

On November 27, 2017, Decree No. 962/2017 was published which, among other aspects, modifies article 3 of the Regulatory Decree of the Law No. 24,076, establishing the following principles for export authorizations: 1) that the authorizations will be issued by the MINEM once the applications have been evaluated; 2) the export agreements that involve the construction of new facilities and / or new connections to the gas pipelines, or the use of any of the existing systems, or other transportation alternatives, will be approved by the MINEM with the intervention of ENARGAS; 3) the authorizations issued by the MINEM may provide for the export of surplus gas up to the amounts established therein, provided they are subject to interruption when there are internal supply problems. In such case, we would not be required to obtain the approval for each export of surplus amounts; instead, we would only be required to submit to the ENARGAS, for informative purposes only, the respective agreement which allows us to interrupt deliveries without any penalties.

The modifications introduced by Decree No. 962/2017 do not modify the regime of temporary export permits, provided for in Decree No. 893/2016.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

On August 22, 2018, MINEM Resolution No. 104/2018, later modified by SGE Resolution No. 9/2018, was published in the BO, which: i) established a new Procedure to Obtain Natural Gas Export Licenses; ii) abrogated Resolution No. 299/1998 issued by the former Secretariat of Energy, as amended, and established that export licenses granted under the repealed regulation would be subject to the Procedure to Obtain Natural Gas Export Licenses; iii) abrogated Resolution No. 131/2001 issued by the former Secretariat of Energy and Mining, and its amendments; iv) abrogated Resolution No. 265/2004 issued by the former Secretariat of Energy and Mining, and its amendments, v) abrogated Resolution No. 883/2005 issued by the former Secretariat of Energy, as amended; vi) abrogated Resolution No. 8/2017 issued by the former MINEM, as amended; and vii) delegated to SRH the tasks related to this new Procedure.

Resolution No. 104/2018 provided that in the case of export requests from a project included in MINEN Resolution No. 46-E/2017 (Unconventional Gas Production Stimulus Program), the quantities of gas would not be computed as part of and/or within the Production Included (according to definition established in MINEM Resolution 46-E/2017) under the mentioned Program.

On September 4, 2018, Decree No. 793/2018 was published in the BO imposing export duties on various goods, including natural gas. This decree set forth a 12% export duty on natural gas exports, which may not exceed 4 Pesos per each dollar of the taxable amount or official FOB price, as applicable. See Note 34.d.

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the Year 2019 was published. Sections 81 and 82 thereof respectively establish i) that the PEN may fix export duties until December 31, 2020 which rate may not exceed 30% of the taxable value or the official FOB price, with a maximum limit of 12 % for those goods that were not subject to export duties as of September 2, 2018 or that were taxed with a 0% rate as of that date, and ii) that Decree No. 793/2018 continues in full force and effect.

On June 26, 2019, SGE Resolution No. 417/2019 was published, which replaces of the Procedure to Obtain Natural Gas Export Licenses approved by Resolution No.104/2018, which ordered the UHaF to regulate replacement mechanisms of energy applicable to firm exports and develop an operating procedure in the event that the security of internal supply is at risk, and empowers the UHaF to grant export permits by issuing the relevant certificate. The most substantial modifications are the following: i) the classification of authorizations was modified, establishing the following: firm, interruptible, operational exchanges and assistance agreements; ii) the process to obtain licenses is simplified by enabling digital processes through the platform known as “Trámites a Distancia” (Platform for Remote Processes) and iii) it is expected that the amounts of natural gas from projects included in the “Stimulus Program for Investments in Natural Gas Developments from Non-Conventional Reservoirs” will be deducted from the total production of the respective project prior to the determination of the volumes computed as part of the Included Production.

On August 21, 2019, UHaF Resolution No. 168/2019 was published, which approved the terms and conditions of the regime for natural gas exports on a firm basis applicable to the period between September 15, 2019 and May 15, 2020, sets forth a maximum volume of natural gas that may be exported to Chile on a firm basis of 10,000,000 m3/d (divided into 3 export zones, Northwest, Central-West and South, each of them with a maximum volume of 1,000,000, 6,500,000 and 2,500,000 m3/d, respectively), established that applications may be submitted until September 6, 2019 and provided that for the allocation of volumes to be exported, a performance index will be set up by area and per applicant and application, consisting of past production performance, past export performance, present performance and the term of the application. It also contemplates that, in the event of a potential need for a greater use of imported natural gas, LNG, coal, fuel oil and/or diesel by MEM, the cost of which were to be borne by the National Government based on the decided energy replacement, the exporting companies shall pay CAMMESA a compensation for the greater costs incurred, the amount of which will be determined by CAMMESA at the end of the application period. By SGE Resolution 506/2019 published on August 30, 2019, 0.1 and 0.2 US$/MBTU exported were established as the minimum and the maximum values, respectively, of the cost of energy replacement by exporters.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

On October 31, 2019, UHaF Resolution No. 248/2019 was published, which approved the Operating Procedure of Natural Gas Exportation valid until September 30, 2021, with the aim to regulate any need to restrict natural gas exports operatively useful in the event of a lack of supply in the Argentine domestic market.

On December 14, 2019, Decree No. 37/2019 was published in the BO, which eliminated the cap of 4 Pesos per dollar established in section 2 of Decree No. 793/2018, as amended. Subsequently, on December 23, 2019, Law No. 27,541 on Social Solidarity and Recovery of the Productive Sector was published in the BO within the Public Emergency Framework, which in its section 2 established that the rates corresponding to hydrocarbon and mining exports shall not exceed 8% of the taxable amount or the official FOB price. See Note 34.j.

•	Exports of LNG

On December 5, 2019, Regulation No. 329/2019 issued by the Under-Secretariat of Hydrocarbons and Fuels was published in the BO. Under this Regulation, LNG was included in the list of products established in Resolution No. 241/2019, which require the registration of operations prior to their export. In order to obtain the registration and authorization to export, LNG exporters must submit evidence to the SE that they have offered the opportunity of acquiring such products to potential domestic market agents which might be interested in such transaction.

Likewise, LNG exports are subject to the provisions of Law No. 27,541 on Social Solidarity and Recovery of the Productive Sector within the Public Emergency Framework, which in its section 52 established the rates for hydrocarbon exports. On May 19, 2020 Decree No. 488/2020 was published in BO which regulates these aliquots, including LNG. See Note 34.e.

•	Trust Fund to finance natural gas imports

On November 27, 2008 through Decree No. 2,067/2008, a trust fund was created to finance imports of natural gas for injection into the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) various tariff charges paid by users of regular transportation and distribution services, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that can be agreed upon with national or international organizations; and (iii) the specific contributions assessed by the SE on participants in the natural gas industry. This Decree has been subject to diverse legal claims, and judges from all over the country have issued precautionary measures to suspend its effects, based on the violation of the principle of legality in tax matters. On November 8, 2009, ENARGAS published Resolution No. 1,982/2011 that adjusted the tariff charges established by Decree No. 2,067/2008 to be paid by users starting on December 1, 2011.

On November 24, 2011, ENARGAS passed Resolution No. 1,991/2011, increasing the number of users obliged to pay tariff charges, including residential services, natural gas processing, industrial complexes and electric power plants, among others, which has impacted the operations of the Company, and has had a significant impact on our joint subsidiary companies, all of which have filed appeals against the aforementioned resolution. For its part, YPF has challenged these resolutions and rejected the billing of charges made by Nación Fideicomiso. On April 13, 2012, YPF obtained a precautionary measure related to the El Portón processing plant, suspending the effects of these resolutions in respect to that plant until a decision on the administrative appeals filed by YPF had been reached.

In November 2012, Law No. 26,784 was passed which granted legal hierarchy, as of that date, to the regulations enacted by the Executive Branch and ENARGAS, in relation to the charge. On December 11, 2014, the CSJN issued the “Alliance” judgment, deciding that the charge created by Decree No. 2,067/2008 a tariff charge and not a tax, and therefore not subject to the principle of tax legality. However, the Court left open the possibility of eventual claims or defenses in cases different from the claims raised in the “Alliance” judgment.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

In particular, the application of the aforementioned tariff charge would have had such a significant impact on Mega operations where, if the ruling had not been favorable, could have resulted in serious difficulties for Mega to continue its business going forward. On October 27, 2015, the CSJN issued a resolution on the motion for protection of constitutional rights filed by Mega (for the period until the enactment of the 2013 Budget Enactment Law No. 26,784) providing that the charge under “Decree No. 2,067/2008” was unconstitutional and not applicable to Mega.

On April 1, 2016 the MINEM issued Resolution No. 28/2016, which, among other things, revoked resolutions passed by the former Ministry of Federal Planning, Public Investment and Services under Section 6 of Decree No. 2,067/2008 and Section 7 of Resolution No. 1,451/2008 of the aforementioned Ministry related to the assessment of tariff charges, which instructs the ENARGAS to take the necessary measures to cease the application of these charges on the bills issued to users.

In April 2018 and regarding “Decree No. 2,067/2008” on tariff charges, the Federal Administrative Court No 11 passed judgment on the declaratory action of unconstitutionality filed by Mega (for the period after the Budget Act for 2013 No 26,784), which admitted the complaint and declared the unconstitutionality, regarding Mega, of sections 53 and 54 of the aforementioned law. The first instance judgment took effect since it was not appealed by the Argentine Government.

On July 2, 2019, the CSJN issued a new ruling on the charge, this time in the case brought by Refinor, owner of the gas separation plant. On this occasion, the Court understood that the foregoing “Alliance One Tobacco”, case applied by the Federal Court of Appeals of Salta to reject the action for protection of constitutional rights (amparo) initiated by Refinor, does not adequately resolve the peculiarities of the case, which, in turn, are in principle substantially similar to the decision rendered in the case entitled “Compañía Mega S.A.”. Based on the above, the Court ordered the Federal Court of Appeals of Salta to render a new judgment taking into account the aforementioned considerations. On November 29, 2019, the Court of Appeals pronounced a judgment declaring the unconstitutionality of ENARGAS Resolutions I/1982/11 and I/1991/11, under which Refinor was included among the subjects obliged to pay the charges of the Trust Fund therein, as well as of all those acts seeking the enforcement of the aforementioned resolutions.

34.g) Natural gas production incentive programs

•	Stimulus Programs for the Additional Injection of Natural Gas

In December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution No. 1/2013 of the Commission was published in the BO. This resolution formally created the “Stimulus Programs for the Additional Injection of Natural Gas”.

Under this regulation, gas producing companies were invited to file projects to increase the total injection of natural gas (“the projects”) with the Commission, in order to receive a price of US$ 7.50/MBtu for all gas injected in excess. The Projects would comply with minimum requirements established in Resolution No. 1/2013, and would be subject to approval consideration by the Commission. The Projects had a maximum term of five years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for a certain month, did not reach the committed production increase of its project approved by the Commission, it would have to compensate its failure to achieve the minimum Total Injection (according to the definition established in Resolution No. 1/2013 of the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National) committed to their Project. A similar program provided for Resolution No. 60/2013, regulated by Resolution No. 83/2013, called Natural Gas Additional Injection Stimulus for Companies with Reduced Injection” established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under this Resolution. The price to be paid under the program established in Resolution No. 60/2013 varied between US$ 4.00/MBtu and US$ 7.50/MBtu, according to the highest production curve reached by the beneficiary company under the program.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

On September 29, 2015, Resolution No. 185/2015 was published in the BO, which regulated the so-called Natural Gas Injection Stimulus for Companies without Injection in favor of those producers which did not have a previous record of natural gas injection. The beneficiary companies received compensation resulting from the difference between US$ 7.50/MBtu and the price received for the sale of the natural gas in the market. The natural gas that received this compensation was only natural gas originating in areas whose production rights had been acquired from companies registered with one of the 2 previous programs and provided that during the period in which the transferor company had calculated its “base injection”, according to its program, the injection of the area operated by the current beneficiary –transferee– would have been void.

On May 20, 2016, Decree No. 704/2016 was published, whereby the debt converted into pesos under the Stimulus Plan for Surplus Natural Gas Injection, the Stimulus Plan for Natural Gas Injection Program for Companies with Reduced Injection and those derived from the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement taking into account the exchange rate in force at the end of each period, and BONAR were granted in dollars at an annual interest rate of 8% maturing in 2020 (“BONAR 2020 US$”) for the cancellation thereof.

The sale of these BONAR 2020 US$ was restricted according to the letters of accession; therefore, until and including December 2017, the Group could not sell on a monthly basis more than 3% of the aggregate amount of the BONAR 2020 US$ received. In addition, during the months in which the Group did not exercise its right to sell the BONAR 2020 US$ up to the above-mentioned percentage, it could accumulate the unused percentage for its sale in subsequent months. In no event could the sale in a single month of the accrued balances exceed 12% of the total BONAR 2020 US$ received.

In order to request the cancellation of outstanding payments, beneficiaries had to sign letters of accession and submit them to the SRH of the MINEM.

On July 13, 2016, the Group received, under the Stimulus Programs for the Additional Injection of Natural Gas, BONAR 2020 US$, with a face value of US$ 630 million. In addition, on September 21, 2016, under the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement, the Group received BONAR 2020 US$, with a face value of US$ 12 million.

These programs had a maximum duration of 5 years, and terminated on December 31, 2017, without having been renewed.

On April 3, 2018, MINEM Resolution No. 97/2018 was published in the BO approving the procedure (the “Procedure”) for the cancellation of compensation pending settlement and/or payment under the Natural Gas Surplus Injection Stimulus Program, Natural Gas Surplus Injection Stimulus Program for Companies with Reduced Injection and the Stimulus Program for New Natural Gas Projects, to which the beneficiary companies may adhere.

Each company had the option to choose to receive compensation under the approved procedure stating its adherence within 20 business days from the publication of the resolution. It was required that the company waive any rights, actions, remedies, appeals, and claims, either administrative and/or judicial, based on the Program, except for: i) the objection to the administrative acts that determine the relevant compensation according to the Procedure; and ii) the failure to comply with the payments provided for under the Procedure for a minimum amount of 3 installments, at the option of each beneficiary Company.

The debt amount was determined as follows: 85% of the dollar amount will be calculated according to the exchange rate at the time of the injection (“Program exchange rate”) and 15% of the dollar amount but devalued (multiplied by the quotient between the Program exchange rate and the exchange rate corresponding to the payment dates of the compensation resolutions already issued or the date of publication of Resolution No. 97/2018, as applicable). The debt began to be canceled as of January 2019 in 30 monthly and consecutive installments, in Pesos, at the monthly average reference rate set forth in the Communication A 3500 of the BCRA (Wholesale) of the month preceding each installment.

On May 3, 2018, the Group adhered to the aforementioned Procedure.

As a consequence of the foregoing, as of December 31, 2018, the Group recorded a profit of 804 included in the item “Net financial results”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the fiscal year 2019 was published. Section 55 thereof authorized the issue of public debt instruments for up to US$1,600 million, for the cancellation of compensations for the fiscal year 2017 (in accordance with the provisions set forth in Resolution No. 97, dated March 28, 2018 of the former MINEM).

SGE Resolution No. 54/2019, was published on February 21, 2019, which partially amended Resolution No. 97/2018, adjusting it to the payment method defined in article 55 of Law No. 27,467. It established, among other things, that in order to request cancellation under this mechanism, beneficiary companies are required to express their consent within 10 days of notification, and that, upon accession to the aforementioned cancellation mechanism, they had to waive any rights, actions or claims in relation to the programs, the administrative compensation acts and the payment orders that were issued.

Joint Resolution No. 21/2019 issued by the Secretariats of Finance and Treasury published on February 28, 2019 in the BO, established the issuance of the “Natural Gas Program Bonds” for an amount of up to US$ 1,600 million, maturing on June 28, 2021. The repayment will be in 29 monthly and consecutive installments, where the first payment will be in an amount equal to 6.66% of the original nominal value, the following 18 installments in an amount equal to 3.33% of the original nominal value and the remaining 10 installments in an amount of 3.34% of the original nominal value. The first installment was paid on February 28, 2019 and as of March 28, 2019, each installment will be paid on the 28th of each month until its expiration.

Also on February 28, 2019, the SGE notified YPF the amount of compensation included, estimated in compliance with Resolution No. 97/2018 for a total amount of US$ 758.8 million.

On March 1, 2019, the Company presented its accession letter to the SGE in compliance with SGE Resolution No. 54/2019.

After the “Natural Gas Programs” Bonds were credited in April 2019 to the escrow account designated by YPF for a total amount of US$ 758.8 million, as of the date of issuance of these consolidated financial statements, YPF received payment of the 25 installments for a total amount of US$ 657.5 million.

•	Stimulus Program for New Natural Gas Projects

On May 19, 2016, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to foster natural gas production for those companies submitting new natural gas projects, provided they were not beneficiaries of the “ Stimulus Programs for the Additional Injection of Natural Gas” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

The submission of new projects, which had to be approved by the Hydrocarbon Resources Secretariat, might obtain a stimulus price of US$ 7.50/MBtu. Moreover, the “Natural Gas Injection Stimulus for Companies without Injection”, created by Resolution No. 185/2015 of the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan has been abolished, but any projects submitted under such program which were pending approval were evaluated under the “Natural Gas New Projects Program”.

Following this Resolution, new projects could not be submitted under the natural gas production incentive Program known as “Gas Plus”, created by Resolution No. 24/2008 of the former Energy Secretariat of the former Ministry of Federal Planning, Public Investment and Services, as amended. Notwithstanding the foregoing, any projects that had been approved under said Program remained in full force according to the terms of their respective approvals.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

The requirements that the gas has to meet in order to be involved in a new natural gas project are the following: a) it must come from an exploitation concession granted as a result of an informed discovery reported after the effective date of Resolution No. 1/2013 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan; or b) come from an exploitation concession of areas classified as “Tight Gas” or “Shale Gas”; or c) belong to companies without natural gas injection registers which acquire an interest in areas belonging to companies registered in the “Stimulus Programs for the Additional Injection of Natural Gas” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan, but for which the total injection coming from the areas in question, including the acquired areas, would have been zero during the period in which the selling company would have calculated its base injection.

The “Natural Gas New Projects Program” was effective until December 31, 2018.

•	Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs

On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the BO, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate investments in natural gas from non-conventional reservoirs in the Neuquina basin, and in effect as of its publication until December 31, 2021. The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina Basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the SRH. The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional natural gas. The minimum prices established by the Resolution are US$ 7.50/MBtu for 2018, US$ 7.00/MBtu for 2019, US$ 6.50/MBtu for 2020 and US$ 6.00/MBtu for 2021. The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

On November 2, 2017, MINEM Resolution No. 419-E/2017 was published and its Annex replaces the similar Annex of Resolution No. 46-E/2017. The new resolution modifies the previous one in the following aspects:

a)

It defines that the Initial Production to be calculated will be the “monthly mean Non-Conventional Gas production assessed for the period between July 2016 and June 2017”. It also states that the Production Included, to the effect of the compensation, will be i) for the concessions with Initial Production lower than 500,000 m3/day, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting company is entitled, and ii) for the concessions with Initial Production higher than 500,000 m3/day, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting party is entitled, discounting the Initial Production.

b)

It modifies the definition of Effective Price, previously defined as “the average price weighted by volume of total natural gas sales of each company in the domestic market”, to “the average price weighted by volume of total natural gas sales in the Argentine Republic that will be published by the Secretariat of Hydrocarbon Resources”, regulating the guidelines to be followed for such calculation.

c)

A requirement to qualify for the Program is included, that is, that the investment plan submitted for each concession reaches a yearly mean production, in any consecutive period of 12 months before December 31, 2019, equal to or higher than 500,000 m3/day, and the obligation to reimburse the amounts of the compensation received (updated to reflect interest) corresponding to the concessions that do not reach the above mentioned production level, with the possibility that the SRH may require filing a surety bond to guarantee the eventual reimbursement of the compensation received by the participating companies, and retaining the power to suspend payments if such bond is not submitted.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

On November 17, 2017, MINEM Resolution No. 447-E/2017 was published, which extends the application of the “Program to Encourage Investment in Development of Natural Gas Production from Unconventional Reservoirs” (applicable to the Neuquén Basin, created by MINEM Resolution No. 46-E/2017 and amended by MINEM Resolution No. 419-E/2017) to the production of natural gas from unconventional reservoirs located in the Austral Basin.

On January 23, 2018 MINEM Resolution No 12-E/2018 was published in the BO modifying Resolution 46-E/2017, which:

a)

makes incentives applicable to adjacent concessions which are operated in a unified manner and meet the following requirements: having a common investment plan; being operated jointly by using, substantially, the same surface facilities; in case of co-ownership, all concessions having the same share and any share assignment being carried out jointly and simultaneously by all shares.

b)

adjusts the payment date of the first compensation under the Program and, correlatively, makes the corresponding reviews related to the initial interim payment, setting forth that, for the requests filed until January 31, 2018, it shall be the one corresponding to January 2018, and for requests filed after January 31, 2018, it shall be the one corresponding to the month in which the request to be included in the Program has been filed.

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the fiscal year 2019, established in its section 58 the creation of a guarantee trust for contingent liabilities of the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs created by Resolution No. 46 dated March 2, 2017 issued by the former MINEM in order to guarantee up to 30% of the obligations that might arise under the program from January 1, 2019.

YPF obtained the adhesion to the Program for its participation in the concessions known as Aguada Pichana Este, Aguada Pichana Oeste-Aguada de Castro, Estación Fernández Oro and La Ribera I and II.

Regarding the Estación Fernández Oro Concession, on February 6, 2019, the Company filed an appeal for reconsideration against SGE Resolutions No. 356, 369, 370 and 371/2018, which authorized payment to the Company of the final compensation for the first quarter of 2018 and the provisional compensation for the third quarter of 2018, establishing the amount of such compensations based on the volume of the Included Production declared by the Company when it adhered to the Program by reason of the aforementioned concession, without considering the actual volume of Included Production recorded in the first quarter of 2018 and the updated estimate for the Included Production submitted by the Company on October 2018 regarding the third quarter of 2018.

For identical reasons, on December 27, 2019, the Company lodged appeals for reconsideration against SGE Resolutions No. 608 (April 2018), No. 620 (payment adjustment for the months of August and September, 2018) and No. 712 (July 2019), requesting the Court to sustain the appeals and to proceed to estimate the economic compensations to be paid based on the volumes requested by YPF.

In relation to the Aguada Pichana Este Concession, on October 9 and 10, SGE Resolutions No.345 (covering from October 2018 to January 2019, but only challenged for the month of January 2019), No. 360 (February 2019), No. 366 (March 2019), No. 361 (April 2019) and No. 522 (May 2019) were challenged on the grounds that they established the payment of temporary compensations to YPF considering as a cap the volume of the production included declared at the time of joining the Program.. Also, on December 27, 2019, Resolution No. 722 (July 2019) was also challenged based on the production included initially declared by YPF at the time of joining the Program.

With regard to the Aguada Pichana Oeste—Aguada de Castro Concession, on October 9, 2019, SGE Resolutions No. 342 (November/December, 2018), No. 351 (January 2019), No. 352 (February 2019), No. 350 (March 2019) and No. 353 (April 2019) were challenged on the grounds that they ordered the payment of temporary compensation to YPF considering as a cap the volume of production included declared at the time of joining the Program.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

Regarding La Ribera I and II Concession, on October 10 SGE Resolutions No. 390 (April 2019), No. 497 (May 2019) and No. 516 (June 2019) were challenged as they ordered the payment of temporary compensation to YPF considering as a cap the volume of production included declared at the time of joining the Program. Likewise, on December 27, 2019, Resolution No. 711 (July 2019) was challenged, because the compensation was calculated based on the production initially declared by YPF at the time of adhering to the program.

Through these appeals, the SGE was requested to recalculate the economic compensation to be paid based on the production volume timely reported by YPF in the submitted sworn statements, consistent with the projection of the updated Production Included. As of the date of these financial statements, the appeals for reconsideration lodged by the Company were not resolved by the SGE.

On August 22, 2019, YPF requested the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén the readjustment of the Investment Plan corresponding to La Ribera I and II concession for the second semester of 2018 and the first semester of 2019, requiring that the six-month investment verifications for the second semester of 2018 and the first semester of 2019 should be conducted in compliance with the readjustment of the proposed Investment Plan. YPF justified the readjustment request based on the interruption of activities imposed within the framework of the judicial investigation that of an incident occurred on July 10, 2018, as well as on the change in circumstances faced by the Argentine natural gas market.

Subsequently, by filings made on November 8 and 28, 2019, YPF fulfilled certain reporting requirements notified by the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén and requested that the proposed readjustment of the Investment Plan be approved until the month of December, 2019.

On January 14, 2020, the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén requested of YPF that, given the current political and economic situation at country level, the readjustment proposal should be submitted on a comprehensive basis for the whole period covered by the Plan (2018-2021).

On June 23, 2020, YPF answered the request from the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén, requiring YPF to submit a readjustment proposal for the Investment Plan corresponding to La Ribera I and II concession area for the whole period covered by the Investment Plan (2018-2021). Based on the impact that the new Coronavirus (COVID-19) and the quarantine enacted as a consequence thereof has had on the Company and its activities, YPF stated to such entity that is impossible for it to make a comprehensive readjustment proposal of the Investment Plan and required the approval of its readjustment as originally requested.

On September 1, 2020, a request for the temporary suspension of the Program related to La Ribera I y II concession, effective from January 1, 2020, was submitted to the Under-Secretariat of Hydrocarbons of the SE, and that such suspension be notified to the Under-Secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén, in its capacity as Provincial Enforcement Authority of the Program. This temporary suspension was requested both in relation to the performance of the Investment Plan, as well as to the payment of compensations for the production during 2020, until a new plan in line with the current market may be elaborated for the remaining term until the end of 2021.

As of the date of issuance of these consolidated financial statements, neither the Under-Secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén nor the Under-Secretariat of Hydrocarbons of the SE have answered the requests filed by YPF.

On December 2, 2020, YPF requested the SE to remove it from the concessions under the Program created by Resolution 46-E/2017, including La Ribera I and II and Estación Fernandez Oro, in both cases from January 1, 2020.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

•	Plan for the Promotion of Argentine Natural Gas Production – Supply and Demand Scheme 2020-2024 (“GasAr Plan”)

Decree No. 892/2020

On November 16, 2020, Decree No. 892/2020 was published in the BO, which:

a)	Declared the promotion of Argentine natural gas production to be of public interest and a key objective.

b)

Approved the plan for the promotion of Argentine natural gas production – supply and demand scheme 2020-2024” (“GasAr Plan”) based on a competitive system at the TSEP and the voluntary participation of producing, distribution and sub-distribution companies making direct acquisitions from producing companies and CAMMESA.

c)

Authorized the SE to make the necessary adjustments and changes for the implementation of the GasAr Plan, in its capacity as enforcement authority, and to instrument the plan for the supply of gas volumes, the terms and natural gas maximum reference prices at the TSEP, applicable to contracts between suppliers and users entered into under the GasAr Plan, ensuring the free pricing and price transparency.

d)	Incorporated the following guidelines, criteria and basic conditions:

i. Volume: It shall be for a total minimum volume of 70,000,000 m3/d for the 365 days of each calendar year of the Plan term. This minimum volume may be modified by the SE in order to ensure the optimum supply of the demand, and may also be extended for successive winter periods and/or for the volumes to be included in the extended periods of the Plan, if any.

ii. Term: The initial term is 4 years. This term may be extended based on its evaluation. For offshore projects a longer term of up to 8 years in the aggregate may be contemplated.

iii. Exports: Participating producing companies may be offered preferential conditions for exports under firm conditions for up to a total volume of 11,000,000 m3/d during the non-winter period. These conditions may apply both to exports of natural gas through pipelines and to its liquefaction in the country and its subsequent export as LNG.

iv. Supply and demand procedure: Individual contracts resulting from the scheme will be negotiated through an auction, bidding or similar mechanism, to be designated by the SE.

v. Demand aggregation: a mechanism will be guaranteed to allow the natural gas requirements of the Priority Demand and power plants to be satisfied in non-winter periods.

vi. Coordination with incentive programs: Efforts will be made to consolidate the scheme with natural gas promotion plans established under Resolutions No. 46, 419 and 447 dated March 2, and November 1 and 16, 2017, respectively.

vii. National added value and investment plans: It will comply with the principle of full and successive use, at local, regional and national level, of the facilities in terms of employment, direct provision of goods, processes and services by Small and Medium-Sized Enterprises and regional companies, as well as goods, processes and services of domestic industry, technology and labor. In addition, a monitoring and penalty system will be implemented by the SE jointly, federally and collaboratively with the Ministry of Productive Development, the Ministry of Science, Technology and Innovation, the provinces adhering to the mentioned scheme and workers’ organizations.

viii. Miscellaneous: Other aspects will be contemplated which, at the SE’s discretion, might be convenient to ensure the supply of natural gas on a predictable basis and fair, reasonable and affordable tariffs for the demand.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

e)

The Argentine Government may decide to assume the monthly payment of the portion of the price of natural gas at the TSEP in order to mitigate the impact of the cost of the natural gas to be transferred in accordance with Section 9.4.2 of the Basic Rules for License Distribution. The SE is instructed to issue new regulations relative to the discussion and debate of natural gas tariffs, as well as their appropriate weighing, which may include, if applicable, mechanisms for community participation aimed at determining the amount the Argentine Government may pay without altering the regulatory powers in relation to natural gas transportation and distribution tariffs. ENARGAS shall issue all administrative acts required to comply with the provisions of this decree.

f)	IEASA and CAMMESA, shall provide all the technical assistance required by the SE for the implementation of the scheme to be adopted.

g)

Resolution No. 80/2017 (which authorized CNG service stations to freely choose to acquire natural gas directly ‘either from the producer, seller or distributor) and No. 175/2019 (which allowed General Service P Group III users the possibility of contracting natural gas not only from the producer or seller, but also from the distributor) are repealed.

h)

In the event of access restrictions to the MULC preventing the repatriation of direct investments and their income, and/or the payment of interest or principal corresponding to foreign financial debts, the BCRA shall establish appropriate mechanisms in order to facilitate access to that market for such purposes, when the funds have been entered through the MULC and are related to genuine operations since the entry into force of this Decree and are used to finance projects under the Scheme.

SE Resolution No. 317/2020

On November 24, 2020, SE Resolution No. 317/2020 was published in the BO, which provides, within the framework of Decree No. 892/2020, among other things, the following:

a)

A Public Tender was called for the effective award of the total minimum natural gas volumes of 70,000,000 m3/d for the 365 days of each calendar year under the scheme approved by Decree No. 892/2020; and an additional volume for each of the winter periods of years 2021 to 2024, included; in compliance with the approved Bidding Terms and Conditions. Bids are scheduled to be submitted on December 2, 2020, and the award will take place on December 15, 2020. See Resolution No 391/2020 in this Note.

b)	Approved the standard agreement to be entered into by and between the producers and CAMMESA and instructs CAMMESA to execute the aforementioned contracts with natural gas producers.

c)	Approved the standard contract to be entered into by producers and distributors/sub-distributors.

d)

Approved the model waiver of the benefits granted under Resolutions No. 46 dated March 2, 2017, No. 419 dated November 1, 2017 and No. 447 dated November 16, 2017, all of them issued by the former MINEM.

SE Resolution No. 354/2020

On December 2, 2020, SE Resolution No. 354/2020 was published in the BO, which will become effective upon the commencement of the contracts under the GasAr Plan. This Resolution seeks to minimize supply costs, specify CAMMESA’s scope of action as the Body Responsible for the Dispatch (OED, for its acronym in Spanish) for the implementation of the GasAr Plan, and in particular, in relation to section 65 and subsequent ones of the aforementioned Plan, and regarding the fuel self-supply obligation that generating agents might have in compliance with the regulatory framework. It also established that CAMMESA’s dispatch should prioritize the use of the total firm volumes agreed under such plan, after taking the necessary volume for IEASA to fulfill the TOP obligations established in the contract in force with Plurinational State of Bolivia.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

SE Resolution No 391/2020

On December 16, 2020, SE Resolution No. 391/2020 was published in the BO, which:

•

Approved the tender procedure implemented for the National Call for Bids for the award of a total minimum volume of natural gas of 70,000,000 m3/d in compliance with the scheme approved by article 2 of Decree No. 892 and an additional volume for each of the winter periods of years 2021 to 2024, included, called under Resolution No. 317.

•	Awarded the natural gas volumes and approved natural gas prices at the Transportation System Entry Point (TSEP) corresponding to the awarded volumes.

•

Declared vacant the National Public Tender called by SE Resolution No. 317/2020 regarding the Noroeste Basin (NOA) and assigns the remaining volume to the Neuquina Basin in compliance with Decree No. 892/2020.

•	Established that contracts whose standard forms were approved under sections 3 and 4 of SE Resolution No. 317/2020 shall be subscribed and effective prior to January 1, 2021.

•

Notified bidders of the National Call for Tenders relative to the Plan for the Promotion of Argentine Natural Gas Production – Supply and demand scheme 2020-2024 and distributors and sub-distributors that had adhered to the Supply and Demand Scheme established in Decree No. 892/2020 and CAMMESA.

Under the aforementioned Resolution, the SE orderer the approval of the Tender and the award of natural gas volumes to the bidders, awarding YPF an annual gas supply volume of up to 7,628,5 Mm3 (20.9 Mm3/d, the total amount offered in the auction, all corresponding to the Neuquina Basin). Of the total volume committed, approximately 56% will be used to cover part of the demand from power plants through CAMMESA and the remaining 44% will be used to supply the priority demand of distribution companies. Separately, the awarded price was 3.66 US$/MBtu, which considering the volume subject to compensation under the Non-Conventional Gas Production Stimulus Program approved by Resolution No. 46-E/2017 issued by the former MINEM for the concessions in which the Company maintains in the Program (Aguada Pichana Este and Aguada Pichana Oeste-Aguada de Castro), results in an estimated present value price of 3.21 US$/MBtu.

SE Resolución No. 447/2020

On December 30, 2020, SE Resolution No. 447/2020 was published in the BO, which:

•	Approved a new allocation of volumes, and therefore distributors/CAMMESA and producers should execute the contracts (in subsititution for the previous one approved by SE Resolution No. 391/2020)

•

Repealed sections 4, 5 and 7 of Resolution No. 34/2016 related to the supply of CNG to CNG stations, and established that from the effective date of the Gas Scheme 2020-2024 distributors would not acquire gas to be sold to CNG stations and that such supply would be provisionally carried out until March 31, 2021 by IEASA.

•

Modified the price bidding model for distributors regarding sales price (explaining that the price shall be at each given time the price specified in the effective tariff scheme), late payment, interest (eliminating the paragraph that provided for priority interest payment) and the applicable law and jurisdiction (establishing that the parties have the choice to resort to arbitration at the Stock Exchange or the ICC or the federal courts sitting in the City of Buenos Aires).

•

Established that in order to ensure compliance with their payment duties under the gas purchase agreements, distributors should deposit the sums of money received each month for the gas in a bank account which does not allow its use for disbrusements of any other kind.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

•

Called upon the Ministries of Productive Development and Science, Technology and Innovation, the provinces adhering to the scheme and workers’ and employers’ organizations to form part of the Argentine Value Added Round Table (Mesa de Trabajo del Valor Agregado Nacional) in order to build a collaborative environment for the monitoring, control and penalty (as provided for in article 4 paragraph g of DNU No. 892) and established that any default would be subject to penalties such as warning, warning with a remedial period and proportional reduction of the compensation received from the Argentine Government. In addition, it extends for 30 calendar days the term for producers to submit their supply plan.

On February 18, 2021, SE Resolution No. 117/2021 was published in the BO, calling a Public Hearing for March 15, 2021 in order to determine the portion of the natural gas price at the TSEP which the Argentine Government will pay under the GasAr Plan through the Webex platform.

On February 22, 2021, SE Resolution No. 129/2021 was published in the BO, launching, within the framework of such Secretariat, a National Call for Public Tenders – “National Call for Public Tenders Round 2 – Plan for the Promotion of Argentine Natural Gas Production – Supply and Demand Scheme 2020-2024” for the award of natural gas volumes in addition to those awarded under SE Resolution No. 391/2020 corresponding to the Neuquina and Austral basins, for each of the winter periods of years 2021 to 2024. The Bidding Terms and Conditions and the standard contract with IEASA are approved and the submission and opening of tenders is scheduled for March 2, 2021.

On February 23, 2021, ENARGAS Resolution No. 47/2021 was published in the BO, calling a Public Hearing for March 16, 2021 for the purpose of considering: i) the Transition Tariff Regime – Decree No. 1,020/2020; and ii) the Public Hearing to be held as provided for in ENARGAS Board Resolutions No. 271/2020 to 276/2020 by virtual means from the City of Buenos Aires.

On February 23, 2021 SE Resolution No. 125/2021 was published in the BO, implementing the electronic issuance of tax credit certificates as security, under the securities system established in Item 40 of Annex to Decree No. 892/2020 for the purpose of securing the payment of the compensation to be borne by the Argentine Government defined in Item 33 of the aforementioned Annex, and in compliance with the provisions of Section 89 of Law No. 27,591.

•	Law No. 27,591 (Budget Act 2021)

On December 14, 2020, Law No. 27,591 was published in the BO approving the budget for fiscal year 2021, which provides as follows:

•	Regularization of debts with CAMMESA:

The SE shall establish a scheme for electric power distributors to regularize their debts accrued with CAMMESA up to September 30, 2020. The scheme to be created should contemplate differentiated criteria making a difference between the origin and the development of the debt of each distributor, the average social situation of its users, the provinces and municipalities, and the best impact on public service.

The scheme may recognize up to 5 times the distributor’s monthly average invoice or up to 66% of the debt. The debt balance may be cancelled through a payment plan of up to 60 monthly installments, a 6-month grace period and an interest rate equal to 50% the current rate at the WEM. The SE may execute individual agreements with each distributor.

Under such plan, mechanisms promoting investments may be agreed for the purpose of improving the service or reducing the debt of vulnerable users.

Electricity distribution companies which are WEM agents will be obliged to transfer the foregoing recognition conditions and plans to electricity distribution cooperatives which are not WEM agents and which are supplied with energy and power in block for their subsequent distribution to end users. If not possible, the SE will establish the modality for transferring the credit and/or payment plan granted to distribution cooperatives which are not WEM agents.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

A special credit regime was established for distributors, administrations or provincial companies distributing electricity, irrespective of their corporate type, which as of September 30, 2020 have no outstanding debt, or have a debt considered reasonable with CAMMESA and/or the WEM. Such credits are equivalent to 5 times the average monthly bill of 2020, the provincial authorities being allowed to use them for the benefit of users and consumers of the public electricity service, for the automatic cancellation of payment obligations with CAMMESA and/or for investment in electric power infrastructure works allowing to improve the quality or the extension of the service in their respective jurisdictions.

•	Other incentives for natural gas producers:

The Ministry of economy was instructed, through the SE, to regulate the conditions for the granting of incentives to natural gas producers which comply with the requirements established within the framework of the plans for the promotion of production and investment in natural gas extraction implemented by the SE, through the payment of a compensation and the issuance of tax credit certificates as security (“certificates”), applicable to the cancellation of tax liabilities with the AFIP, plus compensatory and/or penalty interest, fines and other charges.

The AFIP will establish the procedure for applying the certificates issued electronically and in foreign currency, which will be converted into currency of legal tender at buyer exchange rate, as quoted by the BCRA at the close of business on date preceding its effective use.

Certificates to be issued to producing companies shall be for up to the amount of the compensations they are entitled to receive under the plans for the promotion and investment in natural gas extraction implemented by the SE, and may be used by the companies if the payment term for the compensations expires unpaid.

The compensation will be charged to the income tax.

In addition, the Cabinet Chief was authorized to make budget reallocations as shall be required to implement “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” created by MINEM Resolution No. 46-E/2017 (section 102).

•	Fuel imports for power generation:

An exemption from the tax on liquid fuels and carbon dioxide was established for gas oil and diesel oil imports and their sale in the domestic market, for up to a volume of 800,000 m3, carried out in 2021 with the purpose of compensating the demand peaks of such fuels that could not be supplied by local production and to be used in power generation.

•	Renewable energies:

The fiscal quota for fiscal year 2021 was fixed at 18,500 million, to be allocated to the fiscal benefits provided for in section 9 of Law No. 26,190 for the promotion of renewable energies corresponding to projects approved by the enforcement authority effectively commenced prior to December 31, 2017 (section 29). Fiscal quotas not used in previous years are automatically transferred to fiscal year 2021.

In addition, a fiscal quota of 300 million was approved in order to be allocated to a fiscal credit for up to 50% of the cost of the fossil fuel replaced with the distributed generation system, within the framework of the Regime for the Promotion of Distributed Generation of Renewable Energy Integrated to the Public Power Network.

•	Decree 1,053 / 2018:

Decree No. 1,053 / 2018 is repealed, as described in Note 34.f.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

•	Natural gas sales for electricity generation

On August 1, 2018, MINEM Resolution 46/2018 was published in the BO, which instructed the Under-Secretariat of Electric Energy to take the necessary measures for CAMMESA to implement competitive mechanisms aimed at securing the availability of gas for the production of electric energy, and established new maximum prices (20% lower than the then-current prices) for natural gas at the TSEP, for each basin of origin, to be applied in order to estimate the cost of the natural gas volumes to be used in the production of electricity to be marketed on the WEM , or, generally, to be used in the provision of the electric power public distribution service from August 1, 2018.

On November 7, 2018, SGE Resolution No. 70/2018 was published in the BO, which amended Resolution No. 95/2013 issued by the former Secretariat of Energy, authorized Generators, Co-Generators and Self-Generators of the WEM to contract the supply of their own fuel for the generation of electric energy. In addition, this Resolution establishes that the costs of generation with their own fuel shall be appraised in accordance with the mechanism of recognizing the variable production costs recognized by CAMMESA.

On December 30, 2019, Resolution No. 12/2019 issued by the Ministry of Productive Development was published in the BO, which in its section 1 repealed SGE Resolution No. 70/2018, reinstating the validity of section 8 of Resolution No. 95/2013, as well as section 4 of Resolution No. 529/2014; and therefore, the commercial management and fuel dispatch are again centralized in CAMMESA, with some exceptions, such as the provision of fuels for generators under Energy Plus or the contracts concluded within the framework of the tender made by Resolution No. 287-E/2017 of the former Secretariat of Electric Energy.

On February 27, 2020, SE Resolution No. 31/2020 was published in the BO, by means of which, the National Government set new remunerative values for the sale of energy and non-contractualized power. The values of the aforementioned remunerations, previously nominated in dollars, are set in Argentine pesos and will be updated on a monthly basis according to the CPI and IWPI published by the INDEC. This resolution shall enter into force and apply to transactions conducted starting in February 2020.

•	Remuneration of generators

On April 8, 2020, by means of a letter, the Secretary of Energy instructed CAMMESA to postpone until further notice, the implementation of Annex VI – Inflation adjustment of the values established in Argentine Pesos, of SE Resolution No. 31/2020 regarding the remuneration of generators.

34.h) Regulatory requirements applicable to Natural Gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1,738/1992, issued by the PEN, other regulatory decrees, the specific bidding rules (Pliego), the Transfer Agreement and the License, establishes the Regulatory Framework for Metrogas’ business.

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and Metrogas stock transfer.

The Gas Act and the License created ENARGAS as the regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. ENARGAS’ jurisdiction extends to gas transportation, sale, storage and distribution. Its mandate under the Gas Act includes consumer protection, competition protection in gas supply and demand, and the promotion of long-term investments in the gas industry.

Gas distribution tariffs have been established in the License and are regulated by ENARGAS.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

•	Distribution License

The License authorizes Metrogas to provide the public distribution service for a term of 35 years. The Gas Law provides that Metrogas may request from ENARGAS a License renewal for an additional term of 10 years upon the expiration of the original 35 year-term. ENARGAS will then evaluate Metrogas’ performance and make a recommendation to the PEN. Metrogas is entitled to the renewal of its License unless the ENARGAS proves that it has not substantially performed all of its obligations under the Gas Law, the respective regulations and decrees and the License.

At the end of the 35 or 45-year period, as the case may be, the Gas Law requires a new competitive bidding to grant the license, for which, if it has performed its obligations, Metrogas will have the option to equal the best bid made to the Government by a third party.

Generally, upon the termination of a License due to completion of its time period, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable requests within its service area. A service request will not be deemed reasonable if it were uneconomic for a distribution company to undertake the requested service. Metrogas is obliged to operate and maintain its facilities in a safe manner, which may require certain investments to replace or upgrade its facilities pursuant to the License.

The License specifies other obligations of Metrogas, including the obligation to provide a distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to make the Mandatory Investments, to keep certain accounting records and to provide certain regular reports to the ENARGAS.

The License may be revoked by the Argentine Government, upon recommendation from the ENARGAS, in the following cases:

a)	Serious and repeated failure by Metrogas to meet its obligations.

b)	Total or partial interruption in the uninterruptible service for reasons attributable to Metrogas for a term exceeding the periods set forth in the License in one calendar year.

c)

Sale, disposition, transfer and encumbrance of Metrogas Core Assets, without the prior authorization of the ENARGAS, except where the said encumbrance is used to finance extensions and improvements to the gas pipeline system.

d)

Bankruptcy, dissolution or liquidation of Metrogas. The bankruptcy proceedings did not affect the normal course of Metrogas operations, and therefore, could not be the reason for the revocation of the Metrogas License.

e)

Ceasing the provision of the services provided for in the License, or the attempt to unilaterally assign or transfer, in whole or in part (without the previous authorization of the ENARGAS), or the waiver of, other than as permitted.

f)

Transfer of the Technical Assistance Contract or the delegation of the duties specified in the Contract, without the previous authorization of the ENARGAS, during the first ten years from License granting.

In relation to restrictions, the License provides that Metrogas will not assume its parent company’s debts or grant credits or encumber assets to secure debt of, or award any other benefit to, its parent company’s creditors.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

•	Tariff renegotiation

On March 31, 2017, ENARGAS Resolution No. 4,356/2017 was published in the BO through which the tariff schemes resulting from the Metrogas RTI, effective as of April 1, 2017 and the temporary tariff schemes applicable to Metrogas users were approved.

In addition, ENARGAS Resolution No. 4,356/2017 approved: (i) the technical economic studies of Metrogas’ RTI, (ii) the non-automatic Semi-Annual Adjustment Methodology to become effective jointly with the License Readjustment Memorandum of Agreement and (iii) the Metrogas Investment Plan for the next five-year term.

On December 23, 2019, Law No. 27,541 was published in the BO, which empowered the PEN to maintain natural gas tariffs under its federal jurisdiction and to initiate a renegotiation process of the current RTI or to initiate an extraordinary revision pursuant to the terms of Laws No. 24,065 and No. 24,076 and other related regulations, from the date such law entered into force and for a maximum term of 180 days, seeking a real reduction of the tariff burden on households, businesses and industries for the year 2020. Also, the Law established that the PEN had administrative powers to intervene the ENARGAS for a term of 1 year.

As regards the energy sector, under Section 5 of the Social Solidarity Law the PEN was empowered to maintain electricity and natural gas tariffs under its federal jurisdiction and to begin a renegotiation process of the current RTI or to start an extraodinary review pursuant to the terms of Laws No. 24,065, and No, 24,076 and other related regulations, from the date the Social Solidaity Law became effective and for a maxiumum term of one hundred and eighty (180) days, seeking a reduction of the actual tariff burden on households, businesses and industries for the year 2020. Also, the Law established that the PEN had administrative powers to intervene the ENARGAS for a term of one (1) year. On June 19, 2020 the Need and Emergency Decree (“DNU”) No. 543/2020 was published in the BO, extending the term established in the aforementioned Section 5 of the Social Solidarity Law from its expiration and for an additional term of 180 calendar days, thus extending the PEN’s power to keep electricity and natural gas tariffs unchanged until the end of 2020.

On March 17, 2020, Decree No. 278/2020 was publised in the BO, ordering the intervention of the ENARGAS until December 31, 2020, in compliance with Section 6 of Law No. 27,541, which was extended by Decree No. 1,020/2020 for a term of 1 year from its expiration or until the RTI shall be completed.

On December 17, 2020 Decree No 1,020/2020 was published in the BO, determining the start of the RTI for public utilites providing electricity and natural gas transportation and distribution services under federal jurisdiction. In general terms, Decree No. 1,020/2020 provides that:

•	The review term must not exceed 2 years from the date the Decree was passed.

•

As in previous cases, even though the RTI process will conclude with the execution of a Final Memorandum of Agreement (“Final Agreements”) which will initiate a new tariff period according to each regulatory framework, during the review period provisional adjustments of tariffs or consumption segments may be agreed (“Provisional Agreements”).

•	Both the Final Agreements and the Provisional Agreements must be formalized through Memorandums of Agreement signed by:

(a)	concessionaires and licensees, and

(b)	the heads of ENARGAS and the ENRE, and

(c)	the Minister of Economy ad referendum of the PEN.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

•	The decree establishes that if it were not feasible to reach an agreement, the Regulatory Authorities will propose, ad referendum of the PEN, the new tariff framework to be applied.

•	It extends the freezing term of electricity and natural gas tariffs for a 90-day term or until the new provisional tariff schemes agreed under Provisional Agreements shall become effective.

•

It extends the intervention of the ENARGAS and the ENRE for a term of one year since its expiration or until RTI has been completed. During the intervention, EDENOR and EDESUR shall be subject to the authority of the ENRE, thus extending the one-year term provided for in the Social Solidarity Law.

i.	Tariff schemes

On March 28, 2018, MINEM Resolution No. 91/2018 was published in the BO. Such resolution unifies the terms for the adjustment due to variations in prices of the purchased gas or seasonal adjustment and the six-month adjustment of tariffs, providing that once the transition period has elapsed, adjustments shall be seasonal, for the periods between April 1 to September 30 of each year, and between October 1 and March 31 of the following year.

On January 31, 2018, ENARGAS Resolution No. 249/2018 was published in the BO, which called for a public hearing to be held on February 22, 2018 to consider (i) the application of the Semi-Annual Tariff Adjustment Methodology, if applicable, for the adjustment of Metrogas tariffs; (ii) the application of the transfer to tariffs of the price of the purchased gas; and (iii) methodological alternatives for a more predictable billing of residential users’ consumption.

On March 28, 2018, ENARGAS Resolution No. 300/2018 was published in the BO declaring the Public Hearing No. 94 valid, approving the final tariff schedules applicable as of April 1, 2018 and approving the new fees and charges received by Metrogas for additional services.

On October 8, 2018, FC ENARGAS Resolution No. 281/2018 was published in the BO declaring the validity of Public Hearing No. 96, approving Metrogas tariff schedules, effective from its publication and approving the new fees and charges received by Metrogas for additional services.

Subsequently, FC ENARGAS Resolution No. 292/2018 issued on the BO on October 12, 2018, rectified the tariff schedules of the aforementioned FC ENARGAS Resolution No. 281/2018, with retroactive application as of October 8, 2018, the date on which this Resolution was published.

SGE Resolution No. 148/2019, published on April 1, 2019, established discounts of 27% and 12% in the price of gas at the TSEP for natural gas and undiluted propane gas through networks to residential users, for the months of April and May consumptions, respectively. In its recitals, this Resolution provides that the discount for residential users will bear the corresponding reimbursement to gas providers, pursuant to the methodology and with the prior controls to be established on a timely basis. On May 30, 2019, SGE Resolution No. 299/2019, supplementary to the previous one, was published, establishing that natural gas and undiluted propane gas through networks providers shall bill the volume of delivered gas for its distribution to beneficiary users with the deductions in the price of gas established as discounts, and approved the methodology applicable to the declaration, verification, determination and payment of the compensation to gas providers by reason of the discount applied to the price of gas at the TSEP.

Likewise, ENARGAS Resolution No. 198/2019, published on April 1, 2019, declared public hearing No. 98 valid, approved Metrogas tariff schemes effective as of April 1, 2019 (winter period 2019) and approved the new fees and charges.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

On June 24, 2019, SGE Resolution No. 336/2019 was published, establishing the deferral of payment for residential users of natural gas and undiluted propane gas through networks of 22% in invoices issued from July 1, 2019 to October 31, 2019, was recovered from regular invoices issued from December 1, 2019 and for five monthly, equal and consecutive periods. This Resolution also determined that the financial cost of such deferral (calculated in respect of the original payment due dates of the invoices and the due dates of the invoices in which each recovery fee is included) would be assumed by the National Government as a subsidy, through the payment of interest to distributors, sub-distributors, transporters and producers, applicable, to such end, at the rate for 30- or 35-day deposits of 20 million Pesos or higher, known as TM20, published by the BNA. On July 3, 2019, ENARGAS Resolution No. 359/2019 was published, instructing Licensees of the Natural Gas Distribution Service to apply the deferral established by SGE Resolution No. 336/2019, and in accordance with the commercial guidelines set forth in ENARGAS Resolution No. 359/2019.

On August 23, 2019, SGE Resolution No. 488/2019 was published which: i) approved the methodology for deferral of payments for residential users of natural gas and undiluted propane through networks in invoices issued from July 1, 2019 to October 31, 2019, established in Resolution No. 336/2019, and the deferral of payment of interest; and ii) instructed the UHaF to administer, execute and implement under its control the compensation procedure established and required ENARGAS to refer to the UHaF the reports contemplated in the methodology approved.

On September 4, 2019, SGE Resolution No. 521/2019 was published, which, among its most relevant aspects, provided: i) to defer the semi-annual adjustment of the margins of natural gas transportation and distribution, scheduled for October 1, 2019, to January 1, 2020; ii) to compensate the licensees of the natural gas transportation and distribution service by reviewing and adapting—in the exact incidence- their mandatory investments; iii) to include in the deferral the rates of undiluted propane through networks, which will be compensated, in the case of distribution licensees, by adapting mandatory investments, and in the case of sub-distributors, the compensation will be recognized to the suppliers of propane as a discount to be paid by the National Government; and iv) to defer the tariff adjustment due to the variation in the price of gas at the TSEP scheduled for October 1, 2019, to January 1, 2020.

Through ENARGAS Resolution No. 703/2019, new tarrif schemes were published for Metrogas effective as of November 1, 2019. These tariff schemes were based on i) the analysis and review of the accumulated daily differences of Metrogas between the periods “October 2018—April 2019” and “April 2019—October 2019” and ii) the adjustment of ENARGAS Resolution No. 694/2019 that resolved a conflict between Metrogas and Naturgy BAN S.A. Subsequently, on November 29, 2019, and after being noticed of material errors in ENARGAS Resolution No. 703/2019, new tariff schemes were published for Metrogas through ENARGAS Resolution No. 763/2019, effective as of November 29, 2019.

On November 25, 2019, SGE Resolution No. 751/2019 was published in the BO, establishing the deferral of the semi-annual adjustment of the transportation and distribution margins scheduled for October 1, 2019 to February 1, 2020, for which purpose, on this occasion, the respective adjustment index shall be used to reflect the price variation from February to August 2019.

Subsequently, on December 5, 2019, SGE Resolution No. 791/2019 was published in the BO, which amended section 5 of SGE Resolution No. 521/2019, establishing the deferral of the gas price variation adjustment at the TSEP scheduled for October 1, 2019 to February 1, 2020.

On April 27, 2020 the ENARGAS Resolution No. 27/2020 was published, repealing ENARGAS Resolution No. 72/2019. See Terms and Conditions for the distribution of natural gas through networks in Note 34.f

ii.	Procedure for the compensation of the lower revenues that the Distributors receive from their users for benefits and / or bonuses and for higher costs of unaccounted gas

MINEM Resolution No. 508-E/2017, published on December 29, 2017, established the procedure for the compensation of the lower revenues that the Licensees of the Natural Gas Distribution Service through Networks receive from their users, as a product of: (i) the application of benefits and/or discounts to users arising from the regulations in force in the tariff area of the distribution service of natural gas through networks, and (ii) the higher UNG costs compared to those established for its recognition in the rates, applicable as of January 1, 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHERS (Cont.)

On December 7, 2018, ENARGAS communicated to the National Hydrocarbon Economy Department certain observations to the procedure established by MINEM Resolution No. 508-E/2017. Based on such observations, the SGE did not recognize the adjustment provided for in MINEN Resolution No. 508-E/2017 regarding UNG. Additionally, ENARGAS determined that all amounts received starting on January 2018 through such date were of a provisional nature and had to be set off with the amounts owed by the SGE to Metrogas. Moreover, the adjustments to actual values established by such procedure for the same period, and the excess in costs incurred from December 2018 to December 2019 were not recognized either. The impact of the adjustment on the consolidated financial statements as of December 31, 2019 represented a loss of 622.

•	Note of ENARGAS relating to the equity interest of YPF in Metrogas

The Company has received from Metrogas a copy of the Note received by it from ENARGAS, requesting it to adjust Metrogas’ equity structure in line with the term provided for in Emergency Law No. 25,561 and in compliance with Section 34 of Law 24,076. In this regard, it should be noted that YPF indirectly acquired 70% of Metrogas equity, in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A., is the holder of 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current reality of the gas market to comply with the provisions set forth in article 34 of Law 24,076.

On June 15, 2017, YPF submitted to ENARGAS a tentative schedule for the process of adapting its equity interests in Metrogas, which was expanded in detail on July 3, 2017. Such presentation does not imply withdrawal of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration petition filed by YPF on March 30, 2017. ENARGAS’ decision was notified to YPF on April 6, 2018 by means of ENARGAS Resolution No. 313/2018.

YPF requested examination of the proceedings, which was granted by ENARGAS on September 10, 2018, which in turn enabled the company to file an appeal in time.

On October 8, 2018, YPF filed an appeal for resolution by the SGE. As of the date of issuance of these consolidated financial statements, this appeal is pending resolution.

34.i) Regulatory requirements applicable to the petroleum liquid gas industry

•	Benchmark prices for the butane commercialization chain

On April 5, 2017, the SRH published Resolution No. 56-E/2017 in the BO, establishing new maximum benchmark prices for the different segments of the butane commercialization chain to be bottled in 10, 12 and 15 kg bottles under the Household Program (Decree No. 470/2015 and former Energy Secretariat Resolution No. 49/2015), and modifying the benchmark prices established in former Energy Secretariat Resolution No. 70/2015.

On June 7, 2017, the SRH published Resolution No. 75/2017 in the BO, which modifies the regulations applicable to the Household Program (former Energy Secretariat Resolution No. 49/2015) and provides that the adjustment of benchmark prices applicable to the different segments of the butane commercialization chain to be bottled in 10 and 12 kg bottles will not be implemented automatically in quarterly periods. Instead, those adjustments will be made at the discretion of the SRH in its capacity as enforcement authority of the Household Program. In addition, the resolution establishes that the adjustment of benchmark prices for LPG producers and fractionators on account of the RTI established by the Household Program in its regulations will take place only after the prior analysis of cost variations and their incidence, and taking into account regional, distribution and logistical factors.

MINEM Resolution No. 287-E/2017, published on December 1, 2017, established new maximum benchmark prices and compensations for butane and propane producers effective from December 1, 2017, and introduced amendments to the Annex to the Regulation of the Bottle-to-Bottle Program approved by Resolution No. 49/2015, which, among other things prohibited charging the distributors for any additional service whatever its denomination, if in doing so the maximum benchmark prices and the maximum allowed deviations are exceeded.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

Regulation No. 5/2018 of the Under-Secretariat of Hydrocarbon Resources was published on March 28, 2018, which established new maximum reference prices for the commercialization of butane for the sale of bottled LPG, effective as of April 1, 2018.

SGE Resolution No. 15/2019, published on January 28, 2019, updated benchmark prices (at the producer’s plant) for the commercialization of butane and propane effective as of February 1, 2019 and set the economic compensation to producers at Pesos 0 from the same date.

Regulation No. 29/2019 issued by the UHaF, published on April 24, 2019, replaced section VI of the Annex to Resolution 49/2015 of former Secretariat of Energy, in relation to the methodology to determine the contributions of butane and propane by producing companies and the quotas assigned to the fractionating companies.

On June 27, 2019, Regulation No. 104/2019 issued by the UHaF was published in the BO, which established the reference prices and compensations for butane and propane producers, effective as of July 1, 2019. In this respect, Regulation No. 80/2019 issued by the Under-Secretariat of Hydrocarbons and Fuels established new compensation amounts for residential users of bottled butane that were included in the record of subsidized beneficiaries.

On October 19, 2020 SE Resolution No. 30/2020 was published in the BO, modifying the maximum benchmark prices for butane and propane producers and maximum benchmark prices of GLP in bottles of 10, 12 and 15 kg for fractionators, distributors and retailers, adjusting the prices established in Annexes I and II to Resolution No. 70/15, as amended, issued by the former Secretariat of Energy, establishing the subsidy amount per bottle effective from October 1, 2020.

On December 21, 2020, SE Resolution No. 392/2020 was published in the BO, establishing that compensations for the sale of LPG, paid by the Fiduciary Fund for Subsidies on Residential Gas Consumption (Law No. 25,565), will be equal to the subsidy amount per bottle established in Section 11.2 of the Household Program (“HOGAR”), thus derogating the tariffs established by article 3 of Resolution No. 230/2015. Therefore, the maximum price for the sale of LPG for residential use was adjusted for the regions covered by such subsidy (District of Malargüe, the Patagonian Region and “la Puna” Region”).

•	LPG commercialization in the domestic market

Decree No. 311/2020 established that the maximum reference prices for the sale of LPG in bottles, cylinders and/or bulk for domestic consumption will remain at the current prices for a period of 180 days. The Enforcing Authority shall define the mechanisms required to guarantee the approriate residential demand supply.

On April 18, 2020, Resolution No.173/2020 issued by the Ministry of Productive Development was published in the BO, establishing that the SE has to prepare a report on the normal commercialization volumes of LPG in bottles, cylinders and/or in bulk for domestic market consumption, the price of the Household Program (Programa Hogar) and the market price of the product in cylinders and/or bulk for residential consumption as of the date of publication of Decree No. 311/2020 and the mechanisms required to ensure the adequate supply of the residential demand. In addition, Resolution No. 173/2020 clarifies the LPG may fluctuate below the levels established in Decree No. 311/2020, when the pricing mechanisms for such fluid shall so allow.

34.j) Tax Regulations

•	Social Solidarity and Recovery of the Productive Sector Law

On December 23, 2019, Law No. 27,541 known as the “Social Solidarity and Recovery of the Productive Sector Law” was published in the BO, which declared a public emergency in economic, financial, tax, administrative, pension, tariff, energy, health and social matters. The major tax modifications are listed below:

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

Income Tax

The Law established the suspension of the income tax rate reduction from 30% to 25% until the fiscal year beginning on January 1, 2021, as well as the modification of the dividend withholding rate from 13% to 7% until the same date.

On the other hand, 1/6 of the positive or negative adjustment for inflation provided for in Title VI of the Income Tax Law, for the first and second fiscal years beginning on January 2019, shall be registered in such fiscal year, and the remaining 5/6 in equal parts over the immediately following five fiscal years.

Personal assets Tax

The Law established an increase in the tax rate applicable to shares and ownership interests—substitute taxpayer regime—from 0.25% to 0.50%.

Export duties

Section 52 of Law No. 27,541 provided that, export duties on hydrocarbon and mining exports shall not exceed 8% of the taxable amount or the official FOB price. In this regard, Decree No. 488/2020, published on May 19, 2020, establishled a floating rate for hydrocarbon export duties, ranging from 0% when the Brent price is equal to or below US$ 45/Bbl to 8% when it is equal to or above US$ 60/Bbl.

•	Extended Moratorium

On August 26, 2020, Law No. 27,562 on Social Solidarity and Recovery of the Productive Sector within the Public Emerency Framework was published in the BO, which declared the extension of the regularization regime of tax, social security and customs obligations originally established for Micro, Small and Medium-Sized Enterprises (MSMEs) under Law No. 27,541. The following are the main aspects contemplated under this law:

•

The moratorium applies to individuals and legal entities responsible for payment of taxes and social security contributions, excluding subjects (except for MSMEs, non-profit entities and small taxpayers) owning financial assets abroad and deciding not to repatriate at least 30% of such assets within 60 days from the date of accessing the regime (including shareholders who own at least thirty percent (30%) of the capital stock).

•	Obligations past due as on July 31, 2020 may be included.

•	A 15% deduction will apply to settlements in cash.

•	The number of installments may be 48, 60, 96 or 120, depending on the type of debt and taxpayer.

•	The first 6 installments will be subject to a 2% fixed monthly rate (BADLAR rate in Pesos at private banks from the seventh installment).

In addition, it establishes benefits for compliant taxpayers, taxpayers under the Small Taxpayer’s Regime (“monotributistas”) as well as for Micro and Small-Sized Entreprises.

Adherence to the plan, which expired on October 31, 2020, was extended to November 30, 2020 by Decree No. 833/2020, and then to December 15, 2020 by Decree No. 966/2020.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHER (Cont.)

34.k) BCRA Communications

The regulations issued by the BCRA that are most relevant to the Group are described below:

•

Communication “A” 7,030, dated May 28, 2020 and complementaries: the BCRA established that for a financial institution to give a client access to the MULC (Sole and Free Exchange Market) for the payment of imports of goods and services, payments of principal and interest of offshore debts, and payment of dividends and profits, among other things, BCRA’s prior approval is required, or else a sworn statement must be received from the client, which the entities shall check for consistency with the data existing in the online system established by the BCRA, with respect to the fulfillment of the following requirements:

•	The client’s total holdings in foreign currency are deposited in a local bank account and it does not have available foreign liquid assets; and

•

The client agrees to settle through the official market, within 5 business days after they are made available, any proceeds received from abroad from the collection of loans granted to third parties, collection of a time deposit, and collection of the sales price of any other asset, provided such asset shall have been acquired, or the deposit made, or the loan granted after May 28, 2020.

In addition, it establishes that the BCRA’s prior approval is required to access the MULC for the following purposes (i) making advance payments of imports of goods or the repayment of principal of debts for the import of goods, and (ii) repayment of principal of offshore debts where the creditor is a related party of the debtor. Originally, this requirement expired on June 30, 2020, but it was repeatedly deferred and Communication “A” 7,151, dated May 29, 2020, extended the term until and including December 31, 2020.

•

Communication “A” 7,106, dated September 15, 2020: the BCRA established that private sector companies with scheduled principal maturities between October 15, 2020 and March 31, 2021 pursuant to debts with an offshore creditor, other than a related party, may access the MULC if they file with the BCRA a refinancing plan that meets the following criteria: (i) the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount becoming due, and (ii) the remaining principal must be refinanced with a new offshore debt with an average life of at least 2 years. The foregoing shall not apply to debts with international organizations or associated agencies thereof or secured by them, nor to loans granted to the debtor by official credit agencies or secured by them; or when the amount for which access to the foreign exchange market is requested for repayment of principal under such debt does not exceed the amount of 1 million United States dollars per calendar month.

•

Communication “A” 7,133, dated October 9, 2020: the BCRA established that a debtor may access the MULC to repay principal above the 40% threshold set out under Communication “A” 7,106, to the extent such debtor settles currency in the MULC as from October 9, 2020 in an amount equal to or higher than the excess over such 40% on account of (i) offshore debts, (ii) issuance of debt securities publicly registered abroad or, (iii) issuances of debt securities publicly registered in Argentina denominated in foreign currency, that meet the conditions set forth in the exchange regulation applicable to these issuances.

As regards debt securities publicly registered in Argentina or abroad, issued as from October 9, 2020 with an average life of at least 2 years and the delivery of which to the creditors has allowed meeting the parameters provided for in the refinancing plan required under the aforementioned regulation, the requirement to settle in foreign currency in order to access the exchange market for the repayment of their principal and interest shall be deemed met.

•

Communication “A” 7,196, dated January 6, 2021: the BCRA authorized the application of foreign currency proceeds from exports of goods and services to the repayment of principal and interest of publicly registered debt securities issuances as of January 7, 2021, to the extent that:

i.	Such issuance is made under (i) an exchange of debt securities, or (ii) the refinancing of foreign financial debt whose final maturity is scheduled between March 31, 2021 and December 31, 2022; and

ii.	Considering the transaction as a whole, the average life of the new debt is at least 18 longer than the maturities being refinanced.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHERS (Cont.)

It also established that proceeds from debtor’s exports of goods and services may be deposited in foreign and/or Argentine accounts in order to guarantee the payment of maturities of the new foreign debts provided for in item 1 of Communication “A” 7,123 and that shall have entered the exchange market and been settled through it as from January 7, 2021. This option will be available until the amount in the account reaches 125% of the principal and interest payable in the current month and the following 6 calendar months, according to the schedule of maturities agreed with the creditors. Funds in excess of such amount must be entered into and settled through the foreign exchange market subject to the terms set forth in general regulations on this matter.

Additionally, residents may access the local foreign exchange market -under certain terms- for the posting of guarantees related to debts incurred as of January 7, 2021 that are included in item 1 of Communication “A” 7,123, or to local trusts created to guarantee the payment of principal and interest of such debts, for the acquisition of foreign currency applied to the constitution of guarantees in foreign currency accounts related to the amounts due in the debt contracts.

In addition, the issuance of debt securities denominated in foreign currency issued as of January 7, 2021, to refinance pre-existing debts shall be considered, for purposes of accessing the exchange market for payments of principal and interest on such securities, to have complied with the requirement of settlement in foreign currency for an amount equal to: i) the refinanced principal amount, ii) the interest accrued until the refinancing date and, iii) to the extent the new debt securities do not schedule principal maturities before 2023, an amount equivalent to the interest that would accrue until December 31, 2022.

•

Communication “A” 7,230, dated February 15, 2020: the BCRA extended the term of application of the provisions provided by Communication “A” 7,106 to a new period, between April 1, 2021 and December 31, 2021, and established new deadlines for submitting refinancing plans. Some exceptions were added to debt reached by this requirement when it relates to capital maturities of less than US$ 2 million per month, or debts incurred as of January 1, 2020 (i) whose funds have been entered and settled; or (ii) that constitute refinancing after said date, to the extent that the refinancing has allowed reaching the parameters required under the refinancing plan and (iii) the remaining portion of maturities of operations that were completed to comply with the refinancing plan, complying with its conditions. The impact of this communication is not significant for YPF and its subsidiaries. For its part, YPF EE (joint venture) has been reached by this communication by Class I NO whose principal is maturing on May 2021, for U$S 100 millon. The Management of said company considers that this communication will not have a negative impact.

34.l) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a)	CNV General Resolution No. 873

On November 27, 2020, General Resolution No. 873/2020 was published in the BO, simplifying the filing of financial information. The main simplifications for entities filing financial information based on the IFRS are mentioned below:

•	For information to be filed on a quarterly basis:

i) the filing of financial statements of companies over which the issuer exercises control, joint control or significant influence may be replaced with the disclosure in a Notes to the financial statements of the issuer of such entities’ information, in compliance with the applicable rules and regulations in force for each case. If this option is exercised, the issuer will make available such financial statements, if so requested by the public.

ii) consolidated and separate (individual) financial statements for interim periods may be filed as condensed statements, as provided for in IAS 34.

•	Section 12 of Chapter II, Title IV of the Rules (N.T. 2013 as amended) was repealed.

•	Information required in Exhibits may be disclosed in Notes.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

34. MAIN REGULATIONS AND OTHERS (Cont.)

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the Notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 8 Property, plant and equipment
Exhibit B – Intangible assets	Note 7 Intangible assets
Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures
Exhibit D – Other investments	Note 6 Financial instruments by category
Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 8 Property, plant and equipment Note 7 Intangible assets Note 15 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 24 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 37 Assets and liabilities in currencies other than the Peso

b)	CNV General Resolution No. 622

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 b.1 of Title VII, Chapter II, of the CNV Rules, “Settlement and Clearing Agent—Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of December 31, 2020, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 18. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 b.1 of the aforementioned regulations.

c)	CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

iii. AdeA S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

iv. File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

35. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2020, 2019 and 2018 and transactions with the mentioned parties for the years ended on such dates.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

35. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	2020				2019				2018
	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	12	641	484	—	12	587	114	—	2	461	428
MEGA	—	2,650	261	—	—	2,995	350	—	—	2,441	6
Refinor	—	577	75	—	—	956	123	—	—	770	5
Bizoy S.A.	—	—	—	—	—	17	—	—	11	—	—
Y-GEN I	—	—	—	—	—	—	—	—	—	2	—
YPF EE (1)	389	794	2,504	56	296	2,278	2,183	679	218	1,552	1,301
Petrofaro S.A.	—	—	—	—	—	6	—	—	—	267	151
OLCLP	79	7	168	—	56	59	70	—	1,884	—	—
Sustentator S.A.	—	—	2	—	—	—	—	—	—	—	—

	480	4,669	3,494	56	364	6,898	2,840	679	2,115	5,493	1,891

Associates:
CDS	—	144	10	—	—	1,063	—	—	—	518	—
YPF Gas	51	322	180	—	90	317	73	—	637	414	62
Oldelval	—	1	450	—	—	77	401	—	—	34	272
Termap	—	—	182	—	—	—	182	—	—	—	102
OTA	12	—	9	—	9	—	14	—	5	—	14
OTC	8	—	—	—	4	—	—	—	7	—	—
GPA	—	—	25	—	—	—	99	—	4	—	80
Oiltanking	—	1	304	—	—	—	198	—	21	—	147
Gas Austral S.A.	—	23	1	—	—	12	1	—	2	16	—

	71	491	1,161	—	103	1,469	968	—	676	982	677

	551	5,160	4,655	56	467	8,367	3,808	679	2,791	6,475	2,568

	2020			2019			2018
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint ventures:
Profertil	5,111	4,883	—	4,418	3,044	—	2,751	1,964	—
MEGA	12,408	2,281	—	10,672	1,854	—	8,150	438	—
Refinor	2,750	706	—	3,310	481	(16)	2,594	323	—
Bizoy S.A.	—	—	—	—	—	—	—	—	—
Y-GEN I	—	—	—	5	—	—	4	—	—
YPF EE (1)	3,647	5,184	—	5,016	3,862	—	2,064	1,548	47
Petrofaro S.A.	—	—	—	9	23	—	223	150	—
OLCLP	115	571	—	66	316	—	—
Sustentator S.A.	—	4	—

	24,031	13,629	—	23,496	9,580	(16)	15,786	4,423	47

Associates:
CDS	838	8	8	1,955	1	—	565	—	—
YPF Gas	2,401	345	3	2,217	252	162	1,608	104	217
Oldelval	57	2,893	2	238	2,192	—	103	1,167	—
Termap	—	1,309	—	—	1,302	—	6	666	—
OTA	2	76	—	1	80	—	1	47	—
GPA	—	1,176	—	—	845	—	—	363	—
Oiltanking	5	1,542	—	3	1,350	—	4	777	—
Gas Austral S.A.	223	—	—	206	1	—	199	—	—

	3,526	7,349	13	4,620	6,023	162	2,486	3,124	217

	27,557	20,978	13	28,116	15,603	146	18,272	7,547	264

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. Includes transactions following the loss of control over YPF EE. See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

35. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Credits / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2020	2019	2018	2020	2019	2018
SGE	(1) (17)	12,607	26,223	26,978	—	—	—
SGE	(2) (17)	3,330	3,416	1,211	3,992	5,684	1,376
SGE	(3) (17)	228	155	282	234	657	347
SGE	(4) (17)	240	166	192	—	7	107
SGE	(5) (17)	625	475	—	150	475	—
SGE	(6) (17)	440	172	1,255	845	995	3,447
SGE	(7) (17)	6,126	4,417	3,535	—	361	4,149
Ministry of Transport	(8) (17)	2,802	2,056	3,044	4,515	5,923	9,192
Secretariat of Industry	(9) (17)	—	—	—	—	688	—
CAMMESA	(10)	7,098	627	3,822	26,054	6,650	18,029
CAMMESA	(11)	(983)	386	(444)	(5,678)	(3,778)	(3,272)
IEASA	(12)	5,998	5,041	4,326	10,992	11,994	7,600
IEASA	(13)	(2,640)	(505)	(745)	(1,650)	(462)	(1,156)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	6,009	5,033	3,454	4,641	16,036	8,710
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(15)	—	—	—	—	—	(21)
ANSES	(16)	—	—	—	1,539	—	—

(1)	Benefits for the Stimulus Programs for the Additional Injection of Natural Gas.
(2)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the Household Program.
(5)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(6)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(7)

Procedure to compensate the payment of the accumulated daily differences on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. As of December 31, 2020, 1,887 have been charged to provision and 4,239 are disclosed net of liabilities with other natural gas producing companies. See Note 34.f.

(8)	The compensation for providing diesel to public transport of passengers at a differential price.
(9)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(10)	The provision of fuel oil and natural gas.
(11)	Purchases of energy. As of December 31, 2019, the Group had a credit balance for energy purchases.
(12)

Sale of natural gas and provision of regasification service in the regasification projects of LNG in Escobar. Likewise, for the ten months period as of October 31, 2018 it also included the regasification projects of LNG in Bahía Blanca.

(13)	The purchase of natural gas and crude oil.
(14)	The provision of jet fuel.
(15)	The purchase of miles for the YPF Serviclub program.
(16)	Income recognized by the Work and Production Assistance Program received in benefit of AESA and OPESSA.
(17)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 14 and 20 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030, and Treasury Bills, classified as “Investments in financial assets”. See Note 6.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. During fiscal years 2020, 2019 and 2018, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 14,962, 21,595 and 14,295, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2020, 2019 and 2018 amounts to 6,462, 2,066 and 2,064, respectively. See Note 33.b.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

35. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Short-term employee benefits (1)	719	515	337
Share-based benefits	161	123	55
Post-retirement benefits	32	22	14
Termination benefits	242	—	—

	1,154	660	406

(1)	Does not include Social Security contributions of 182, 133 and 66 for the years ended December 31, 2020, 2019 and 2018, respectively.

36. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 211, 133 and 87 for the years ended December 31, 2020, 2019 and 2018, respectively.

ii.	Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs described was 4,231, 3,790 and 2,141 for the years ended December 31, 2020, 2019 and 2018, respectively.

iii.	Share-based benefit plan

Consistent with share-based benefit plans approved in previous years, the Board of Directors:

i)

at its meeting held on June 8, 2015, approved the creation of a new share-based benefit plan 2015-2018 effective for 3 years from July 1, 2015 (grant date), with similar characteristics to existing plans.

j)

at its meeting held on May 10, 2016, approved the creation of a new share-based benefit plan 2016-2019 effective for 3 years from July 1, 2016 (grant date), with similar characteristics to the previously implemented schemes.

k)

at its meeting held on May 9, 2017, approved the creation of a new shared-based benefit plan for 2017-2020 effective for 3 years from July 1, 2017 (grant date), with similar characteristics to the previously implemented schemes.

l)

at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years from July 1, 2018 (grant date), with similar characteristics to the previously implemented schemes.

m)

at its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019 (grant date), with similar characteristics to the previously implemented schemes.

n)

at its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020 (grant date), with similar characteristics to the previously implemented schemes.

The amounts charged to expense in relation to the share-based plans, which are disclosed according to their nature, amounted to 541, 493 and 308 for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

36. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (Cont.)

During the fiscal years ended December 31, 2020, 2019 and 2018, the Company has repurchased 737,378, 411,623 and 250,795 of its own shares issued for an amount of 550, 280 and 120, respectively, and has delivered to the beneficiaries of the plan 769,312, 609,910 and 538,252 shares, respectively, for purposes of compliance with the share-based benefit plans. The cost of such repurchases is disclosed in the shareholders’ equity under the name of “Acquisition cost of Treasury shares”, while the nominal value and its adjustment derived from the monetary restatement made under the Prior Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the “Treasury shares” and “Adjustment to treasury shares” accounts, respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended December 31, 2020, 2019 and 2018, is as follows:

Plan 2015 - 2018

	2020	2019	2018
Amount at the beginning of the fiscal year	—	—	162,051
- Granted	—	—	—
- Settled	—	—	(155,385)
- Expired	—	—	(6,666)

Amount at end of fiscal year (1)	—	—	—

Expense recognized during the fiscal year	—	—	12
Fair value of shares on grant date (in dollars)	—	—	19.31

(1)	The life of the plan in 2018 was 7 months.

Plan 2016 - 2019

	2020	2019	2018
Amount at the beginning of the fiscal year	—	183,080	393,972
- Granted	—	—	—
- Settled	—	(180,478)	(189,303)
- Expired	—	(2,602)	(21,589)

Amount at end of fiscal year (1)	—	—	183,080

Expense recognized during the fiscal year	—	21	54
Fair value of shares on grant date (in dollars)	—	16.99	16.99

(1)	The life of the plan in 2019 was 7 months, whereas the remaining life as of December 31, 2018 was 7 months.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

36. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (Cont.)

Plan 2017 - 2020

	2020	2019	2018
Amount at the beginning of the fiscal year	183,201	375,552	644,949
- Granted	—	—	—
- Settled	(179,160)	(182,445)	(193,564)
- Expired	(4,041)	(9,906)	(75,833)

Amount at end of fiscal year (1)	—	183,201	375,552

Expense recognized during the fiscal year	37	98	142
Fair value of shares on grant date (in dollars)	20.26	20.26	20.26

(1)	The life of the plan in 2020 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2019, and between 7 and 19 months as of December 31, 2018.

Plan 2018 - 2021

	2020	2019	2018
Amount at the beginning of the fiscal year	508,458	761,512	—
- Granted	—	—	761,512
- Settled	(246,457)	(246,987)	—
- Expired	(24,919)	(6,067)	—

Amount at end of fiscal year (1)	237,082	508,458	761,512

Expense recognized during the fiscal year	127	212	100
Fair value of shares on grant date (in dollars)	13.60	13.60	13.60

(1)	The average remaining life of the plan is 7 months as of December 31, 2020, between 7 and 19 months as of December 31, 2019 and between 7 and 31 months as of December 31, 2018.

Plan 2019 - 2022

	2020	2019	2018
Amount at the beginning of the fiscal year	758,690	—	—
- Granted	—	758,690	—
- Settled	(246,236)	—	—
- Expired	(45,086)	—	—

Amount at end of fiscal year (1)	467,368	758,690	—

Expense recognized during the fiscal year	293	189	—
Fair value of shares on grant date (in dollars)	9.97	9.97	—

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2019.

Plan 2020 - 2023

	2020	2019	2018
Amount at the beginning of the fiscal year	—	—	—
- Granted	774,150	—	—

Amount at end of fiscal year (1)	774,150	—	—

Expense recognized during the fiscal year	108	—	—
Fair value of shares on grant date (in dollars)	4.75	—	—

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2020.

Moreover, the 2019—2022 Plan was supplemented with an additional dollar amount, with the same vesting as the shares, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

37. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	2020				2019			2018
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso	Exchange rate in force (1)	Total	Amount in currencies other than the Peso	Exchange rate in force (1)	Total
Noncurrent assets
Other receivables
U.S. dollar	27		83.95	2,233	1	59.69	60	10	37.50	375
Chilean peso	—		—	—	—	—	—	11	0.05	1
Bolivian peso	7		12.06	84	14	8.58	119	—	—	—
Trade receivables
U.S. dollar	98		83.95	8,221	220	59.69	13,132	489	37.50	18,338

Total noncurrent assets				10,538			13,311			18,714

Current assets
Other receivables
U.S. dollar	176		83.95	14,762	276	59.69	16,474	191	37.50	7,163
Euro	3		103.07	259	4	66.85	267	2	42.84	86
Chilean peso	9,242		0.12	1,109	5,241	0.08	419	6,253	0.05	313
Yen	105		0.81	85	151	0.55	83	—	—	—
Bolivian peso	14		12.06	168	—	—	—	—	—	—
Pound sterling	1		114.22	143	—	—	—	—	—	—
Trade receivables
U.S. dollar	657		83.95	55,196	939	59.69	56,030	907	37.50	34,013
Chilean peso	7,108		0.12	853	17,221	0.08	1,378	15,285	0.05	764
Euro	—	(2)	103.07	2	—	—	—	—	—	—
Investments in financial assets
U.S. dollar	118		83.95	9,882	140	59.69	8,370	292	37.50	10,941
Cash and cash equivalents
U.S. dollar	126		83.95	10,593	723	59.69	43,172	900	37.50	33,750
Chilean peso	608		0.12	73	1,685	0.08	135	1,097	0.05	55
Bolivian peso	—		—	—	10	8.58	90	—	—	—

Total current assets				93,125			126,418			87,085

Total assets				103,663			139,729			105,799

Noncurrent liabilities
Provisions
U.S. dollar	1,991		84.15	167,542	2,020	59.89	120,968	1,956	37.70	73,741
Lease liabilities
U.S. dollar	274		84.15	23,069	674	59.89	40,388	—	—	—
Loans
U.S. dollar	6,129		84.15	515,765	6,863	59.89	411,032	6,475	37.70	244,094
Other liabilities
U.S. dollar	35		84.15	2,960	12	59.89	699	14	37.70	523
Accounts payable
U.S. dollar	3		84.15	275	6	59.89	359	3	37.70	113

Total noncurrent liabilities				709,611			573,446			318,471

Current liabilities
Provisions
U.S. dollar	40		84.15	3,367	59	59.89	3,555	73	37.70	2,752
Chilean peso	575		0.12	69	—	—	—	—	—	—
Taxes payable
Chilean peso	1,375		0.12	165	3,102	0.08	248	1,752	0.05	88
Salaries and social security
U.S. dollar	9		84.15	731	7	59.89	406	6	37.70	226
Chilean peso	—		—	—	—	—	—	274	0.05	14
Lease liabilities
U.S. dollar	263		84.15	22,093	357	59.89	21,384	—	—	—
Loans
U.S. dollar	1,436		84.15	120,839	1,229	59.89	73,599	1,206	37.70	45,475
Chilean peso	2,958		0.12	355	2,993	0.08	239	—	—	—
Swiss franc					—	—	—	302	38,31	11,563
Other liabilities
U.S. dollar	108		84.15	9,062	22	59.89	1,310	12	37.70	452
Accounts payable
U.S. dollar	831		84.15	69,942	1,181	59.89	70,711	1,087	37.70	40,980
Euro	17		103.53	1,770	16	67.23	1,053	21	43.16	906
Chilean peso	6,400		0.12	768	3,744	0.08	300	2,202	0.05	110
Bolivian peso	—		12.06	—	7	8.58	60	—	—	—
Yen	384		0.82	315	133	0.55	73	13	0.34	4
Pound sterling	—	(2)	113.81	25

Total current liabilities				229,501			172,938			102,570

Total liabilities				939,112			746,384			421,041

(1)	Exchange rate in force at December 31, 2020, 2019 and 2018 according to BNA.
(2)	Registered value less than 1.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND 2018

38. SUBSEQUENT EVENTS

Debt Exchange

In the context of the exchange restrictions establish by Communication “A” 7,106 of the BCRA (see Note 34.k) and after formal consultation to BCRA, which was answered by the negative, with respect to possibility of complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021 (see Note 20), and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (the “Existing Negotiable Obligations”, see Note 20), for new Classes XVI, XVII and XVIII NOs (the “New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.

The New Negotiable Obligations contain usual covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NOs are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NOs remains outstanding.

On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NOs and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NOs. With such results, and taking into account that the refinancing of principal and interest of all Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free exchange market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NOs that were not exchanged at their maturity. In addition, the BCRA authorized access to the free exchange market for the payment of all Class VIII NOs due in March 2021 in the amount of approximately US$ 9 million.

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of US$ 775.8 million, US$ 747.8 million and US$ 575.6 million, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

•	Class XLVII NO for a principal amount of US$ 247.3 million.

•	Class XXVIII NO for a principal amount of US$ 656.4 million.

•	Class XIII NO for a principal amount of US$ 201.7 million.

•	Class XXXIX NO for a principal amount of US$ 368.2 million.

•	Class LIII NO for a principal amount of US$ 190.7 million.

•	Class I NO for a principal amount of US$ 101.0 million.

•	Class LIV NO for a principal amount of US$ 213.4 million .

As of the date of issuance of these consolidated financial statements, due to the recent closing of the above mentioned exchange offer, the Company was evaluating the accounting impact according to IFRS 9 guidelines.

Issuance of NOs

On February 26, 2021, the Company issued (i) Class XIV Additional NOs denominated in dollars and payable in pesos at the applicable exchange rate, at a 2% fixed interest rate, due December 4, 2023 for a principal amount of US$ 75.6 million and (ii) Class XIX NOs denominated in purchase value units (“UVA” for its acronym in Spanish), at a 3.5% fixed interest rate, due 42 months after the issuance and settlement date, for a principal amount of UVA 60.5 million.

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2020, or their description in Note to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

The consolidated financial statements as of December 31, 2020, have been approved at the Board of Director’s meeting and authorized to be issued on March 4, 2021, and will be considered at the Shareholders’ Meeting.

PABLO GERARDO GONZÁLEZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 12, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer